     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 2001
                                                   REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               F.N.B. CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            FLORIDA                         6711                 25-1255406
(STATE OR OTHER JURISDICTION OF (PRIMARY STANDARD INDUSTRIAL  (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)   CLASSIFICATION CODE NUMBER) IDENTIFICATION NO.)

                                                        GARY L. TICE
      2150 GOODLETTE ROAD NORTH            PRESIDENT AND CHIEF EXECUTIVE OFFICER
        NAPLES, FLORIDA 34102                        F.N.B. CORPORATION
            (800) 262-7600                        2150 GOODLETTE ROAD NORTH
  (ADDRESS, INCLUDING ZIP CODE, AND                 NAPLES, FLORIDA 34102
TELEPHONE NUMBER, INCLUDING AREA CODE, OF               (800) 262-7600
REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)    (NAME, ADDRESS, INCLUDING ZIP CODE
                                               AND TELEPHONE NUMBER, INCLUDING
                                               AREA CODE OF AGENT FOR SERVICE)

                                 ---------------
                                   COPIES TO:


       ROBERT C. SCHWARTZ, ESQ.                  KRISTEN LARKIN STEWART, ESQ.
    SMITH, GAMBRELL & RUSSELL, LLP                KIRKPATRICK & LOCKHART LLP
       PROMENADE II, SUITE 3100                    Henry W. Oliver Building
      1230 Peachtree Street, N.E.                    535 Smithfield Street
        Atlanta, Georgia 30309                  Pittsburgh, Pennsylvania 15222
            (404) 815-3500                              (412) 355-6500


                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

                    Upon the effective date of the merger of Promistar Financial Corporation with and into Registrant.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

                         CALCULATION OF REGISTRATION FEE

==============================================================================================
                                                     PROPOSED       PROPOSED
                                                      MAXIMUM        MAXIMUM       AMOUNT OF
   TITLE OF EACH CLASS OF           AMOUNT           OFFERING       AGGREGATE     REGISTRATION
 SECURITIES TO BE REGISTERED         TO BE             PRICE         OFFERING         FEE
                                  REGISTERED(1)      PER SHARE       PRICE(3)
----------------------------------------------------------------------------------------------
Common Stock, $0.01 par value   16,500,000 shares       (2)      $ 423,458,423.33  $105,864.61
==============================================================================================

(1) Reflects the estimated maximum number of shares of the Registrant's common stock which may be issued in connection with the proposed merger of Promistar Financial Corporation with and into the Registrant.

(2)      Not applicable.

(3) Computed, in accordance with Rule 457(f)(1), as the product of (x) the average of the high and low prices of the common stock of Promistar on July 26, 2001 multiplied by (y) the estimated maximum number of shares of Promistar common stock to be received by the Registrant in exchange for the securities registered hereby.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

                        JOINT PROXY STATEMENT/PROSPECTUS

                         PROMISTAR FINANCIAL CORPORATION
                               F.N.B. CORPORATION

Dear Promistar Shareholder:

         You are cordially invited to attend a special meeting of the shareholders of Promistar Financial Corporation to be held on ______, __________, 2001 at _____ a.m. local time at _____________________. At this special meeting, you will be asked to consider and vote upon an Agreement and Plan of Merger pursuant to which Promistar will be merged with and into F.N.B. Corporation, a diversified financial services holding corporation. If the merger agreement is approved at the special meeting and the merger is completed, each share of common stock of Promistar will be converted, at the effective time of the merger, into the right to receive 0.926 shares of FNB common stock, subject to possible adjustment in accordance with the terms of the merger agreement.

         FNB common stock is traded on the Nasdaq National Market under the symbol "FBAN." The closing price of FNB common stock on __________, 2001 was $_____.

         The merger cannot be completed unless Promistar's shareholders approve the merger agreement at the special meeting. If you were a shareholder of record of Promistar common stock on ______ __, 2001, you are entitled to vote at the special meeting. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD.

         This joint proxy statement/prospectus provides you with detailed information about the merger, FNB and the shares of FNB common stock that will be issued if the merger is completed. We encourage you to read this entire document carefully.

         THE BOARD OF DIRECTORS OF PROMISTAR BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF PROMISTAR'S SHAREHOLDERS. THE BOARD HAS APPROVED THE MERGER WITH FNB AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

                                          Sincerely,



                                          John H. Anderson
                                          Chairman and Chief Executive Officer


         PLEASE SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF POTENTIAL RISKS ASSOCIATED WITH THE MERGER, AND IN OWNING FNB COMMON STOCK.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE FNB COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED THAT THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This joint proxy statement/prospectus is dated _____ ___, 2001 and is being first mailed to Promistar shareholders on or about ______ ___, 2001.

                         PROMISTAR FINANCIAL CORPORATION
                                 551 MAIN STREET
                       JOHNSTOWN, PENNSYLVANIA 15901-1146

                          ----------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD _____________, 2001

                          ----------------------------

         To the Shareholders of Promistar Financial Corporation:

         A special meeting of the shareholders of Promistar Financial Corporation will be held on _____, _________, 2001, at _____, local time at _____________________for the following purposes:

                  (1) To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger pursuant to which Promistar will be merged with and into F.N.B. Corporation.

                  (2) To act on such other matters as may properly come before the special meeting and any adjournments or postponements of the special meeting.

         The merger agreement is more completely described in the accompanying proxy statement/prospectus, and a copy of the merger agreement is attached as Appendix A to the proxy statement/prospectus. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION SET FORTH THEREIN.

         Action may be taken on the above proposals at the special meeting on the date specified above or on any date or dates to which the special meeting may be adjourned or postponed. Only holders of record of Promistar common stock at the close of business on _____ ___, 2001, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. The affirmative vote of Promistar shareholders owning a majority of the shares of Promistar common stock represented at the meeting in person or by proxy is required for approval of the merger agreement and the merger.

         THE BOARD OF DIRECTORS OF PROMISTAR RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.

         Your vote is important. Whether or not you plan to attend the special meeting in person, please complete, sign and date the enclosed proxy card and to return it without delay in the enclosed postage-paid envelope. This will assure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of Promistar a written revocation bearing a later date, or by attending and voting in person at the special meeting.

                                     By Order of the Board of Directors,



                                     John H. Anderson
                                     Chairman and Chief Executive Officer


Johnstown, Pennsylvania
_____ _____, 2001


              PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED
       PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

                              -------------------

                        JOINT PROXY STATEMENT/PROSPECTUS

                               F.N.B. CORPORATION
                         PROMISTAR FINANCIAL CORPORATION

Dear FNB Shareholder:

         You are cordially invited to attend a special meeting of the shareholders of F.N.B. Corporation to be held on ______, __________, 2001 at _____ local time at _____________________. At this special meeting, you will be asked to consider and vote upon (i) an Agreement and Plan of Merger pursuant to which FNB will acquire Promistar Financial Corporation through the merger of Promistar with and into FNB, and (ii) an amendment to the Articles of Incorporation of FNB to increase the number of authorized shares of common stock from 100 million to 500 million.

         If the merger agreement is approved at the special meeting and the merger is completed, FNB will issue 0.926 shares of common stock in exchange for each share of Promistar common stock outstanding at the time of the merger. The exchange ratio is subject to possible adjustment in accordance with the terms of the merger agreement.

         The merger cannot be completed unless FNB's shareholders approve the merger agreement at the special meeting. If you were a shareholder of record of FNB common stock on ______ __, 2001, you are entitled to vote at the special meeting. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD.

         This proxy statement/prospectus provides you with detailed information about the merger. We encourage you to read this entire document carefully.

         THE BOARD OF DIRECTORS OF FNB RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE AMENDMENT TO FNB'S ARTICLES OF INCORPORATION.

                                        Sincerely,


                                        Gary L. Tice
                                        President and Chief Executive Officer



         PLEASE SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF POTENTIAL RISKS ASSOCIATED WITH THE MERGER.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED THAT THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This proxy statement/prospectus is dated _____ ___, 2001 and is being first mailed to FNB shareholders on or about ______ ___, 2001.

                               F.N.B. CORPORATION
                    F.N.B. CENTER, 2150 GOODLETTE ROAD NORTH
                              NAPLES, FLORIDA 34102

                          ----------------------------

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD _____________, 2001

                          ----------------------------

         To the Shareholders of F.N.B. Corporation:

         A special meeting of the shareholders of F.N.B. Corporation will be held on _____, _________, 2001, at _____, local time at _____________________, for the purpose of considering and voting upon the following:

                  (1) a proposal to approve and adopt an Agreement and Plan of Merger pursuant to which FNB will acquire Promistar Financial Corporation through the merger of Promistar with and into FNB;

                  (2) a proposal to amend the Articles of Incorporation of FNB to increase the number of authorized shares of common stock from 100 million to 500 million; and

                  (3) such other matters as may properly come before the special meeting and any adjournments or postponements of the special meeting.

         The merger agreement is more completely described in the accompanying proxy statement/prospectus, and a copy of the merger agreement is attached as Appendix A to the proxy statement/prospectus. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION SET FORTH THEREIN.

         Action may be taken on the above proposals at the special meeting on the date specified above or on any date or dates to which the special meeting may be adjourned or postponed. Only holders of record of FNB common stock or Series A Preferred Stock at the close of business on _____ ___, 2001, the record date for the special meeting, will be entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. The proposals to approve and adopt the merger agreement and to amend the Articles of Incorporation each require that the votes cast at the special meeting in favor of the proposal exceed the votes cast against the proposal.

         THE BOARD OF DIRECTORS OF FNB RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT.

         Your vote is important. Whether or not you plan to attend the special meeting in person, please complete, sign and date the enclosed proxy card and to return it without delay in the enclosed postage-paid envelope. This will assure your representation at the special meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the special meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Secretary of FNB a written revocation bearing a later date, or by attending and voting at the special meeting.

                                       BY ORDER OF THE BOARD OF DIRECTORS

                                       David B. Mogle, Secretary

Naples, Florida
_____ _____, 2001

              PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED
       PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING.

                           --------------------------

                             ADDITIONAL INFORMATION

         This document incorporates important business and financial information about Promistar and FNB from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain these documents by requesting them in writing or by telephone from the appropriate company as follows:

               Promistar Financial Corporation         F.N.B. Corporation
               Attn: Corporate Secretary               Attn: Corporate Secretary
               551 Main Street                         F.N.B. Center
               Johnstown, PA 15901                     2150 Goodlette Road North
               (814) 532-3801                          Naples, FL 34102
                                                        (941) 262-7600

         Promistar shareholders who would like to request any documents should do so by _______, 2001 in order to receive them before the Promistar special meeting. FNB shareholders who would like to request any documents should do so by ______________, 2001 in order to receive them before the FNB special meeting.

                                TABLE OF CONTENTS

                                                                                                               PAGE
                                                                                                               ----
SUMMARY...........................................................................................................1

     The Special Meetings.........................................................................................1
         Promistar Special Meeting................................................................................1
         FNB Special Meeting......................................................................................1
     The Merger...................................................................................................2
         The Companies............................................................................................2
         The Combined Company.....................................................................................2
         What Promistar Shareholders Will Receive.................................................................2
         Promistar's Reasons for the Merger.......................................................................3
         Dissenters' Rights.......................................................................................3
         Ownership of FNB after the Merger........................................................................3
         Opinions of Financial Advisors...........................................................................3
         Conditions to the Merger.................................................................................4
         Termination of the Merger Agreement......................................................................4
         Amendment, Waiver and Extension of the Merger Agreement..................................................4
         Regulatory Approvals.....................................................................................4
         Federal Income Tax Consequences..........................................................................5
         Accounting Treatment.....................................................................................5
         Stock Option Agreement...................................................................................5
         Certain Differences in the Rights of Shareholders........................................................5
         Future FNB Acquisition Activity..........................................................................5
         Share Information and Market Prices......................................................................6
         Selected Financial Data..................................................................................8

RISK FACTORS.....................................................................................................10

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.......................................................13

THE PROMISTAR SPECIAL MEETING....................................................................................14
         General  ...............................................................................................14
         Voting and Revocation of Proxies........................................................................14
         Solicitation of Proxies.................................................................................14
         Record Date and Voting Rights...........................................................................14
         Recommendation of the Promistar Board...................................................................15

THE FNB SPECIAL MEETING..........................................................................................16
         General  ...............................................................................................16
         Voting and Revocation of Proxies........................................................................16
         Solicitation of Proxies.................................................................................16
         Record Date and Voting Rights...........................................................................16
         Recommendations of the FNB Board........................................................................17

THE MERGER.......................................................................................................18
         Description of the Merger...............................................................................18
         Conversion of Promistar Options.........................................................................19
         Effective Time of the Merger............................................................................19
         Exchange of Certificates................................................................................20
         Background of the Merger................................................................................20
         Promistar's Reasons for the Merger......................................................................22
         Opinion of Promistar's Financial Advisor................................................................23
         FNB's Reasons for the Merger............................................................................31
         Opinion of FNB's Financial Advisor......................................................................31
         Impact of the Merger on FNB's Financial Performance.....................................................36
         Conditions to the Merger................................................................................36
         Conduct of Business Prior to the Merger.................................................................37
         Modification and Waiver of Provisions of the Merger Agreement...........................................39
         Termination of the Merger Agreement.....................................................................39

         Termination Fee.........................................................................................42
         Expenses................................................................................................42
         Certain Federal Income Tax Consequences.................................................................42
         Stock Option Agreement..................................................................................43
         Accounting Treatment....................................................................................45
         Interests of Certain Persons in the Merger..............................................................46
         Bank Regulatory Matters.................................................................................47
         Restrictions on Resales by Affiliates of Promistar......................................................48
         FNB Dividend Reinvestment and Direct Stock Purchase Plan................................................48

INFORMATION ABOUT FNB............................................................................................49

INFORMATION ABOUT PROMISTAR......................................................................................51

COMPARISON OF SHAREHOLDER RIGHTS.................................................................................53

DESCRIPTION OF FNB CAPITAL STOCK.................................................................................64

PROPOSAL TO AMEND FNB'S ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED CAPITAL STOCK...........................66

LEGAL MATTERS....................................................................................................67

EXPERTS..........................................................................................................67

OTHER MATTERS....................................................................................................67

WHERE YOU CAN FIND MORE INFORMATION..............................................................................68

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS................................................................69

APPENDIX A -- Agreement and Plan of Merger......................................................................A-1
APPENDIX B -- Stock Option Agreement............................................................................B-1
APPENDIX C -- Opinion of Keefe, Bruyette & Woods, Inc...........................................................C-1
APPENDIX D -- Opinion of The Robinson-Humphrey Company, LLC.....................................................D-1

                                     SUMMARY

         This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. The merger agreement is attached to this proxy statement/prospectus as Appendix A. To fully understand the merger and for a more complete description of the terms of the merger, you should carefully read this entire document, including the exhibits, and the documents we refer you to under the caption "Where You Can Find More Information."

                              THE SPECIAL MEETINGS

PROMISTAR SPECIAL MEETING (See page 14)

         A special meeting of Promistar's shareholders will be held on _____, _____, 2001 at _____ .m. at _____________________. At the special meeting,
Promistar shareholders will be asked to approve the merger agreement and the related merger.

         The merger agreement must be approved by the holders of a majority of the shares of Promistar common stock represented at the special meeting in person or by proxy. As of the record date for the special meeting, directors and executive officers of Promistar controlled approximately ___% of the outstanding shares of Promistar common stock entitled to vote at the special meeting.

         THE PROMISTAR BOARD BELIEVES THAT THE MERGER IS IN YOUR BEST INTERESTS AND RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE RELATED MERGER.

FNB SPECIAL MEETING (See page 16)

         A special meeting of FNB's shareholders will be held on _____, _____, 2001 at _____ .m at ______________________. At the special meeting, FNB shareholders will be asked to approve (i) the merger agreement and the related merger, and (ii) an amendment to the Articles of Incorporation of FNB increasing the number of authorized shares of FNB common stock from 100 million to 500 million.

         The proposals to approve and adopt the merger agreement and to amend the Articles of Incorporation each require that the votes cast at the special meeting in favor of the proposal exceed the votes cast against the proposal. As of the record date for the special meeting, directors and executive officers of FNB controlled approximately ___% of the outstanding shares of FNB common stock entitled to vote at the special meeting.

         THE FNB BOARD RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND THE RELATED MERGER, AND FOR THE PROPOSAL TO AMEND FNB'S ARTICLES OF INCORPORATION.

                                   THE MERGER

THE COMPANIES

F.N.B. CORPORATION
2150 Goodlette Road North
Naples, Florida  34102
(800) 262-7600

         FNB is a financial services holding company with executive offices in Naples, Florida and Hermitage, Pennsylvania. FNB provides a broad range of financial services to its customers through its banking, insurance agency, consumer finance, and trust company subsidiaries, which operate over 150 offices in four states. As of June 30, 2001, FNB had $4.1 billion in consolidated assets and $3.3 billion in deposits. For additional information regarding FNB, see "The Merger," "Information About FNB" and "Where You Can Find More Information."

PROMISTAR FINANCIAL CORPORATION
551 Main Street
Johnstown, Pennsylvania  15901-1146
(814) 532-3801

         Promistar is a bank holding company headquartered in Johnstown, Pennsylvania. Promistar's business consists primarily of the operations of Promistar Bank, its banking subsidiary, which is a member of the Federal Reserve System. Promistar Bank conducts business through a network of 72 offices located throughout southwestern Pennsylvania and provides a full range of financial services to individuals, businesses and governmental bodies, including accepting demand, savings and time deposits, safe deposit facilities, electronic banking services, debit cards, money transfer services, and other banking services. Promistar Bank also offers lending services, including consumer, real estate, commercial and industrial loans. As of June 30, 2001, Promistar had consolidated assets of $2.1 billion and $1.7 billion in deposits. For additional information regarding Promistar, see "The Merger," "Information About Promistar" and "Where You Can Find More Information."

THE COMBINED COMPANY

         At the effective time of the merger, Promistar will be merged with and into FNB, which is incorporated under the laws of the State of Florida. The FNB Articles of Incorporation and the FNB Bylaws in effect at the effective time will continue to govern FNB until amended or repealed in accordance with applicable law. Following the merger, the size of the FNB Board will be increased by three, and three of the members of the Promistar Board, to be chosen by Promistar, will be elected by the FNB Board to fill those vacancies.

WHAT PROMISTAR SHAREHOLDERS WILL RECEIVE  (See page 18)

         If the merger is completed, Promistar shareholders will receive 0.926 shares of FNB common stock for each share of Promistar common stock owned on the effective date of the merger. Each Promistar shareholder will receive a small cash payment equal to the value of any fractional share to which such shareholder is entitled, unless such shareholder elects to enroll in FNB's dividend reinvestment plan, in which case FNB will issue to such shareholder, in book-entry form, the exact number of shares (rounded to the third decimal place) to which such person is entitled.

         The 0.926 exchange ratio is subject to adjustment in the event that certain termination provisions, based on the market price of FNB's common stock, have been triggered and the Promistar Board elects to terminate the merger agreement. Promistar's right to terminate the merger agreement would arise if the average closing price of FNB common stock during a specified period before receipt of the last required regulatory or shareholder approval of the merger is less than $19.962 per share and FNB common stock underperforms an index of financial institution stocks by a specified amount. However, Promistar would not have the right to terminate the merger agreement if FNB were to elect to make a compensating adjustment in the exchange ratio.

PROMISTAR'S REASONS FOR THE MERGER  (See page 22)

         The Promistar Board believes that the terms of the merger agreement and the merger are fair to, and in the best interests of, Promistar and its shareholders. In reaching its decision, the Promistar Board considered the following factors, among others:

         - the belief of the Promistar Board that FNB has offered a fair price to Promistar shareholders for their Promistar common stock and that Promistar shareholders would generally not be taxed upon their exchange of Promistar stock for FNB stock (except with respect to cash received in lieu of fractional shares);

         - the potential benefits to be received by Promistar's customers from the merger and FNB's commitment to community banking;

         -        an evaluation of the potential long-term prospects of FNB;

         -        the stock and cash dividend history of FNB common stock; and

         -        FNB's intention to retain most of Promistar's employees.

         The Promistar Board believes that the financial services industry is becoming increasingly competitive, and that the merger will enable Promistar's customers to be better served and will provide Promistar's shareholders with substantial benefits. The merger will also provide opportunities for Promistar's customers to be offered more diverse products and services.

DISSENTERS' RIGHTS

         Neither FNB shareholders nor Promistar shareholders will have any dissenters' or appraisal rights as a result of the matters to be voted on at the respective special meetings.

OWNERSHIP OF FNB AFTER THE MERGER

         FNB will issue up to 16.5 million shares of its common stock to Promistar shareholders in connection with the merger (assuming no additional shares of Promistar common stock are issued upon the exercise of Promistar stock options prior to the merger, and assuming there is no adjustment to the 0.926 exchange ratio), which would constitute approximately 39% of the outstanding stock of FNB after the merger, based on the number of outstanding shares of FNB common stock on June 30, 2001. The shares will be listed for trading on the Nasdaq National Market. FNB common stock is traded on the Nasdaq National Market under the symbol "FBAN."

OPINIONS OF FINANCIAL ADVISORS  (See pages 23 and 31)

         Promistar's Advisor. Promistar asked its financial advisor, Keefe, Bruyette & Woods, Inc. ("KBW"), for advice on the fairness to Promistar's shareholders of the consideration that FNB is offering in the merger. KBW performed a number of analyses in which it compared the companies' historical stock prices and other measures of performance, compared the financial terms of the merger to those of other publicly announced transactions, and estimated the relative values of FNB and Promistar based on past and anticipated future performance and the benefits that could be expected from the merger. KBW delivered its written opinion, dated June 13, 2001, that the merger consideration is fair to Promistar shareholders from a financial point of view. The fairness opinion is attached as Appendix C to this proxy statement/prospectus. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by KBW. KBW's opinion is addressed to the Promistar Board and does not constitute a recommendation to any shareholder as to how to vote with respect to matters relating to the proposed merger.

         FNB's Advisor. FNB asked its financial advisor, The Robinson-Humphrey Company, LLC (now SunTrust Robinson Humphrey Equity Capital Markets), for advice on the fairness to FNB's shareholders of the consideration that FNB is offering in the merger. Robinson-Humphrey has delivered a written opinion to the FNB Board that as of June 13, 2001, the date the FNB Board approved the merger and related agreements, the exchange ratio was fair to FNB shareholders from a financial point of view. The opinion is attached Appendix D to this proxy statement/prospectus. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Robinson-Humphrey. Robinson-Humphrey's opinion is addressed to the FNB Board and does not constitute a recommendation to any shareholder as to how to vote with respect to matters relating to the proposed merger.

CONDITIONS TO THE MERGER  (See page 36)

         To complete the merger, a number of conditions must be satisfied in addition to obtaining the approval of the shareholders of FNB and Promistar, including the following:

         -        no law or injunction may effectively prohibit the merger;

         - FNB and Promistar must receive all necessary approvals of governmental and regulatory authorities;

         - FNB and Promistar must receive a legal opinion that the merger will be treated as a tax-free reorganization under the Internal Revenue Code; and

         - FNB and Promistar must receive a letter from FNB's independent auditors indicating that the merger can be accounted for as a pooling of interests.

TERMINATION OF THE MERGER AGREEMENT (See page 39)

         FNB and Promistar can agree to terminate the merger agreement at any time prior to completion of the merger, and either FNB or Promistar can terminate the merger agreement if, among other reasons, any of the following occurs:

         - the merger is not approved by the shareholders of Promistar and FNB;

         -        the merger is not completed by March 31, 2002;

         - a court or other governmental authority permanently prohibits the merger; or

         - the other party breaches or materially fails to comply with any of its representations or warranties or obligations under the merger agreement.

         Promistar will also have the right to terminate the merger agreement if the average closing price of FNB stock during a specified period before receipt of the last required regulatory or shareholder approval of the merger is less than $19.962 and FNB common stock underperforms an index of financial institutions by a specified amount, unless FNB were to elect to make a compensating adjustment to the exchange ratio.

AMENDMENT, WAIVER AND EXTENSION OF THE MERGER AGREEMENT  (See page 39)

         Promistar and FNB may amend the merger agreement at any time before the merger is completed, and may agree to extend the time within which any action required by the merger agreement is to take place. However, if an amendment would change the amount or form of the consideration Promistar shareholders would receive in the merger, the amendment would have to be approved by the shareholders of Promistar and FNB.

REGULATORY APPROVALS  (See page 47)

         The merger is subject to the approval of the Federal Reserve Board. If the Federal Reserve Board approves the merger, the United States Department of Justice has 15 days in which to challenge the approval on antitrust grounds. We may not consummate the merger until expiration of the 15-day waiting period. These governmental authorities may impose conditions for granting approval of the merger.

         FNB and Promistar have filed all required applications for regulatory review and approval or notice in connection with the merger. Neither Promistar nor FNB can offer any assurance that all necessary approvals will be obtained or as to the date of any such approvals.

FEDERAL INCOME TAX CONSEQUENCES  (See page 42)

         The merger is structured so that Promistar shareholders generally will not recognize any gain or loss for federal income tax purposes in the merger, except for taxes payable because of cash received by Promistar shareholders instead of fractional shares of FNB common stock.

ACCOUNTING TREATMENT  (See page 45)

         FNB plans to account for the merger as a pooling-of-interests under generally accepted accounting principles.

STOCK OPTION AGREEMENT  (See page 43)

         In connection with the merger agreement, Promistar granted FNB an option to purchase up to 2,975,830 shares of Promistar common stock at an exercise price of $17.306 per share. FNB may exercise the stock option only if certain events occur that would likely be associated with another party attempting to prevent the merger and acquire a substantial portion or all of Promistar. As of the date of this joint proxy statement/prospectus, none of those events has occurred. The purpose of the stock option is to increase the likelihood that the merger will occur by making it more costly for another party to acquire Promistar.

CERTAIN DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS  (See page 53)

         Once the merger occurs, Promistar shareholders will automatically become shareholders of FNB and their rights will be governed by Florida law and FNB's corporate governing documents rather than Pennsylvania law and Promistar's governing documents.

FUTURE FNB ACQUISITION ACTIVITY

         As part of its growth strategy, FNB may acquire other banks or other financial services institutions to expand or strengthen its market position. Risks associated with this strategy include, but are not limited to, FNB paying too high a price for future acquisitions or failing to properly integrate and manage new operations. Future acquisitions may be dilutive to FNB shareholders.

SHARE INFORMATION AND MARKET PRICES

         The following table presents the closing market prices for Promistar and FNB common stock on June 13, 2001 and ______________, 2001. June 13, 2001
was the last full trading day prior to the date on which the signing of the merger agreement was announced. ________________, 2001 was the last practicable trading day for which information was available prior to the date of the filing of this joint proxy statement/prospectus. The table also presents the equivalent price per share of Promistar common stock, giving effect to the merger, as of such dates. The equivalent per share price of Promistar common stock is determined by multiplying the closing market price per share of FNB common stock on each date by the exchange ratio of 0.926.

         FNB common stock trades on the Nasdaq National Market under the trading symbol "FBAN." Promistar common stock trades on the Nasdaq National Market under the trading symbol "PRFC." The market prices of shares of FNB common stock and Promistar common stock fluctuate from day to day. As a result, you should obtain current market quotations to evaluate the merger. These quotations are available from stockbrokers, in major newspapers such as The Wall Street Journal, and on the Internet.

                                                                                          PROMISTAR
                                                                                       EQUIVALENT PER
                                                       FNB           PROMISTAR           SHARE PRICE
                                                      ------         ---------         --------------
           June 13, 2001.......................       $26.74           $19.76              $24.76
           _______, 2001.......................       $_____           $_____              $_____

RECENT DEVELOPMENTS

         On February 26, 2001, Promistar entered into an agreement to acquire FNH Corporation, a single bank holding company located in Herminie, Pennsylvania. At March 31, 2001, FNH Corporation had total consolidated assets of approximately $306 million, total consolidated deposits of approximately $247 million, and total consolidated stockholders' equity of approximately $31 million. Promistar expects to complete the acquisition in August 2001. See "Information About Promistar -- Recent Developments."

COMPARATIVE UNAUDITED PER SHARE DATA

         The following table sets forth selected comparative per share data for each of FNB and Promistar on an historical basis and selected unaudited pro forma comparative per share data assuming the merger had been consummated and FNB and Promistar had been combined as of the beginning of the earliest period presented for earnings per share and dividends per share and as of the dates shown for book value per share. The unaudited pro forma financial data have been prepared giving effect to the merger as a pooling-of-interests. For a description of the effect of pooling-of-interests method of accounting on the merger and the historical financial statements of FNB, see "The Merger - Accounting Treatment."

         The pro forma equivalent amounts shown below for Promistar have been calculated by multiplying the pro forma combined amounts for FNB by the exchange ratio of 0.926. The pro forma amounts are presented for informational purposes only and are not necessarily indicative of the operating results and financial position that might have been achieved had the merger occurred as of an earlier date, nor are they necessarily indicative of operating results and financial position that may occur in the future. All per share data have been adjusted to reflect the FNB 5% stock dividend paid on May 31, 2001.

                                                                                                               THREE MONTHS
                                                                    YEAR ENDED DECEMBER 31,                   ENDED MARCH 31,
                                                             --------------------------------------          ------------------
                                                              2000            1999            1998           2001          2000
                                                             ------          ------          ------          ----          ----
                                                                   (Unaudited, except FNB and                    (Unaudited)
                                                                      Promistar historical)
EARNINGS BEFORE EXTRAORDINARY ITEMS PER
COMMON SHARE:

  FNB
     Historical (basic) ...........................          $ 1.84          $ 1.69          $ 1.43          $.25          $.44
     Historical (diluted) .........................            1.79            1.64            1.37           .24           .43
     Pro forma combined (basic) ...................            1.58            1.56            1.40           .28           .42
     Pro forma combined (diluted) .................            1.56            1.52            1.37           .27           .42

  Promistar
     Historical (basic) ...........................            1.11            1.25            1.26           .31           .37
     Historical (diluted) .........................            1.11            1.25            1.26           .31           .37
     Pro forma equivalent
          Basic ...................................            1.46            1.44            1.30           .26           .39
          Diluted .................................            1.44            1.41            1.27           .25           .39

CASH DIVIDENDS DECLARED PER COMMON SHARE:

  FNB .............................................             .68             .64             .61           .17           .16
  Promistar historical ............................             .83             .71             .61           .21           .20
  Promistar pro forma equivalent ..................             .63             .59             .16           .56           .15


                                                           AS OF DECEMBER 31, 2000          AS OF MARCH 31, 2001
                                                           -----------------------          --------------------
BOOK VALUE PER COMMON SHARE:
     FNB historical.................................               $13.68                          $13.67

     FNB pro forma combined.........................                13.07                           13.15

     Promistar historical...........................                11.13                           11.32

     Promistar pro forma equivalent.................                12.10                           12.18

SELECTED FINANCIAL DATA

         The following tables present (i) summary selected financial data for each of FNB and Promistar on an historical basis and (ii) summary unaudited pro forma selected financial data for FNB and Promistar giving effect to the merger as a pooling-of-interests. For a description of the effect of pooling-of-interests accounting on the merger and the historical financial statements of FNB, see "The Merger - Accounting Treatment." The FNB summary selected financial data are derived from FNB's consolidated audited financial statements and unaudited interim financial statements. All FNB historical per share data have been adjusted to reflect the 5% FNB stock dividend paid on May 31, 2001. The Promistar summary selected financial data are derived from Promistar's consolidated audited financial statements and unaudited interim financial statements. See "Where You Can Find More Information."

         The pro forma amounts are not necessarily indicative of results of operations or combined financial position that would have resulted had the merger been consummated at the beginning of the period indicated or that will be attained in the future. The pro forma information should be read in conjunction with the audited financial statements of FNB and Promistar.

FNB:

                                                                                                           THREE MONTHS
                                                             YEAR ENDED DECEMBER 31,                      ENDED MARCH 31,
                                           ----------------------------------------------------------  ----------------------
                                              2000        1999        1998        1997        1996        2001        2000
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                    (in thousands, except per share data)                   (Unaudited)
INCOME STATEMENT DATA:
   Interest income ......................  $  290,936  $  254,916  $  246,027  $  225,126  $  209,761  $   73,801  $   69,166
   Interest expense .....................     135,308     106,467     108,152      96,728      88,063      34,886      30,296
   Net interest income ..................     155,628     148,449     137,875     128,398     121,698      38,915      38,870
   Provision for loan losses ............      10,877       9,240       7,572      11,503      10,063       2,101       2,973
   Income before extraordinary items ....      42,776      39,295      33,021      29,228      23,327       5,872      10,391
   Extraordinary income, net of tax .....          --          --          --       8,809          --          --          --
   Net income ...........................      42,776      39,295      33,021      38,037      23,327       5,872      10,391

   Earnings per common share
      before extraordinary items
         Basic ..........................        1.84        1.69        1.43        1.36        1.03         .25         .44
         Diluted ........................        1.79        1.64        1.37        1.30        1.00         .24         .43

   Cash dividends declared per
      common share ......................         .68         .64         .61         .52         .50         .17         .16


BALANCE SHEET DATA (AT PERIOD END):

     Total assets .......................  $3,886,548  $3,706,184  $3,406,677  $3,098,453  $2,796,926  $4,005,876  $3,762,325
     Total loans net of unearned income
        and allowance for loan losses ...   2,923,336   2,767,463   2,390,576   2,144,734   1,939,818   2,908,890   2,869,633
     Total deposits .....................   3,102,937   2,909,434   2,850,428   2,583,586   2,344,312   3,205,649   3,044,292
     Total Long-term debt ...............     116,140     117,634      70,384      73,434      59,448     113,052      92,381
     Stockholders' equity ...............     321,244     290,315     282,138     270,440     235,025     327,817     292,739

PROMISTAR:

                                                                                                            THREE MONTHS
                                                             YEAR ENDED DECEMBER 31,                       ENDED MARCH 31,
                                           ----------------------------------------------------------  ----------------------
                                              2000        1999        1998       1997(1)     1996(2)      2001        2000
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                                                            (unaudited)
                                                                 (in thousands, except per share data)
INCOME STATEMENT DATA:
     Interest income ....................  $  148,882  $  140,165  $  138,926  $  130,513  $  124,778  $   37,182  $   36,355
     Interest expense ...................      71,018      59,484      60,421      54,987      51,653      19,024      16,455
     Net interest income ................      77,864      80,681      78,505      75,526      73,125      18,158      19,900
     Provision for loan losses ..........       6,060       6,099       5,984       4,250       2,441       2,200       1,203
     Net income .........................      18,162      20,814      21,059      20,478      16,800       4,588       6,119

     Earnings per common share
       Basic ............................        1.11        1.25        1.26        1.23        1.03         .31         .37
       Diluted ..........................        1.11        1.25        1.26        1.23        1.02         .31         .37

     Cash dividends declared per
       common share .....................         .83         .71         .61         .53         .43         .21         .20


BALANCE SHEET DATA (AT PERIOD END):
     Total assets .......................  $2,070,338  $2,060,672  $1,915,908  $1,792,036  $1,699,748  $2,056,106  $1,998,964
     Total loans, net of unearned income
         and allowance for loan loss ....   1,501,196   1,499,170   1,312,039   1,173,649   1,127,769   1,493,279   1,472,655
     Total deposits .....................   1,665,804   1,595,119   1,578,150   1,549,520   1,465,101   1,644,345   1,584,860
     Total long term debt ...............     151,031     150,010     100,031      14,335      17,270     151,265     150,004
      Stockholders' equity ..............     166,378     185,027     189,145     177,233     165,432     169,285     187,676


COMBINED:


                                                                                                           THREE MONTHS
                                                             YEAR ENDED DECEMBER 31,                      ENDED MARCH 31,
                                           ----------------------------------------------------------  ----------------------
                                              2000        1999        1998        1997        1996        2001        2000
                                           ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                 (in thousands, except per share data)
INCOME STATEMENT DATA:
     Interest income ....................  $  439,789  $  395,056  $  384,931  $  355,628  $  334,530  $  110,976  $  105,514
     Interest expense ...................     206,326     165,951     168,573     151,715     139,716      53,910      46,751
     Net interest income ................     233,463     229,105     216,358     203,913     194,814      57,066      58,763
     Provision for loan losses ..........      16,937      15,339      13,556      15,753      12,504       4,301       4,176
     Income before extraordinary items ..      60,912      60,087      54,060      49,695      40,118      10,454      16,504
     Extraordinary income, net of tax ...           0           0           0       8,809           0           0           0
     Net income .........................      60,912      60,087      54,060      58,504      40,118      10,454      16,504
     Earnings before extraordinary items
          per common share
       Basic ............................        1.58        1.56        1.40        1.35        1.06         .28         .42
       Diluted ..........................        1.56        1.52        1.37        1.31        1.04         .27         .42
     Cash dividends declared per
       common share .....................         .77         .69         .63         .54         .49         .19         .18


BALANCE SHEET DATA (AT PERIOD END):
     Total assets .......................  $5,956,272  $5,766,116  $5,321,665  $4,889,632  $4,496,068  $6,061,368  $5,760,675
     Total loans, net of unearned income
         and allowance for loan loss ....   4,424,532   4,266,633   3,702,615   3,318,383   3,067,587   4,402,169   4,342,288
     Total deposits .....................   4,768,741   4,504,553   4,428,578   4,133,106   3,809,413   4,849,994   4,629,152
     Total long term debt................     267,171     267,644     170,415      87,769      76,718     264,317     242,385
      Stockholders' equity ..............     487,223     474,861     470,685     447,115     400,063     496,703     479,801

----------------

(1) Reflects the purchase acquisition of three branch offices of National City Bank on June 6, 1997.

(2) Reflects the purchase acquisition of the Armstrong County Trust Company on June 13, 1996.

                                  RISK FACTORS

          In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, you should give careful attention to the following statements respecting certain risks associated with the merger and with the ownership of FNB common stock.

                    RISKS SPECIFICALLY RELATED TO THE MERGER

FNB MAY ENCOUNTER INTEGRATION DIFFICULTIES OR MAY FAIL TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER.

         FNB and Promistar may not be able to integrate their operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. While FNB has successfully integrated past acquisitions, the proposed merger with Promistar would be by far the largest acquisition undertaken by FNB and will be significantly more difficult to integrate smoothly and successfully.

         Additionally, in determining that the merger is in the best interests of FNB and Promistar, as the case may be, the Board of Directors of each of FNB and Promistar considered that enhanced earnings may result from the consummation of the merger, including from reduction of duplicate costs, improved efficiency and cross-marketing opportunities. However, there can be no assurance that any enhanced earnings will result from the merger.

BECAUSE THE MARKET PRICE OF FNB COMMON STOCK MAY FLUCTUATE, YOU CANNOT BE CERTAIN OF THE MARKET VALUE OF THE COMMON STOCK THAT PROMISTAR SHAREHOLDERS WILL RECEIVE IN THE MERGER.

         Upon completion of the merger, each share of Promistar common stock will be converted into 0.926 shares of FNB common stock, subject to possible adjustment as described under the heading "The Merger -Termination of the Merger Agreement." Any change in the price of FNB common stock prior to the merger will affect the market value of the stock that Promistar shareholders will receive on the date of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

         The prices of FNB common stock and Promistar common stock at the closing of the merger may vary from their respective prices on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meetings. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of FNB common stock during the period from June 13, 2001, the last trading day before public announcement of the merger, through _____________, 2001, the exchange ratio represented a value ranging from a high of $______ to a low of $_______ for each share of Promistar common stock. Because the date the merger is completed will be later than the dates of the meetings, at the time of your shareholders' meeting, you will not know what the market value of the combined company's common stock will be upon completion of the merger.

FUTURE RESULTS OF THE COMBINED COMPANIES MAY MATERIALLY DIFFER FROM THE PRO FORMA FINANCIAL INFORMATION PRESENTED IN THIS DOCUMENT.

         Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. We have estimated that the combined company will record approximately $41 million of merger-related charges. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. See "The Merger -- Impact of the Merger on FNB's Financial Performance."

                    RISKS RELATED TO OWNING FNB COMMON STOCK

FNB'S STATUS AS A HOLDING COMPANY MAKES IT DEPENDENT ON DIVIDENDS FROM ITS SUBSIDIARIES TO MEET ITS OBLIGATIONS.

         FNB is a holding company and conducts almost all of its operations through its subsidiaries. FNB does not have any significant assets other than the stock of its subsidiaries. Accordingly, FNB depends on the cash flows of its subsidiaries to meet its obligations. FNB's right to participate in any distribution of earnings or assets of its subsidiaries is subject to the prior claims of creditors of such subsidiaries. Under federal and state law, FNB's bank subsidiaries are limited in the amount of dividends they can pay to FNB without prior regulatory approval. Also, bank regulators have the authority to prohibit FNB's subsidiary banks from paying dividends if they think the payment would be an unsafe and unsound banking practice.

INTEREST RATE VOLATILITY COULD SIGNIFICANTLY HARM FNB'S BUSINESS.

          FNB's results of operations are affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. A significant component of FNB's earnings is its net interest income, which is the difference between income from interest-earning assets, such as loans, and expense of interest-bearing liabilities, such as deposits. A change in market interest rates will adversely affect FNB's earnings if market interest rates change such that the interest FNB pays on deposits and borrowings increases faster than the interest it collects on loans and investments. Consequently, FNB, along with other financial institutions generally, is sensitive to interest rate fluctuations.

FNB'S RESULTS OF OPERATIONS ARE SIGNIFICANTLY AFFECTED BY THE ABILITY OF ITS BORROWERS TO REPAY THEIR LOANS.

         Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

         -        credit risks of a particular borrower;

         -        changes in economic and industry conditions;

         -        the duration of the loan; and

         - in the case of a collateralized loan, uncertainties as to the future value of the collateral.

Generally, commercial/industrial, construction and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans.

FNB'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED IF ITS ALLOWANCE FOR LOAN LOSSES IS NOT SUFFICIENT TO ABSORB ACTUAL LOSSES.

         There is no precise method of predicting loan losses. FNB can give no assurance that its allowance for loan losses is or will be sufficient to absorb actual loan losses. Excess loan losses could have a material adverse effect on FNB's financial condition and results of operations. FNB attempts to maintain an appropriate allowance for loan losses to provide for estimated losses in its loan portfolio. FNB periodically determines the amount of the allowance for loan losses based upon consideration of several factors, including:

         - an ongoing review of the quality, mix and size of the overall loan portfolio;

         -        historical loan loss experience;

         -        evaluation of non-performing loans;

         - assessment of economic conditions and their effects on the existing portfolio; and

         - the amount and quality of collateral, including guarantees, securing loans.

FNB'S FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED IF IT IS UNABLE TO ATTRACT SUFFICIENT DEPOSITS TO FUND ITS ANTICIPATED LOAN GROWTH.

         FNB funds its loan growth primarily through deposits. To the extent that FNB is unable to attract and maintain levels of deposits to fund its loan growth, FNB would be required to raise additional funds through public or private financings. FNB can give no assurance that it would be able to obtain these funds on terms that are favorable to it.

FNB COULD EXPERIENCE SIGNIFICANT DIFFICULTIES AND COMPLICATIONS IN CONNECTION WITH ITS GROWTH.

         FNB has grown significantly over the last few years and may seek to continue to grow by acquiring financial institutions and branches as well as non-depository entities engaged in permissible activities for its financial institution subsidiaries. However, the market for acquisitions is highly competitive. FNB may not be as successful in the future as it has been in the past in identifying financial institution and branch acquisition candidates, integrating acquired institutions or preventing deposit erosion at acquired institutions or branches.

         FNB may encounter unforeseen expenses, as well as difficulties and complications in integrating expanded operations and new employees without disruption to overall operations. In addition, rapid growth may adversely affect FNB's operating results because of many factors, including start-up costs, diversion of management time and resources, asset quality and required operating adjustments. FNB may not successfully integrate or achieve the anticipated benefits of its growth or expanded operations.

FNB COULD BE ADVERSELY AFFECTED BY CHANGES IN THE LAW, ESPECIALLY CHANGES DEREGULATING THE BANKING INDUSTRY.

         FNB and its subsidiaries operate in a highly regulated environment and are subject to supervision and regulation by several governmental regulatory agencies, including the Federal Reserve Board, the Office of the Comptroller of the Currency, the FDIC and the Pennsylvania and Florida Departments of Banking. Regulations are generally intended to provide protection for depositors and customers rather than for investors. FNB is subject to changes in federal and state law, regulations, governmental policies, income tax laws and accounting principles. Deregulation could adversely affect the banking industry as a whole and may limit FNB's growth and the return to investors by restricting such activities as:

         -        the payment of dividends;

         -        mergers with or acquisitions by other institutions;

         -        investments;

         -        loans and interest rates;

         -        providing securities, insurance or trust services; and

         - the types of non-deposit activities in which FNB's financial institution subsidiaries may engage.

         In addition, legislation may change present capital requirements, which would restrict FNB's activities and require it to maintain additional capital. FNB cannot predict what changes, if any, federal and state agencies will make to existing federal and state legislation and regulations or the effect that such changes may have on FNB's business.

FNB'S RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED DUE TO SIGNIFICANT COMPETITION.

         FNB may not be able to compete effectively in its markets, which could adversely affect its results of operations. The banking and financial service industry in each of FNB's market areas is highly competitive. The increasingly competitive environment is a result of:

         -        changes in regulation;

         -        changes in technology and product delivery systems; and

         - the accelerated pace of consolidation among financial services providers.

         FNB competes for loans, deposits and customers with various bank and non-bank financial service providers, many of which are larger in terms of total assets and capitalization, have greater access to capital markets and offer a broader array of financial services than does FNB. Competition with such institutions may cause FNB to increase its deposit rates or decrease its interest rate spread on loans it originates.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         This proxy statement/prospectus contains forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include statements preceded by, followed by or including words such as "believes," "anticipates," "plans," "expects" and similar expressions. You should understand that the following important factors, in addition to those discussed elsewhere in this document and the documents incorporated by reference in this document, could affect the future results of FNB and Promistar and could cause those results to differ materially from those expressed in these forward-looking statements:

         - the business of FNB or Promistar may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

         - expected revenue synergies and cost savings from the merger may not be fully realized within the expected time frame or at all;

         -        revenues following the merger may be lower than expected;

         - deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger;

         - the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule;

         - the merger may not be approved by FNB's and Promistar's shareholders;

         - Promistar has not yet consummated its acquisition of FNH Corporation and such acquisition may not be consummated, or may experience delays or integration difficulties;

         - competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues;

         - the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; and

         - significant changes in the United States and foreign legal and regulatory framework may occur.

                          THE PROMISTAR SPECIAL MEETING

GENERAL

         This section contains information about the special shareholder meeting Promistar has called to consider and vote on the approval of the merger agreement. Promistar is mailing this proxy statement/prospectus to its shareholders on or about ____________, 2001. Together with this proxy statement/prospectus, Promistar is also sending to its shareholders a notice of the Promistar special meeting and a form of proxy that Promistar's Board is soliciting for use at the special meeting and at any adjournments or postponements of the meeting. The special meeting will be held on _____________, 2001 at _____, local time at __________________________.

VOTING AND REVOCATION OF PROXIES

         You may use the accompanying proxy if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you attend the meeting. You may revoke any proxy given pursuant to this solicitation by delivering to the Corporate Secretary of Promistar, prior to or at the special meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by attending the special meeting and voting in person at the special meeting. Your attendance at the special meeting will not, in and of itself, constitute a revocation of your proxy. All written notices of revocation and other communications with respect to the revocation of Promistar proxies should be addressed to Promistar Financial Corporation, 551 Main Street, Post Office Box 1146, Johnstown, Pennsylvania 15901-1146, Attention: Corporate Secretary. For a notice of revocation or later proxy to be valid, however, it must actually be received by Promistar prior to the vote of the shareholders. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If properly executed proxies are received by Promistar with no voting instructions, the proxies will be voted "FOR" approval of the merger agreement. The Promistar Board is unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxies in their discretion.

SOLICITATION OF PROXIES

         Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers and employees of Promistar, who will not be specially compensated for such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

         No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Promistar, FNB or any other person. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has not been any change in the business or affairs of Promistar or FNB since the date of this proxy statement/prospectus.

         FNB and Promistar have each agreed to pay one-half of the printing costs of this proxy statement/prospectus and related materials. All other costs of solicitation of proxies from Promistar shareholders will be borne by Promistar.

RECORD DATE AND VOTING RIGHTS

         The Promistar Board has fixed the close of business on _________ ___, 2001 as the record date for the determination of shareholders of Promistar entitled to receive notice of and to vote at the special meeting. At the close of business on the record date, there were outstanding __________ shares of Promistar common stock held by ____ holders of record. Each share of Promistar common stock outstanding on the record date is entitled to one vote as to (i) the approval of the merger agreement and the transactions contemplated thereby and (ii) any other proposal that may properly come before the special meeting.

         Under Pennsylvania law and the Articles of Incorporation and Bylaws of Promistar, the affirmative vote of holders of a majority of the shares of Promistar common stock represented at the special meeting in person or by proxy is required to approve and adopt the merger agreement and the transactions contemplated thereby.

         As of the record date, approximately _________ shares of Promistar common stock (____% of the shares entitled to vote at the special meeting) were beneficially held by directors and executive officers of Promistar. Promistar Trust Company, a subsidiary of Promistar, beneficially owned approximately _________ shares of Promistar common stock in various fiduciary capacities as of the record date, of which Promistar Trust Company had sole or shared voting power with respect to approximately _________ shares (representing ___% of the votes entitled to be cast at the special meeting).

         In order to take action on any other matter submitted to shareholders at the special meeting, the votes cast in favor of the action must exceed the votes cast opposing the action, unless Promistar's Articles of Incorporation or Pennsylvania law requires a greater number of votes. All abstentions and broker non-votes will be counted as present for purposes of determining the existence of a quorum, but since they are neither votes cast in favor of, nor votes cast opposing, a proposed action, abstentions and broker non-votes typically will have no impact on the outcome of the matter and will not be counted as a vote cast on such matters. (A broker non-vote generally occurs when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter.)

RECOMMENDATION OF THE PROMISTAR BOARD

         THE PROMISTAR BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF PROMISTAR AND ITS SHAREHOLDERS, AND RECOMMENDS THAT THE SHAREHOLDERS OF PROMISTAR VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

         In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Promistar Board, among other things, consulted with its legal advisors regarding the legal terms of the merger agreement and with its financial advisor as to the fairness, from a financial point of view, of the consideration to be paid to the holders of shares of Promistar common stock. For a discussion of the factors considered by the Promistar Board in reaching its conclusion, see "The Merger - Promistar's Reasons for the Merger."

         Promistar shareholders should note that certain members of management and directors of Promistar have certain interests in and may derive certain benefits as a result of the merger in addition to those received by Promistar shareholders generally. See "The Merger - Interests of Certain Persons in the Merger."

                             THE FNB SPECIAL MEETING

GENERAL

         This section contains information about the special shareholder meeting FNB has called to consider and vote on the approval the merger agreement. FNB is mailing this proxy statement/prospectus to its shareholders on or about ____________ , 2001. Together with this proxy statement/prospectus, FNB is also sending to its shareholders a notice of the FNB special meeting and a form of proxy that FNB's Board is soliciting for use at the special meeting and at any adjournments or postponements of the meeting. The special meeting will be held on _____________, 2001 at _____, local time at __________________________.

VOTING AND REVOCATION OF PROXIES

         You may use the accompanying proxy if you are unable to attend the special meeting in person or wish to have your shares voted by proxy even if you attend the meeting. You may revoke any proxy given pursuant to this solicitation by delivering to the Corporate Secretary of FNB, prior to or at the special meeting, a written notice revoking the proxy or a duly executed proxy relating to the same shares bearing a later date, or by attending the special meeting and voting in person at the special meeting. Your attendance at the special meeting will not, in and of itself, constitute a revocation of your proxy. All written notices of revocation and other communications with respect to the revocation of FNB proxies should be addressed to F.N.B. Corporation, F.N.B. Center, 2150 Goodlette Road North, Naples, Florida 34102, Attention: Corporate Secretary. For a notice of revocation or later proxy to be valid, however, it must actually be received by FNB prior to the vote of the shareholders. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted "FOR" approval of the merger agreement. The FNB Board is unaware of any other matters that may be presented for action at the special meeting. If other matters do properly come before the special meeting, however, it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxies in their discretion.

SOLICITATION OF PROXIES

         Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers and employees of FNB, who will not be specially compensated for such solicitation. Nominees, fiduciaries and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

         No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by FNB, Promistar or any other person. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has not been any change in the business or affairs of FNB or Promistar since the date of this proxy statement/prospectus.

         FNB and Promistar have each agreed to pay one-half of the printing costs of this proxy statement/prospectus and related materials. All other costs of solicitation of proxies from FNB shareholders will be borne by FNB.

RECORD DATE AND VOTING RIGHTS

         The FNB Board has fixed the close of business on _________ ___, 2001 as the record date for the determination of shareholders of FNB entitled to receive notice of and to vote at the special meeting. At the close of business on the record date, there were outstanding __________ shares of FNB common stock held by ____ holders of record, and _____ shares of Series A Preferred Stock held by _____ holders of records. The holders of FNB common stock and FNB Series A Preferred Stock will vote together as a group on (i) the approval of the merger agreement and the transactions contemplated thereby, (ii) the proposal to amend the

Articles of Incorporation of FNB to increase the number of shares of authorized common stock, and (iii) any other proposal that may properly come before the special meeting, with each share of FNB common stock outstanding on the record date entitling the holder thereof to cast one vote, and each share of FNB Series A Preferred Stock outstanding on the record date entitling the holder thereof to cast 6.2 votes.

         As of the record date, approximately _________ shares of FNB common stock, representing _____% the votes entitled to be cast at the special meeting, were beneficially held by directors and executive officers of FNB. Subsidiaries of FNB beneficially owned approximately ________ shares of FNB common stock in various fiduciary capacities as of the record date, of which those subsidiaries have sole or shared voting power with respect to approximately _______ shares (representing _____% the votes entitled to be cast at the special meeting). None of the directors or executive officers of FNB nor any of the subsidiaries of FNB beneficially own any shares of FNB Series A Preferred Stock.

         Under Florida law and the Articles of Incorporation of FNB, FNB is not required to obtain shareholder approval of the merger. However, because of the number of shares of FNB common stock to be issued in the merger, the Nasdaq Stock Market requires FNB to obtain shareholder approval of the merger. Under Nasdaq rules, the affirmative vote of a majority of the votes cast at the FNB special meeting by the holders of the FNB common stock and the FNB Series A Preferred Stock entitled to vote thereon is required to approve and adopt the merger agreement and the transactions contemplated thereby.

         Under Florida law and the Articles of Incorporation of FNB, approval of the proposal to amend the Articles of Incorporation of FNB to increase the shares of authorized common stock from 100 million to 500 million requires the affirmative vote of a majority of the votes cast at the FNB special meeting by the holders of the FNB common stock and the FNB Series A Preferred Stock.

         In order to take action on any other matter submitted to shareholders at the special meeting, the votes cast in favor of the action must exceed the votes cast opposing the action, unless the Articles of Incorporation or Florida law requires a greater number of votes. All abstentions and broker non-votes will be counted as present for purposes of determining the existence of a quorum, but since they are neither votes cast in favor of, nor votes cast opposing, a proposed action, abstentions and broker non-votes typically will have no impact on the outcome of the matter and will not be counted as a vote cast on such matters. (A broker non-vote generally occurs when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter.)

RECOMMENDATIONS OF THE FNB BOARD

         MERGER AGREEMENT. THE FNB BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF FNB AND ITS SHAREHOLDERS, AND RECOMMENDS THAT THE SHAREHOLDERS OF FNB VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

         In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the FNB Board, among other things, consulted with its legal advisors regarding the legal terms of the merger agreement and with its financial advisor as to the fairness to FNB's shareholders, from a financial point of view, of the consideration to be paid to the holders of shares of Promistar common stock. For a discussion of the factors considered by the FNB Board in reaching its conclusion, see "The Merger - FNB's Reasons for the Merger."

         AMENDMENT TO ARTICLES OF INCORPORATION. THE FNB BOARD RECOMMENDS THAT FNB'S SHAREHOLDERS VOTE "FOR" APPROVAL OF THE PROPOSED AMENDMENT OF THE ARTICLES OF INCORPORATION OF FNB INCREASING THE NUMBER OF AUTHORIZED SHARES OF FNB COMMON STOCK. See "Proposal to Amend FNB's Articles of Incorporation to Increase Authorized Capital."

                                   THE MERGER

         The following summary of certain terms and provisions of the merger agreement and stock option agreement is qualified in its entirety by reference to the merger agreement and stock option agreement, which, with the exception of the exhibits and disclosure memoranda to the merger agreement, are incorporated herein by reference and included as Appendix A and Appendix B, respectively, to this proxy statement/prospectus. We encourage you to read the merger agreement, the stock option agreement and the other Appendices hereto in their entirety.

DESCRIPTION OF THE MERGER

         At the effective time of the merger, Promistar will be merged with and into FNB. The FNB Articles of Incorporation and the FNB Bylaws in effect at the effective time will continue to govern FNB until amended or repealed in accordance with applicable law. Following the merger, the size of the FNB Board will be increased by three, and three of the members of the Promistar Board, to be chosen by Promistar, will be elected by the FNB Board to fill those vacancies. The merger is subject to regulatory approval. See "- Bank Regulatory Matters."

         At the effective time of the merger, each share of Promistar common stock outstanding immediately prior to the effective time (other than shares held by Promistar, FNB, or any of their subsidiaries, in each case, other than in a fiduciary capacity or as a result of debts previously contracted) will be converted automatically into the right to receive 0.926 shares of FNB common stock. The exchange ratio is subject to possible adjustment as described below under the subheading "--Termination of the Merger Agreement."

         The merger agreement provides that the exchange ratio will be adjusted to prevent dilution in the event FNB changes the number of shares of FNB common stock issued and outstanding prior to the effective time of the merger as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction. At the effective time of the merger, any shares of Promistar common stock held by Promistar, FNB, or any of their subsidiaries, in each case, other than in a fiduciary capacity or as a result of debts previously contracted, will be canceled and retired without consideration being paid.

         As of the record date for the Promistar special meeting, there were __________ shares of Promistar common stock outstanding. Following the effective time, assuming that ___________ shares of Promistar common stock are outstanding at the effective time, the former shareholders of Promistar would be issued __________ shares of FNB common stock, or approximately _____% of the then outstanding shares of FNB common stock, based on the number of shares of FNB common stock outstanding on the record date for the Promistar special meeting. The number of shares of FNB common stock to be issued in the merger will be increased in the event any outstanding options to purchase shares of Promistar common stock are exercised prior to the effective time. As of July 31, 2001, excluding the option granted to FNB pursuant to the stock option agreement described in this proxy statement/prospectus, there were outstanding options to purchase 745,800 shares of Promistar common stock, all of which were then exercisable.

         Promistar shareholders will be offered the opportunity to have the shares of FNB common stock issued in the merger enrolled in FNB's dividend reinvestment plan. A shareholder who elects to enroll in the plan will have his or her shares of FNB common stock held in book-entry form, with any fractional share issued in the merger rounded to the third decimal place. A shareholder who elects not to participate in the plan will receive a stock certificate evidencing the whole number of shares issued to the shareholder in the merger along with cash (without interest) in an amount equal to the value of any remaining fractional share, based on the closing price of FNB common stock as reported by the Nasdaq National Market on the last trading day preceding the closing of the merger. See "- Exchange of Certificates."

         The shares of FNB capital stock outstanding immediately prior to the merger will continue to be outstanding after the effective time of the merger.

CONVERSION OF PROMISTAR OPTIONS

         Options issued by Promistar to certain of its employees and directors to purchase an aggregate of 745,800 shares of Promistar common stock were outstanding as of July 31, 2001. To the extent that shares of Promistar common stock are issued pursuant to the exercise of Promistar options in accordance with their terms prior to the effective time of the merger, the shares will be converted into FNB common stock in the same manner as other shares of Promistar common stock. At the effective time, each option to purchase Promistar common stock that has not expired and remains outstanding shall be converted into and become an option to purchase shares of FNB common stock, and FNB shall assume each such option in accordance with the individual stock option agreement and any option plan by which it is evidenced, except that, from and after the effective time:

         - FNB and its compensation committee shall be substituted for Promistar and its compensation committee (or, if applicable, the entire Promistar Board) administering such Promistar option and plan;

         - each Promistar option assumed by FNB may be exercised solely for shares of FNB common stock;

         - the number of shares of FNB common stock subject to such Promistar option will be equal to the number of shares of Promistar common stock subject to such Promistar option immediately prior to the effective time multiplied by the exchange ratio, with cash being paid in lieu of any resulting fraction of a share of FNB common stock equal to the product of such fraction and the difference between the market value of one share of FNB common stock and the per share exercise price of such option or other right to purchase shares of FNB common stock; and

         - the per share exercise price under each such Promistar option will be adjusted by dividing the per share exercise price under each such Promistar option by the exchange ratio and rounding up to the nearest cent. For example, at the present exchange ratio of 0.926, an option to purchase 1,000 shares of Promistar common stock at an exercise price of $10.00 per share would be converted into an option to purchase 926 shares of FNB common stock at a price of $10.80 per share.

         As soon as practicable after the effective time of the merger, FNB will deliver to the holders of each Promistar option an appropriate notice setting forth such participant's rights pursuant thereto and the rights pursuant to such Promistar option shall continue in effect on the same terms and conditions (subject to the adjustments described in the above paragraph), and FNB will comply with the terms of each Promistar option to ensure, to the extent required thereby, that Promistar options which qualified as incentive stock options prior to the effective time continue to qualify as incentive stock options after the effective time. At or prior to the effective time, FNB will take all corporate action necessary to reserve for issuance sufficient shares of FNB common stock for delivery upon exercise of Promistar options assumed by it. FNB will cause the issuance of such shares to be registered with the SEC.

         Any restrictions or limitations on transfer with respect to shares of Promistar common stock subject to Promistar options or any other plan, program, or arrangement of Promistar or of any subsidiary of Promistar, to the extent that such restrictions or limitations will not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, will remain in full force and effect with respect to shares of FNB common stock into which such stock is converted pursuant to the merger agreement.

EFFECTIVE TIME OF THE MERGER

         The merger and the other transactions contemplated by the merger agreement shall become effective on the date and at the time Articles of Merger are accepted for filing by the Pennsylvania Secretary of State and the Florida Secretary of State or such other later date and time as is agreed to by the parties and specified in the Articles of Merger. Neither FNB nor Promistar can offer any assurance, however, as to whether or when the merger will occur. See "- Conditions to the Merger" and "- Bank Regulatory Matters."

EXCHANGE OF CERTIFICATES

         As soon as practicable after the effective time, First National Bank of Florida, a subsidiary of FNB (the "Exchange Agent"), will mail to each holder of record of Promistar common stock as of the effective time a Letter of Transmittal and related forms for use in forwarding stock certificates previously representing shares of Promistar common stock for surrender and exchange for certificates representing FNB common stock. Risk of loss and title to the certificates theretofore representing shares of Promistar common stock shall pass only upon proper delivery of such certificates to the Exchange Agent.

         PROMISTAR SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

         Upon the surrender to the Exchange Agent of one or more certificates for shares of Promistar common stock, together with a properly completed Letter of Transmittal, each Promistar shareholder will be issued and mailed a certificate or certificates representing the aggregate number of whole shares of FNB common stock to which he or she is entitled pursuant to the merger agreement, together with all declared but unpaid dividends in respect of such shares, and, where applicable, a check for the amount (without interest) representing any fractional share. A certificate for shares of FNB common stock, or any check representing cash in lieu of a fractional share or declared but unpaid dividends, may be issued in a name other than the name in which the surrendered certificate is registered only if (i) the certificate surrendered is properly endorsed, accompanied by a guaranteed signature if required by the Letter of Transmittal and otherwise in proper form for transfer, and (ii) the person requesting the issuance of such certificate either pays to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate for such shares in a name other than the registered holder of the certificate surrendered or establishes to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. The Exchange Agent will issue stock certificates evidencing FNB common stock in exchange for lost, stolen, mutilated, or destroyed certificates of shares of Promistar common stock only upon receipt of a lost stock affidavit and a bond indemnifying FNB against any claim arising out of the allegedly lost, stolen, mutilated, or destroyed certificate. In no event will the Exchange Agent, FNB, or Promistar be liable to any persons for any FNB common stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

         Each Promistar shareholder electing to enroll in FNB's dividend reinvestment plan will receive, rather than a stock certificate and a check for the amount of any fractional share of FNB common stock to which such shareholder is entitled, a statement from the Exchange Agent setting forth the number of shares of FNB common stock, rounded to the third decimal place, which are being held in such shareholder's account in book-entry form.

         On and after the effective time and until surrender of certificates of shares of Promistar common stock to the Exchange Agent, each certificate that represented outstanding shares of Promistar common stock immediately prior to the effective time will be deemed to evidence ownership of the number of shares of FNB common stock into which such shares have been converted, and the holders thereof shall be entitled to vote at any meeting of FNB shareholders. Beginning 30 days after the effective time, no shareholder will, however, receive dividends or other distributions on such FNB common stock until the certificates representing shares of Promistar common stock are surrendered. Upon surrender of Promistar common stock certificates, Promistar shareholders will be paid any dividends or other distributions on FNB common stock that are payable to holders as of any dividend record date on or following the effective time. No interest will be payable with respect to withheld dividends or other distributions. However, voting rights on shares of Promistar common stock continue for 90 days after the effective time regardless of whether certificates representing Promistar common stock have been surrendered.

BACKGROUND OF THE MERGER

         Since the mid-1990's, management of Promistar has had growing concern over the company's potential for revenue growth. The majority of Promistar's revenues have historically been derived from traditional banking activities - gathering deposit funds and using those funds to make loans or other investments. The company's net interest income, the difference between the interest income it recognizes on loans and investment securities and the interest expense it incurs on deposits and other borrowed funds, has come under increasing competitive pressure as the market for supplying individuals and small businesses with investing and borrowing options has expanded to include businesses other than traditional commercial banks. As a result, Promistar, and community banks in general, have been challenged to seek new areas of revenue growth, such as annuities, mutual funds and insurance. Management of Promistar has recognized that FNB has a track record of success in these product areas and that FNB shares the same community banking perspectives that Promistar holds to be important. In early 2001, Promistar management began to consider whether a strategic combination of the two companies might be the best interests of Promistar and its shareholders.

         From time to time, Promistar has employed financial advisors to assist it in areas of strategic planning, and particularly merger and acquisitions. William Frack, a former principal of Berwind Financial L.P., Philadelphia, Pennsylvania, serves as such an advisor to Promistar. Prior to Mr. Frack's retirement from Berwind Financial, he represented that firm in advising Promistar with respect to a number of Promistar's acquisitions during the period from 1975 to 1998.

         On March 6, 2001, at the direction of management of Promistar, Mr. Frack contacted Peter Mortensen, the Chairman of FNB, and suggested that FNB consider the possibility of a strategic business combination with Promistar. Later that month, Steven Gurgovits, the Vice Chairman of FNB, telephoned Mr. Anderson and proposed that representatives of FNB meet with Mr. Anderson to explore the possibility of such a transaction, and a meeting was scheduled for April 11, 2001.

         The meeting was attended by Messrs. Anderson, Mortensen, Gurgovits and Gary Tice, the President and Chief Executive Officer of FNB, at FNB's headquarters in Naples, Florida. The parties discussed the respective histories of FNB and Promistar, and the strategic and business philosophies of the management teams. The representatives of FNB expressed initial interest in pursuing the possibility of acquiring Promistar, conditioned upon the requirement that the transaction be accretive to FNB's earnings.

         A regularly scheduled meeting of the executive committee of the Promistar board was held on April 25, 2001. Mr. Anderson described to the committee his preliminary discussions with FNB, and the committee authorized him to continue negotiations with FNB.

         On May 15, 2001, FNB engaged The Robinson-Humphrey Company, LLC (now known as SunTrust Robinson Humphrey Equity Capital Markets) as its financial advisor in connection with the potential acquisition of Promistar. Senior management of FNB met with representatives of Robinson-Humphrey on that date and discussed the terms and conditions upon which FNB would be interested in pursuing the transaction, and Robinson-Humphrey was authorized to initiate negotiations with Promistar or its financial advisor regarding the basic financial terms of the transaction within certain parameters set by FNB management.

         On May 17, 2001, Promistar engaged Keefe, Bruyette and Woods, Inc. ("KBW") as its financial advisor in connection with the proposed merger.

         During the week of May 15, 2001, the parties negotiated the basic structure of the transaction, and on May 22, 2001, Messrs. Tice and Gurgovits met with Mr. Anderson in Johnstown, Pennsylvania and agreed on the exchange ratio of 0.926 shares of FNB common stock for each share of Promistar common stock, subject to the negotiation of a definitive merger agreement and the completion by each party of a due diligence review of the other party.

         A meeting of FNB's executive committee was held on May 23, 2001, at which management of FNB reviewed the terms of the proposed transaction with the committee. Representatives of Smith, Gambrell & Russell, LLP, FNB's outside legal counsel, were also present at the meeting to review the terms of a draft of the merger agreement that was in the process of being negotiated. The executive committee authorized the appropriate officers of FNB to proceed with the negotiation of a definitive merger agreement, subject to the successful completion of a due diligence review of Promistar.

         A meeting of the Promistar board was held on May 24, 2001. In addition to members of the board, management of Promistar and representatives of KBW, Kirkpatrick & Lockhart LLP, Promistar's outside legal counsel, and PricewaterhouseCoopers LLP, Promistar's independent auditors, were present. After reviewing the strategic aspects of the proposed merger, including industry trends and the economics of comparative transactions, the board authorized KBW to finalize negotiations and directed that a due diligence review of FNB be conducted.

         During the period from June 1, 2001 through June 7, 2001, FNB conducted its on-site due diligence review of Promistar. Promistar conducted its on-site due diligence review of FNB from June 4, 2001 through June 6, 2001. Neither party discovered anything in its review to affect the then on-going merger negotiations, or to cause it to change the proposed terms of the merger.

         FNB and Promistar, with the assistance of their respective legal counsel and financial advisors, reached agreement on the final terms of a definitive merger agreement and of the stock option agreement on June 12, 2001. Meetings of the board of directors of Promistar and of the executive committee of FNB's board were scheduled for June 13, 2001.

         At the meeting of Promistar's board on June 13, 2001, management of Promistar updated the board on the successful completion of the due diligence review of FNB and the negotiation of a definitive merger agreement and stock option agreement. Representative's of Kirkpatrick & Lockhart reviewed the terms of the merger agreement and the stock option agreement. Representatives of KBW delivered their written opinion that, as of the date of the meeting, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the shareholders of Promistar. After discussion, the board approved the merger agreement and the stock option agreement, and authorized the Chief Executive Officer of Promistar to execute the agreements and to take such further action as necessary to consummate the merger, subject to the required regulatory and shareholder approvals.

         At the meeting of FNB's executive committee on June 13, 2001, management of FNB updated the committee on the successful completion of the due diligence review of Promistar and the negotiation of a definitive merger agreement and stock option agreement. Representatives of Smith, Gambrell & Russell reviewed the terms of the merger agreement and the stock option agreement, and representatives of Ernst and Young LLP, FNB's independent auditors, reviewed the accounting treatment of the merger. Representatives of Robinson-Humphrey delivered their written opinion that, as of the date of the meeting, the exchange ratio set forth in the merger agreement was fair, from a financial point of view, to the shareholders of FNB. After discussion, the executive committee approved the merger agreement and the stock option agreement, and authorized the Chief Executive Officer of FNB to execute the agreements and to take such further action as necessary to consummate the merger, subject to the required regulatory and shareholder approvals.

         Shortly following the conclusion of the respective meetings, the parties entered into the merger agreement and the stock option agreement.

PROMISTAR'S REASONS FOR THE MERGER

         The Promistar Board believes that the merger will enable the Promistar shareholders to realize significant value when compared to the value of Promistar common stock if the merger does not occur.

         In reaching its determination that the merger agreement is fair to, and in the best interests of, Promistar and its shareholders, the Promistar Board considered a number of factors, both from a short- term and long-term perspective, including, without limitation, the following:

         - The Promistar Board's familiarity with and review of FNB's business, financial condition, results of operations, and prospects, including, but not limited to, its potential growth, development, productivity and profitability;

         - A detailed study of the financial impact of the merger on Promistar's shareholders, including the fact that, based on the closing price of $26.74 for FNB common stock as of June 13, 2001, the last trading day before the merger was announced publicly, Promistar shareholders would receive a 25% premium to Promistar's market value of $19.76 per share of its common stock

         - Other benefits of the FNB offer including (i) the FNB offer containing no collar in the event FNB's stock price was to increase during the executory period; and (ii) the FNB offer including three board seats for Promistar's directors and five seats on the board of directors of FNB's Pennsylvania banking subsidiary for Promistar's directors;

         - The anticipated tax-free exchange of Promistar common stock for FNB common stock in the merger (see the subheading "-- Certain Federal Income Tax Consequences");

         - The current and prospective environment in which Promistar operates, including national, state and local economic conditions, Promistar's competitive environment, the increased regulatory burdens on financial institutions generally, the trend towards consolidation in the financial services industry in general and among financial institutions in Pennsylvania and the likely effect of the foregoing factors on Promistar's potential growth, development, productivity and profitability;

         - The business, financial condition, results of operation, market valuations and acquisition history of FNB and the opportunity for Promistar shareholders to participate in any future growth of FNB by obtaining FNB common stock in the merger;

         - An in-depth due diligence review of FNB's operations, financial records, capital position and legal matters conducted by Promistar's employees, financial advisors, accountants and attorneys;

         - A comparison of the products and services provided by Promistar and FNB, as well as the costs associated with and relative level of resources available to Promistar and FNB, respectively, to maintain and provide future enhancements to, and develop new products and services within their markets;

         -        FNB's intention to retain most of Promistar's employees;

         - The presentation by KBW to the Promistar Board on June 13, 2001, including the written opinion of KBW that, as of June 13, 2001, the exchange ratio was fair to the shareholders of Promistar from a financial point of view; and

         - The condition in the merger agreement that permits Promistar to terminate the merger agreement if the average closing price of FNB common stock during a specified period before receipt of the last required regulatory or shareholder approval of the merger is less than $19.962 and FNB common stock underperforms an index of financial institutions by a specified amount, unless FNB were to elect to make a compensating adjustment to the exchange ratio.

         In addition, the Promistar Board is of the opinion that the merger will result in a combined entity which has increased financial, managerial, technological and other resources and will be better able to meet increased competition and to profit from the opportunities resulting from the changing legal and regulatory environment facing banks and bank holding companies.

OPINION OF PROMISTAR'S FINANCIAL ADVISOR

         On May 17, 2001, Promistar engaged KBW to provide a fairness opinion in connection with the merger. Pursuant to the terms of its engagement, KBW agreed to assist Promistar in analyzing, structuring, negotiating and effecting a transaction with FNB. Promistar selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Promistar and its business. As part of its investment banking business, KBW is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions.

         As part of its engagement, representatives of KBW attended the meeting of the Promistar Board held on June 13, 2001 at which the Promistar Board considered and approved the merger agreement. At the June 13, 2001 meeting, KBW rendered an oral opinion (subsequently confirmed in writing) that, as of such date, the exchange ratio was fair to the holders of shares of Promistar common stock from a financial point of view.

         The full text of KBW's written opinion dated as of June 13, 2001 is attached as Appendix C to this proxy statement/prospectus and is incorporated herein by reference. The description of the opinion set forth herein is qualified in its entirety by reference to Appendix C. Promistar shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in connection therewith.

         KBW'S OPINION IS DIRECTED TO THE PROMISTAR BOARD AND ADDRESSES ONLY THE EXCHANGE RATIO. IT DOES NOT ADDRESS THE UNDERLYING BUSINESS DECISION TO PROCEED WITH THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY PROMISTAR SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE SPECIAL MEETING WITH RESPECT TO THE MERGER OR ANY OTHER MATTER RELATED THERETO.

         KBW has informed Promistar that in arriving at its written opinion, KBW, among other things:

         - reviewed Promistar's Annual Reports on Form 10-K and related audited financial information for the three fiscal years ended December 31, 2000 and certain interim Promistar quarterly reports on Form 10-Q and related unaudited financial information for the subsequent quarterly periods;

         - reviewed FNB's Annual Reports on Form 10-K and related audited financial information for the three fiscal years ended December 31, 2000 and certain interim FNB quarterly reports on Form 10-Q and related unaudited financial information for the subsequent quarterly periods;

         - reviewed certain limited financial information, including financial forecasts, relating to the respective businesses, earnings, assets and prospects of Promistar and FNB furnished to KBW by management of Promistar and FNB as well as projected cost savings estimates and revenue enhancements expected to result from the merger (the "Pro Forma Adjustments") furnished to it by management of FNB;

         - conducted certain limited discussions with members of management of Promistar and FNB concerning the respective businesses, financial condition, earnings, assets, liabilities, operations, regulatory condition, financial forecasts, contingencies and prospects of Promistar and FNB and their respective views as to the future financial performance of Promistar, FNB, and the combined entity, as the case may be, following the merger;

         - reviewed the historical market prices and trading activity for Promistar common stock and FNB common stock and compared them with that of certain publicly traded companies which KBW deemed to be relevant;

         - compared the respective results of operations of Promistar and FNB with those of certain companies which KBW deemed to be relevant;

         - compared the proposed financial terms of the merger with the financial terms of certain other mergers and acquisitions which KBW deemed to be relevant;

         - reviewed the amount and timing of the Pro Forma Adjustments following the merger as prepared, and discussed with it, by management of FNB;

         - considered, based upon information provided by Promistar's management, the pro forma impact of the merger on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of FNB;

         -        reviewed the merger agreement; and

         - reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as KBW deemed necessary.

         In preparing its opinion, KBW, with Promistar's consent, assumed and relied on the accuracy and completeness of all financial and other information supplied or otherwise made available to it by Promistar and FNB, including that contemplated in the items listed above, and KBW has not assumed responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of Promistar or FNB or any of their subsidiaries, nor has it been furnished any such evaluation or appraisal. KBW is not an expert in the evaluation of allowances for loan losses, and, with Promistar's consent, it has not made an independent evaluation of the adequacy of the allowance for loan losses of Promistar or FNB, nor has it reviewed any individual credit files relating to Promistar or FNB, and, with Promistar's consent, it assumed that the respective aggregate allowances for loan losses for both Promistar and FNB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, it has not conducted any physical inspection of the properties or facilities of Promistar or FNB. With Promistar's consent, KBW also assumed and relied upon the management of Promistar and FNB as to the reasonableness and achievability of the financial forecasts (and the assumptions and bases therefore) provided to, and discussed with, KBW. In that regard, KBW has assumed with Promistar's consent that such forecasts, including without limitation, financial forecasts, evaluations of contingencies, pro forma adjustments and operating synergies resulting from the merger and projections regarding underperforming and non-performing assets, net charge-offs, adequacy of reserves, future economic conditions and results of operations reflect the best currently available estimates and judgments of the management of Promistar and FNB and/or the combined entity, as the case may be. KBW's opinion is predicated on the merger receiving the tax and accounting treatment contemplated in the merger agreement. KBW's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

         KBW's opinion was rendered without regard to the necessity for, or level of, any restrictions, obligations, undertakings or divestitures which may be imposed or required in the course of obtaining regulatory approval for the merger.

         In connection with rendering its opinion dated June 13, 2001, KBW performed a variety of financial analyses, consisting of those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by KBW in this regard, although it describes all material analyses performed by KBW. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, KBW believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying KBW's opinion.

         In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Promistar, FNB and KBW. The analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of KBW's analysis of the fairness to the shareholders of Promistar of the exchange ratio and were provided to the Promistar Board in connection with the delivery of KBW's opinion. KBW gave the various analyses described below approximately similar weight and did not draw any specific conclusions from or with regard to any one method of analysis. With respect to the comparison of selected companies analysis and the analysis of selected merger transactions summarized below, no company utilized as a comparison is identical to Promistar or FNB. Accordingly, an analysis of comparable companies and comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or announced merger transaction values, as the case may be, of the companies concerned. The analyses do not purport to be appraisals or to reflect the process at which Promistar and FNB might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, KBW's opinion is just one of many factors taken into consideration by the Promistar Board.

         The projections furnished to KBW and used by it in certain of its analyses were prepared by the management of Promistar and FNB. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and accordingly, actual results could vary significantly from those set forth in such projections.

         The following is a summary of the material analyses presented by KBW to the Promistar Board on June 13, 2001 (the "KBW Report") in connection with its June 13, 2001 opinion. All analyses considered reflected data for Promistar on a pro forma basis giving effect to its acquisition of FNH Corporation as if it had already occurred.

         Summary of Proposal. KBW calculated multiples which were based on the assumed per share purchase price of $24.82 (derived by multiplying the exchange ratio of 0.926 by $26.80, the last reported sale price of FNB common stock on June 12, 2001). Promistar's March 31, 2001 book value per share was $12.16, tangible book value per share was $10.58, and 2001 earnings per share estimate was $1.54. Based on this data, the price to book value multiple was 2.04 times, the price to tangible book value multiple was
2.35 times, and the price to the 2001 earnings estimate per share was 16.1 times.

         Analysis of Selected Merger Transactions. KBW reviewed certain financial data related to comparable nationwide acquisitions of bank holding companies announced between January 1, 2001 and June 12, 2001 with announced deal values greater than $100 million. The transactions included in the nationwide comparable transactions group were:

         -        Hanmi Financial Corporation/California Center Bank

         -        BNP Paribas Group/BancWest Corporation

         -        Allegiant Bancorp, Inc./Southside Bancshares Corp.

         -        Marshall & Ilsley Corporation/National City Bancorporation

         -        First Union Corporation/Wachovia Corporation

         -        First Virginia Banks, Inc./James River Bankshares, Inc.

         -        North Fork Bancorporation, Inc./Commercial Bank of New York

         -        Citigroup, Inc./European American Bank

         -        Royal Bank of Canada/Centura Banks, Inc.

         -        BB&T Corporation/F&M National Corporation

         -        BB&T Corporation/First Virginia Bancshares, Inc.

         Comparisons were based on both announced transaction values and adjusted values, calculated by adjusting the announced value proportionately with the interim change in the buyer's stock price for transactions in which stock was issued. The results of KBW's review are set forth in the following table.

                                                             Announced      Announced       Adjusted       Adjusted
                                                             Comparable     Comparable     Comparable     Comparable
                                             Transaction       Group          Group          Group          Group
                                               Multiple       Average         Median        Average         Median
                                             -----------     ----------     ----------     ----------     ----------
Deal Price/Book Value                             204%           201%           207%           197%           199%
Deal Price/Tangible Book Value                    235%           228%           241%           224%           215%
Deal Price/Trailing 12 Months
    Earnings per Share                           17.6x          17.4x          17.2x          17.1x          17.2x
Deal Price/Forward Earnings per Share            16.1x          15.8x          15.7x          15.6x          15.6x
Deal Price/Total Assets                          18.2%          20.7%          20.8%          20.2%          20.1%
Core Deposit Premium                             15.2%          18.0%          18.3%          17.6%          17.7%
Premium to Seller's Prior Closing Price          24.1%          33.5%          40.1%          32.6%          40.1%
Premium to Seller's One Month Prior
    Closing Price                                45.7%          48.3%          47.6%          47.4%          47.1%

         KBW also reviewed certain financial data related to comparable Northeastern acquisitions of bank holding companies announced between January 1, 2000 and June 12, 2001 with announced deal values greater than $40 million and less than $500 million. The transactions included in the Northeastern comparable transactions group were:

         -        Promistar Financial Corporation/FNH Corporation

         -        North Fork Bancorporation, Inc./Commercial Bank of New York

         -        United Parcel Service Inc./First International Bancorp, Inc.

         -        Fulton Financial Corporation/Drovers Bancshares Corp.

         -        Community Bank System, Inc./First Liberty Bank Corp.

         -        Financial Institutions, Inc./Bath National Corp.

         -        Valley National Bancorp/Merchants New York Bancorp, Inc.

         -        BB&T Corporation/FCNB Corp.

         -        M&T Bank Corporation/Premier National Bancorp, Inc.

         -        Niagara Bancorp, Inc./Iroquois Bancorp, Inc.

         -        Sterling Financial Corp./Hanover Bancorp, Inc.

         -        Mercantile Bankshares Corp./Union National Bancorp, Inc.

         The results of KBW's review are set forth in the following table.

                                                             Announced      Announced       Adjusted       Adjusted
                                                             Comparable     Comparable     Comparable     Comparable
                                             Transaction       Group          Group          Group          Group
                                               Multiple       Average         Median        Average         Median
                                             -----------     ----------     ----------     ----------     ----------
Deal Price/Book Value                             204%           223%           234%           233%           234%
Deal Price/Tangible Book Value                    235%           233%           239%           243%           243%
Deal Price/Trailing 12 Months
    Earnings per Share                           17.6x          18.1x          17.5x          19.0.x         18.3x
Deal Price/Forward
Earnings per Share                               16.1x          15.9x          15.8x          16.7x          16.5x
Deal Price/Total Assets                          18.2%          18.5%          19.2%          19.4%          20.8%
Core Deposit Premium                             15.2%          16.5%          16.7%          17.1%          18.2%
Premium to Seller's Prior Closing Price          24.1%          36.4%          30.6%          40.5%          38.8%
Premium to Seller's One Month Prior
    Closing Price                                45.7%          59.0%          34.7%          63.0%          42.8%

         No company or transaction used as a comparison in the above analysis is identical to Promistar, FNB or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared.

         Selected Peer Groups Analyses. KBW compared the financial performance and market performance of Promistar, FNB and the pro forma company based on various financial measures of earnings performance, operating efficiency, capital adequacy and asset quality and various measures of market performance, including market/book values, price to earnings and dividend yields to those of a group of comparable regional bank holding companies. For purposes of such analysis, the financial information used by KBW was as of and for the quarter ended March 31, 2001. Stock price information was as of June 12, 2001. The companies in the peer group were:

         -        M&T Bank Corporation

         -        FirstMerit Corp.

         -        Sky Financial Group, Inc.

         -        First Commonwealth Financial Corporation

         -        WesBanco, Inc.

         -        S&T Bancorp, Inc.

         -        Omega Financial Corp.

         The results of these comparisons are set forth in the following table.

                                                                                                Peer           Peer
                                                                                                Group         Group
                                               Promistar           FNB         Pro Forma       Average        Median
                                               ---------          ----         ---------       -------        ------
Core Return on Average Assets                     1.02%           1.11%          1.20%          1.37%          1.33%
Core Return on Average Equity                     11.5%           13.3%          14.1%          13.8%          13.2%
Net Interest Margin                               3.96%           4.52%          4.31%          4.09%          4.10%
Efficiency Ratio                                  61.5%           67.6%          62.8%          51.6%          52.5%
Non Interest Income/Total Revenue                 16.3%           31.1%          27.0%          24.3%          21.7%
Equity/Assets                                     8.87%           8.19%          8.43%          9.98%          9.68%
Tangible Equity/Tangible Assets                   7.80%           7.56%          7.65%          8.96%          7.68%
Leverage Ratio                                    7.82%           7.85%          7.78%          9.42%          8.48%
Loan/Deposits                                     89.5%           92.0%          91.1%          94.4%          98.3%
Loan Loss Reserves/Non-performing Loans            166%            298%           236%           419%           344%
Loan Loss Reserves/Gross Loans                    1.17%           1.30%          1.26%          1.52%          1.50%
Net Charge Offs/Average Loans                     0.36%           0.31%          0.33%          0.25%          0.27%
Stock Price/Book Value                            1.64x           1.99x          2.02x          2.12x          2.12x
Stock Price/Tangible Book Value                   1.89x           2.18x          2.24x          2.54x          2.17x
Stock Price/2001 Earnings per Share               13.0x           13.5x          13.0x          14.9x          14.2x
Stock Price/2002 Earnings per Share               11.8x           12.6x          12.1x          13.6x          13.1x
2002 vs. 2001 Earnings per Share Growth          10.39%           7.04%          7.77%          9.41%          8.94%
Dividend Yield                                    4.20%           2.69%          2.69%          3.57%          3.74%

         Contribution Analysis. KBW analyzed the relative contribution of each of Promistar and FNB to the pro forma balance sheet and income statement items of the combined entity, including assets, common equity, tangible equity, deposits, loans, market capitalization, estimated 2001 and 2002 net income, and estimated 2001 and 2002 cash net income. KBW compared the relative contribution of such balance sheet and income statement items with the estimated pro forma ownership for Promistar based on an exchange ratio of 0.926. The results of KBW's analysis are set forth in the following table.

                                                        FNB                      Promistar
                                                       ----                      ---------
         2001 Net Income                               66.2%                       33.8%
         2001 Cash Net Income                          65.9%                       34.1%
         2002 Net Income                               65.5%                       34.5%
         2002 Cash Net Income                          65.2%                       34.8%
         Common Equity                                 62.0%                       38.0%
         Tangible Equity                               63.3%                       36.7%
         Assets                                        63.9%                       36.1%
         Deposits                                      63.9%                       36.1%
         Gross Loans                                   64.6%                       35.4%
         Market Capitalization                         66.5%                       33.5%
         Ownership                                     62.0%                       38.0%

         Financial Impact Analysis. KBW performed a pro forma merger analysis that combined projected income statement and balance sheet information. Assumptions regarding the accounting treatment, acquisition adjustments, cost savings and revenue enhancements were used to calculate the financial impact that the merger would have on certain projected financial results of FNB. This analysis indicated that the merger is expected to be accretive to estimated earnings per share and cash earnings per share in year one and thereafter, and slightly decrease book value and tangible book value per share based on quarter ended March 31, 2001 financial data. This analysis was based on internal estimates of Promistar's and FNB's 2001 and 2002 earnings per share, and on FNB management's estimates of the Pro Forma Adjustments. These projections were discussed with the management of each of Promistar and FNB. The actual results achieved by FNB following the merger will vary from the projected results, and the variations may be material.

         Implied Dividend Analysis. KBW performed an analysis comparing the implied dividend to be received by a holder of Promistar common stock given the exchange ratio and FNB's annualized dividend of $0.72 per share versus Promistar's $0.84 per share dividend. The value of the implied dividend was 20.6% less than the value of the current Promistar dividend.

         KBW presented the following table to illustrate the dividend payout ratios and dividend yields of Promistar, FNB and the 149 nationwide banks included in the KBW Daily BankScan based on annualized dividends and closing stock prices as of June 12, 2001:

                                           Dividend         Rank                           Rank
                                            Payout        (out of         Dividend       (out of
                                             Ratio       152 banks)        Yield        152 banks)
                                           --------      ---------        --------      ----------
        Promistar                            54.5%            9             4.20%           15
        FNB                                  36.2%           75             2.69%           70
        KBW BankScan Average                 34.5%           NA             2.61%           NA
        KBW BankScan Median                  36.2%           NA             2.61%           NA

         Discounted Cash Flow Analysis. KBW estimated the present value of the future cash flows that would accrue to a holder of a share of Promistar common stock assuming the shareholder held the stock from the year 2001 through the year 2005 and then sold it at the end of year 2005. This stand-alone analysis was based on several assumptions, including earnings per share of $1.54 in 2001 and $1.70 in 2002, and a 12.0% discount rate. Earnings per share for 2003 through 2006 were based on projected growth rates. The current 54.5% annual dividend payout ratio was assumed for Promistar. A terminal valuation for Promistar was calculated by multiplying projected 2006 earnings per share by a price to forward earnings multiple. KBW presented a table showing the analysis with a range of terminal multiples from 11.0 times to 16.5 times and a range of projected EPS growth rates from 6.0% to 9.0%, resulting in a range of present values for a share of Promistar common stock of $16.87 to $26.06. These values were determined by adding (i) the present value of the estimated future dividend stream that Promistar could generate over the period beginning January 2001 and ending in December 2005, and (ii) the present value of the "terminal value" of the Promistar common stock.

         KBW stated that the discounted cash flow analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, dividend payout rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Promistar common stock.

         KBW has been retained by the Promistar Board as an independent contractor to act as financial advisor to Promistar with respect to the merger. KBW, as part of its investment banking business, is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Promistar and FNB and as a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Promistar and FNB for KBW's own account and for the accounts of its customers.

         Promistar and KBW have entered into a letter agreement dated May 17, 2001 relating to the services to be provided by KBW in connection with the merger. Promistar has agreed to pay KBW fees as follows: a cash fee of $250,000 following the signing of the letter agreement, and, at the time of closing, a cash fee ("Contingent Fee") equal to 0.75% of the market value of the aggregate consideration on the date of the signing of the definitive agreement, provided however, that the fee paid prior to the Contingent Fee payment will be credited against the Contingent Fee. Pursuant to the KBW engagement agreement, Promistar also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws.

FNB'S REASONS FOR THE MERGER

         The FNB Board believes the proposed merger with Promistar will provide significant opportunities to market FNB's investment, insurance and other fee-based products to the existing customers of Promistar. Also, the FNB Board believes that the increased cash flow to FNB resulting from the acquisition of Promistar will improve FNB's ability to continue its expansion in the Florida market. Following the merger, Promistar's banking subsidiary will be merged into First National Bank of Pennsylvania and will be able to draw upon its resources and competencies to provide a broader range of services and product delivery channels.

OPINION OF FNB'S FINANCIAL ADVISOR

         FNB has engaged Robinson-Humphrey to act as its financial advisor in connection with the proposed merger. At the June 13, 2001 meeting of the FNB Board, Robinson-Humphrey reviewed with the Board its financial analysis of the proposed merger and delivered its written opinion to the effect that, as of that date and based upon and subject to the matters described in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the shareholders of FNB. No limitations were imposed by the FNB Board upon Robinson-Humphrey with respect to the investigation made or the procedures followed by Robinson-Humphrey in rendering its opinion.

         The full text of Robinson-Humphrey's written opinion dated June 13, 2001, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix D and is incorporated herein by reference. You are urged to read this opinion in its entirety.

         ROBINSON-HUMPHREY'S OPINION IS ADDRESSED TO THE BOARD OF DIRECTORS OF FNB AND RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE EXCHANGE RATIO TO THE SHAREHOLDERS OF FNB, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW TO VOTE WITH RESPECT TO MATTERS RELATING TO THE PROPOSED MERGER. The summary of Robinson-Humphrey's opinion described below is qualified in its entirety by reference to the full text of its opinion which is attached as Appendix D.

MATERIAL AND INFORMATION CONSIDERED WITH RESPECT TO THE PROPOSED MERGER

         In arriving at its opinion, Robinson-Humphrey:

         -        reviewed the merger agreement and exhibits thereto;

         - reviewed and analyzed certain publicly available information concerning FNB and Promistar which Robinson-Humphrey believed to be relevant to its inquiry;

         - reviewed and analyzed financial and operating information with respect to the business, operations and prospects of FNB and Promistar furnished to Robinson-Humphrey by FNB and Promistar, respectively;

         - reviewed and analyzed a trading history of Promistar's common stock from June 7, 1996 to June 13, 2001 and a comparison of that trading history with those of other publicly traded companies which Robinson-Humphrey deemed relevant;

         - reviewed and analyzed a comparison of the historical financial results and present financial condition of each of FNB and Promistar with those of publicly traded companies which Robinson-Humphrey deemed relevant;

         - reviewed and analyzed historical data relating to premiums paid in acquisitions of bank holding companies from January 1, 1999 to June 13, 2001;

         - reviewed and analyzed a comparison of the financial terms of the proposed merger with the publicly available financial terms of other recent transactions which Robinson-Humphrey deemed relevant;

         - conducted discussions with the respective managements of FNB and Promistar concerning their respective businesses, operations, assets, liabilities, present condition and future prospects and the potential cost savings, operating synergies, incremental revenues and other strategic benefits expected by the management of FNB to result from a combination of the businesses of Promistar and FNB; and

         - reviewed such other studies, analyses and investigations and took into account such other matters as Robinson-Humphrey deemed appropriate.

         In rendering its opinion, Robinson-Humphrey assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by Robinson-Humphrey in arriving at its opinion. With respect to the financial forecasts, including the synergies and other benefits expected to result from the proposed merger, provided to or discussed with Robinson-Humphrey, Robinson-Humphrey assumed, without independent verification or investigation, that such forecasts had been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the respective managements of FNB and Promistar as to the future financial performance of each company. In arriving at its opinion, Robinson-Humphrey did not conduct a physical inspection of the properties and facilities of either FNB or Promistar and did not make nor obtain any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of either FNB or Promistar. Robinson-Humphrey also assumed the following:

         - that the proposed merger would be consummated in accordance with the terms of the merger agreement;

         - that the proposed merger will be accounted for as a pooling of interests under generally accepted accounting principles and will be treated as a tax-free reorganization for federal income tax purposes; and

         - that all material governmental, regulatory or other consents and approvals necessary for the consummation of the proposed merger will be obtained without any adverse effect on FNB or Promistar, or on the expected benefits of the proposed merger.

         Robinson-Humphrey's opinion is necessarily based upon market, economic and other conditions as they may have existed and could be evaluated as of June 13, 2001. Robinson-Humphrey expressed no opinion as to the underlying valuation, future performance or long-term viability of FNB or Promistar. Robinson-Humphrey does not have any obligation to update or revise its opinion.

         In connection with the preparation of its fairness opinion, Robinson-Humphrey performed financial and comparative analyses, the material portions of which are summarized below. The summary set forth below includes the financial analyses used by Robinson-Humphrey and deemed to be material, but does not purport to be a complete description of the analyses performed by Robinson-Humphrey in arriving at its opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In addition, Robinson-Humphrey believes that its analyses must be considered as an integrated whole, and that selecting portions of such analyses and the factors considered by it, without considering all of such analyses and factors, could create a misleading or incomplete view of the process underlying its analyses set forth in the opinion.

         In performing its analyses, Robinson-Humphrey made numerous assumptions with respect to industry and economic conditions, many of which are beyond the control of FNB or Promistar. Any estimates contained in such analyses are not necessarily indicative of actual past or future results or values, which may be significantly more or less favorable than as set forth therein. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the price at which such companies may actually be sold, and such estimates are inherently subject to substantial uncertainty. No company, business or transaction used in such analyses as a comparison is identical to FNB, Promistar, their respective businesses or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions analyzed.

         Robinson-Humphrey's opinion and financial analyses were only one of many factors considered by FNB's Board of Directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of FNB's Board of Directors or management with respect to the proposed merger or the exchange ratio in the proposed merger. The type of consideration and the exchange ratio in the proposed merger were determined through direct negotiation between FNB and Promistar. Although Robinson-Humphrey provided financial advice to FNB during the course of negotiations, the decision to enter into the proposed merger agreement was solely that of the Board of Directors.

         The following is a summary of the material financial analyses presented by Robinson-Humphrey to the FNB Board in connection with its opinion.

ANALYSIS OF SELECTED PUBLICLY TRADED REFERENCE COMPANIES

         Reference company analysis analyzes a company's operating performance relative to a reference group of publicly traded companies. Based on relative performance and outlook for a company, this analysis enables an implied unaffected market trading value to be determined. Robinson-Humphrey analyzed the financial and stock market information for the following selected publicly traded bank holding companies operating primarily in the mid-Atlantic region of the United States:

         -        BSB Bancorp, Inc.

         -        Harleysville National Corporation

         -        National Penn Bancshares, Inc.

         -        NBT Bancorp, Inc.

         -        Omega Financial Corporation

         -        Sandy Spring Bancorp, Inc.

         -        Second Bancorp, Inc.

         -        TrustCo Bank Corp. of New York

         -        UNB Corporation

         -        WesBanco, Inc.

         For the each of the reference companies, Robinson-Humphrey reviewed and analyzed, among other things, market price as a multiple of:

         -        latest twelve months earnings per share  ("EPS")

         -        estimated calendar 2001 EPS

         -        book value per share

         -        tangible book value per share

All multiples were based on closing stock prices as of June 8, 2001. EPS estimates for calendar 2001 were based on the First Call consensus estimates as of June 8, 2001. The following table sets forth the multiples indicated by this analysis for the reference companies as of June 8, 2001:

                                                                 AVERAGE       MEDIAN
                                                                 -------       ------
        SELECTED COMPANIES' MARKET PRICE TO:
        Latest Twelve Months EPS                                  14.63x       14.77x
        Estimated Calendar Year 2001 EPS                          13.35x       12.77x
        Book Value                                                 2.03x        1.85x
        Tangible Book Value                                        2.11x        1.92x

         Robinson-Humphrey then applied the average multiples resulting from the analysis above to the values for Promistar (adjusted on a pro forma basis for Promistar's proposed acquisition of FNH Corporation) for the latest twelve months EPS, estimated calendar year 2001 EPS, book value per share and tangible book value per share as of March 31, 2001. This analysis yielded implied equity values per share for Promistar of approximately $19.16, $20.84, $24.66 and $22.41, respectively. These implied equity values per share were compared to the implied equity value per share for Promistar of approximately $23.93, based on the exchange ratio in the proposed merger and FNB's market price as of June 8, 2001. Estimated financial data for Promistar was based on internal estimates of the managements of Promistar and FNB.

ANALYSIS OF SELECTED MERGER AND ACQUISITION TRANSACTIONS

            Reference merger and acquisition transaction analysis provides a valuation range based upon consideration paid for selected bank holding companies in recent transactions. Robinson-Humphrey reviewed the financial terms, to the extent publicly available, of 32 proposed, pending or completed merger and acquisition transactions from January 1, 1999 to June 13, 2001, involving selected bank holding companies with between $1 billion and $5 billion in assets (the "National Reference Transactions Group"). Robinson-Humphrey also reviewed the financial terms, to the extent publicly available, of 42 proposed, pending or completed merger and acquisition transactions from January 1, 1999 to June 13, 2001, involving selected bank holding companies operating in the mid-Atlantic region of the United States (the "Mid-Atlantic Reference Transactions Group"). For each of the National Reference Transactions Group and the Mid-Atlantic Reference Transactions Group, Robinson-Humphrey calculated various financial multiples based on publicly available information for each of the selected acquisition transactions and compared them to corresponding financial multiples for the proposed merger, based on the exchange ratio.

         Robinson-Humphrey reviewed and analyzed, among other things, market price as a multiple of:

         -        latest twelve months EPS

         -        book value per share

         -        tangible book value per share

All multiples for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction.

         For the National Reference Transactions Group, the average and median multiples indicated by these analyses are as follows:

                                                              AVERAGE         MEDIAN
                                                              -------         ------
        MARKET PRICE TO:
        Latest Twelve Months EPS                               21.16x         20.77x
        Book Value Per Share                                    2.60x          2.44x
        Tangible Book Value Per Share                           2.87x          2.79x

         Robinson-Humphrey then applied the average multiple resulting from the analysis above to the latest twelve months EPS, book value per share and tangible book value per share for Promistar (adjusted on a pro forma basis for Promistar's proposed acquisition of FNH Corporation). This analysis yielded implied equity values per share for Promistar of approximately $27.72, $31.64 and $30.38, respectively. These implied equity values per share were compared to the implied equity value per share for Promistar of approximately $23.93, based on the exchange ratio in the proposed merger and FNB's market price as of June 8, 2001. Estimated financial data for Promistar was based on internal estimates of the managements of Promistar and FNB.

         For the Mid-Atlantic Reference Transactions Group, the average and median multiples indicated by these analyses are as follows:

                                                                AVERAGE         MEDIAN
                                                                -------         ------
        MARKET PRICE TO:
        Latest Twelve Months EPS                                 23.64x         21.16x
        Book Value Per Share                                      2.22x          2.13x
        Tangible Book Value Per Share                             2.32x          2.40x

         Robinson-Humphrey then applied the average multiple resulting from the analysis above to the latest twelve months EPS, book value per share and tangible book value per share for Promistar (adjusted on a pro forma basis for Promistar's proposed acquisition of FNH Corporation). This analysis yielded implied equity values per share for Promistar of approximately $30.97, $26.99 and $24.61, respectively. These implied equity values per share were compared to the implied equity value per share for Promistar of approximately $23.93, based on the exchange ratio in the proposed merger and FNB's market price as of June 8, 2001. Estimated financial data for Promistar was based on internal estimates of the managements of Promistar and FNB.

CONTRIBUTION ANALYSIS

         Robinson-Humphrey reviewed the relative contribution that FNB and Promistar (adjusted on a pro forma basis for Promistar's proposed acquisition of FNH Corporation) would be making to the combined business in terms of net interest income, net income, total assets, net loans and shareholders' equity. Robinson-Humphrey analyzed relative contribution based on the latest twelve months results for each company through March 31, 2001. The relative contribution of Promistar to the combined entity's pro forma combined financial results ranged from a high of 37.8% (based on each company's shareholders' equity as of March 31, 2001) to a low of 32.6% (based on each company's latest twelve months net income). The 37.8% ownership of the combined entity that Promistar shareholders are expected to receive, based upon the exchange ratio in the proposed merger, was within the overall range of relative contribution that Promistar will provide to the combined business in terms of net interest income, net income, total assets, net loans and shareholders' equity.

DIVIDEND DISCOUNT ANALYSIS

         Robinson-Humphrey performed a dividend discount analysis to estimate a range of present values per share of Promistar common stock, assuming Promistar continued to operate as a stand-alone entity. Robinson-Humphrey discounted five years of estimated cash flows for Promistar (adjusted on a pro forma basis for Promistar's proposed acquisition of FNH Corporation), assuming a dividend rate sufficient to maintain an equity capital ratio (defined as common equity divided by total assets) of 6.00% and using a range of discount rates from 9% to 11%. Robinson-Humphrey derived an estimate of a range of terminal values by applying multiples ranging from 11 times to 15 times estimated year-end 2005 net income. This analysis yielded a range of stand-alone, fully diluted values for Promistar of approximately $22.49 to $28.89 per share, with an average and median value of $25.60 and $25.59 per share, respectively. These implied equity values per share were compared to the implied equity value per share for Promistar of approximately $23.93, based on the exchange ratio in the proposed merger and FNB's market price as of June 8, 2001. Estimated financial data for Promistar was based on internal estimates of the managements of Promistar and FNB.

PRO FORMA IMPACT ON PROJECTED FINANCIAL STATEMENTS

         Based on the exchange ratio in the proposed merger, Robinson-Humphrey reviewed the impact of the proposed merger on FNB's pro forma earnings per share. The following table sets forth Robinson-Humphrey's analysis.

                                                    2002      2003     2004
                                                    ----      ----     ----

         Accretion to FNB's Earnings per Share      4.1%      5.1%     6.1%

         This analysis was based upon internal earnings estimates of the managements of Promistar and FNB, and estimated pre-tax cost savings and operational synergies of approximately $12.1 million, $13.8 million and $16.3 million for 2002, 2003 and 2004, respectively. Robinson-Humphrey also analyzed the impact of the proposed merger on FNB's pro forma balance sheet, which resulted in an increase in total assets from $4.2 billion to $6.5 billion, an increase in net loans from $3.0 billion to $4.7 billion and an increase in total deposits from $3.3 billion to $5.2 billion. The pro forma impact at closing of the proposed merger on FNB's book value per share and tangible book value per share was 1.3% dilutive and 6.1% dilutive, respectively.

INFORMATION CONCERNING FNB'S FINANCIAL ADVISOR

         Robinson-Humphrey is a nationally recognized investment banking firm and, as a customary part of its investment banking activities, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, private placements, and for corporate and other purposes. FNB retained Robinson-Humphrey because of its experience, expertise, reputation in the financial services industry and familiarity with FNB and transactions similar to the proposed merger. In the ordinary course of business, Robinson-Humphrey and its affiliates may actively trade or hold the securities and other instruments and obligations of FNB for its own account and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities, instruments or obligations. In addition, Robinson-Humphrey has performed various investment banking services for FNB, including acting as financial advisor in connection with merger and acquisition transactions. In the past two years, Robinson-Humphrey has been paid fees aggregating approximately $437,000 for services rendered to FNB.

         Robinson-Humphrey is acting as financial advisor to FNB in connection with the proposed merger. Pursuant to an engagement letter dated May 2, 2001, FNB agreed to pay Robinson-Humphrey (i) a fee of $200,000 upon delivery of its opinion and (ii) a fee of 0.5% of the consideration payable to the Promistar shareholders under the Merger Agreement (less any amounts payable to Robinson-Humphrey under (i)), payable upon consummation of the merger for its services in connection with the merger. The estimated fee payable to Robinson-Humphrey under the preceding formula equals approximately $2.1 million. FNB has also agreed to reimburse Robinson-Humphrey for its out-of-pocket expenses incurred in connection with its engagement, and to indemnify Robinson-Humphrey against specified liabilities, including liabilities under federal securities laws incurred in connection with its engagement.

IMPACT OF THE MERGER ON FNB'S FINANCIAL PERFORMANCE

         MERGER CHARGES. It is expected that FNB will incur charges arising from the merger and from the assimilation of Promistar into the FNB organization. Anticipated charges would normally arise from matters such as, but not limited to, legal and accounting fees, financial advisory fees, consulting fees, payments of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefits, costs associated with elimination of duplicate facilities and branch consolidations, data processing charges, cancellation of vendor contracts and similar costs which normally arise from the consolidation of operational activities.

         The merger is expected to be accounted for as a pooling of interests. FNB currently estimates incurring aggregate restructuring and merger-related charges of approximately $41 million (or $29 million after taxes) in connection with the consummation of the merger. Substantially all of these charges are expected to be recognized in the period in which the merger closes. The estimated restructuring and merger-related charges include approximately $7 million in noncash charges. The components of the anticipated merger-related charges are summarized as follows:

                                                                                (In thousands)
                                                                                --------------

         Employee-related .....................................................    $ 11,500
         Occupancy and equipment ..............................................       3,500
         Loss on restructuring of investment portfolio ........................       6,600
         Conversion ...........................................................      10,500
         Investment banker, legal, accounting and other merger-related fees ...       7,100
         Other ................................................................       1,800
                                                                                   --------
                                                                                     41,000
         Taxes ................................................................     (12,000)
                                                                                   --------
                                                                                   $ 29,000
                                                                                   ========

         The estimate of anticipated charges to be incurred in connection with consummating the merger is a preliminary estimate of the significant charges which may, in the aggregate, be required and should be viewed accordingly. Moreover, this estimate has been based on the due diligence reviews that have been performed to date in connection with the merger and may be subject to change. The actual charges incurred may be higher or lower than what is currently contemplated, once Promistar is assimilated from an operational perspective and various contingencies are either satisfied or eliminated.

         COST SAVINGS AND REVENUE ENHANCEMENTS. FNB believes it has the ability to obtain substantial cost savings and to achieve substantial revenue enhancements in the operations of the combined companies following the merger. While no assurance can be given, based on present information, FNB estimates that following the merger it can realize reductions in the noninterest expenses attributable to Promistar's operations of approximately $9 million, or 13% of Promistar's estimated 2002 noninterest expense. FNB anticipates these pre-tax benefits from cost savings to increase to 15% in years subsequent to 2002. These estimates are based on the assumption that by the end of 2002, FNB can reduce operating costs in the areas of information technology, general and administrative expenses and operations.

         The foregoing estimated possible reductions in noninterest expense are in the financial statement categories of (i) salaries and employee benefits (approximately $5.0 million), (ii) occupancy expenses (approximately $1.1 million), (iii) furniture and equipment (approximately $0.3 million), and other noninterest expenses (approximately $2.6 million for expense items such as data processing, advertising, professional fees and printing and supplies). In developing such assumptions, FNB evaluated Promistar's noninterest expense structure, identified elements of Promistar's noninterest expenses that could be reduced or eliminated as duplicative or unnecessary, and quantified the anticipated cost savings in various categories. FNB also took into account its experience in assimilating previous acquisitions in assessing the feasibility of the projected cost savings in each category and concluded the projections are feasible and realistic. In deriving the estimates of the amounts of anticipated cost savings, FNB considered any applicable increases in its expenditures necessary to operate the combined companies, and the above estimates are presented net of any such increases.

         Similarly with no assurance, FNB expects the combined company following the merger to benefit from enhanced revenues in specific areas. FNB anticipates that product enhancements and uniform application of FNB's policies to increase revenues from Promistar's operations approximating $2.7 million pre-tax in 2002 and $3.5 million pre-tax in 2003, primarily resulting from broader mortgage loan product line offerings, expanded annuity and investment sales capabilities, and increased trust product offerings and standardization of service fee structures.

         Possible cost savings and revenue enhancements are not reflected in the pro forma financial information presented elsewhere in this proxy statement/prospectus. Moreover, while FNB anticipates that the benefits derivable from the cost savings and revenue enhancements discussed above will continue in future years, FNB has not attempted to quantify identified benefits beyond 2003.

         PROJECTED IMPACT ON PER SHARE EARNINGS. Based on its evaluation of the possible cost savings, revenue enhancements and other considerations, FNB anticipates that consummation of the merger will be accretive to FNB's earnings by more than 4% in 2002 and 5% in 2003. The estimated effects of the merger on FNB's future per share earnings necessarily depend on assumptions and uncertainties which may cause actual results to differ materially from the anticipated results. See "Cautionary Statement Concerning Forward-Looking Statements."


CONDITIONS TO THE MERGER

         The merger will occur only if the merger agreement is approved by the shareholders of FNB and Promistar at the respective special meetings. Consummation of the merger is subject to the satisfaction of certain other conditions, unless waived, to the extent legally permitted. Such conditions include:

         - the receipt of all required regulatory and governmental consents, approvals, authorizations, clearances, exemptions, waivers, or similar affirmations (and the expiration of all applicable waiting periods following the receipt of such items or the delivery of appropriate notices);

         - the receipt, with certain exceptions, of all consents required for consummation of the merger and the preventing of any default under any contract of such party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on such party;

         - the absence of any action by a court or governmental or regulatory authority that restricts, prohibits or makes illegal the transactions contemplated by the merger agreement;

         - the effectiveness of the Registration Statement filed with the SEC of which this proxy statement/prospectus forms a part, and the receipt of all necessary approvals under state and federal securities laws relating to the issuance or trading of the shares of FNB common stock issuable pursuant to the merger;

         - the receipt of a letter dated as of the date of the closing of the merger from FNB's independent auditors to the effect that the merger qualifies to be accounted for as a pooling of interests under GAAP; and

         - the receipt of the tax opinion described below under the caption "-- Certain Federal Income Tax Consequences."

         In addition, unless waived, each party's obligation to effect the merger is subject to the accuracy of the other party's representations and warranties at the effective time of the merger and the performance by the other party of its obligations under the merger agreement and the receipt of certain closing certificates from the other party. The obligation of FNB to effect the merger also is subject to the satisfaction of the following conditions:

         - FNB shall have received an agreement from each affiliate of Promistar restricting his or her ability to sell or otherwise transfer his or her shares of Promistar common stock prior to consummation of the merger or the shares of FNB common stock received upon consummation of the merger, to the extent necessary to assure, in the reasonable judgment of FNB, that the transactions contemplated by the merger agreement will qualify for pooling-of-interests accounting treatment;

         - FNB shall have received an executed copy of a non-compete agreement from not less than 90% of the directors of Promistar who are not executive officers of Promistar; and

         - FNB shall have received a written legal opinion of counsel to Promistar addressing such matters as agreed to by FNB, Promistar and such counsel.

         The obligation of Promistar to effect the merger is also subject to the satisfaction of the following conditions:

         - FNB shall have delivered to the Exchange Agent the consideration to be paid to holders of Promistar common stock; and

         - Promistar shall have received a written legal opinion of counsel to FNB addressing such matters as agreed upon by Promistar, FNB and such counsel.

         No assurances can be provided as to when or if all of the conditions precedent to the merger can or will be satisfied or waived by the party permitted to do so.

         Either Promistar or FNB may waive any of the conditions imposed with respect to its respective obligations to consummate the merger, except for requirements that the merger be approved by Promistar's and FNB's shareholders and that all required regulatory approvals be received.

CONDUCT OF BUSINESS PRIOR TO THE MERGER

         Under the terms of the merger agreement, Promistar and FNB have each agreed that, without the prior written consent of the other, it will not, and it will cause its subsidiaries not to:

         - take any action which would adversely affect the ability of any party to obtain any consent or approval required for the transactions contemplated by the merger agreement;

         - except as disclosed in the merger agreement, (i) enter into or amend any employment or severance agreements with any of its directors or executive officers, or any material employment or severance agreements with any of its other officers or employees, or (ii) grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice and grants of awards to newly hired employees consistent with past practice;

         - except as disclosed in the merger agreement, enter into or amend any employee benefit plan (except as may be required by applicable law, to satisfy contractual obligations existing as of the date hereof or amendments which, either individually or in the aggregate, would not reasonably be expected to result in a material liability to FNB, Promistar or their respective subsidiaries);

         - take any action that would adversely affect such party's ability to perform any of its material obligations under the merger agreement;

         -        amend its Articles of Incorporation or Bylaws; or

         - make any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

         In addition, Promistar has agreed that it will not, without the prior consent of FNB:

         - operate its business other than in the usual, regular and ordinary course;

         - fail to use its reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises;

         - fail to use its reasonable efforts to maintain its current employee relationships;

         - make any unsecured loan or other extension of credit to any person if, immediately after making such loan or extension of credit, such person would be indebted to Promistar and its subsidiaries in an aggregate amount in excess of $3 million;

         - make any fully secured loan to any person (except for loans secured by a first mortgage on single family owner-occupied real estate and except for any loan to any person who has received from Promistar a commitment for a loan or extension of credit prior to the date of the merger agreement) if, immediately after making such loan, such person would be indebted to Promistar and its subsidiaries in an aggregate amount in excess of $5 million;

         - incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $1 million except in the ordinary course of business consistent with past practices, or impose, or suffer the imposition, with certain exceptions, of a lien on any asset of Promistar or its subsidiaries (other than in connection with deposits, repurchase agreements, bankers acceptances, treasury tax and loan accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and already existing liens);

         - except in connection with an acquisition pending at the time the merger agreement was entered into, repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Promistar or any of its subsidiaries;

         - except for (i) pursuant to the stock option agreement between Promistar and FNB, (ii) in connection with an acquisition pending at the time the merger agreement was entered into, or
                  (iii) pursuant to the exercise of outstanding options to purchase Promistar common stock options, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Promistar common stock or any other capital stock of any Promistar subsidiary, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock;

         - adjust, split, combine, or reclassify the capital stock of Promistar or any subsidiary or issue or authorize the issuance of any other securities in respect of or in substitution for Promistar common stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Promistar subsidiary (unless any such shares of stock are sold or otherwise transferred to Promistar or another of its subsidiaries) or (ii) any asset other than in the ordinary course of business for reasonable and adequate consideration;

         - except for purchases of United States Treasury securities or United States government agency securities, which in either case have maturities of five years or less, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly owned subsidiary or otherwise acquire direct or indirect control over any person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned subsidiaries organized to conduct or continue activities otherwise than permitted by the merger agreement;

         - except as otherwise disclosed in the merger agreement, commence any litigation other than in accordance with past practice or settle any litigation for material money damages or restrictions upon the operations of Promistar or any of its subsidiaries;

         - except in the ordinary course of business, modify, amend, or terminate any material contract, other than renewals without a material adverse change of terms, or waive, release, compromise, or assign any material rights or claims;

         - except as otherwise disclosed in the merger agreement and for transactions in the ordinary course of business consistent with past practice, make any investment in excess of $250,000 either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned subsidiary of Promistar;

         - sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement; or

         - agree to, or make any commitment to, take any of the actions described above.

         FNB has also agreed to conduct its business and the business of its subsidiaries in a manner designed, in its reasonable judgment, to enhance the long-term value of the FNB common stock and its business prospects. FNB or any of its subsidiaries may, however, discontinue or dispose of any of its assets or business if FNB determines that such action is desirable in the conduct of its business.

MODIFICATION AND WAIVER OF PROVISIONS OF THE MERGER AGREEMENT

         The merger agreement may be amended by a subsequent writing signed by each party upon the approval of each party's respective Board of Directors. However, the provisions relating to the consideration to be received by the holders of Promistar common stock may not be amended in any material respect after the special meeting of either FNB or Promistar without the further approval of the shareholders of such party.

         The merger agreement provides that each party may (i) waive any default in the performance of any term of the merger agreement by the other party, (ii) waive or extend the time for compliance of fulfillment by the other party of any of its obligations under the merger agreement and (iii) waive any of the conditions precedent to its obligations to consummate the merger to the extent legally permitted. Neither FNB nor Promistar intends to waive any conditions of the merger if such waiver would, in the judgment of the waiving party, have a material adverse effect on it.

TERMINATION OF THE MERGER AGREEMENT

         The merger agreement may be terminated by mutual agreement of the FNB Board and the Promistar Board. The merger agreement may also be terminated by either Board of Directors in the event that:

         - any representation or warranty of the other party contained in the merger agreement is inaccurate and cannot be or has not been cured within 40 days of written notice of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the merger under the applicable standard set forth in the merger agreement, provided that such party is not then in breach of the merger agreement;

         - the other party materially breaches any covenant or agreement in the merger agreement that cannot be or has not been cured within 40 days of written notice of such breach;

         - the required approval of the Promistar and FNB shareholders or any applicable regulatory or governmental authority is not obtained; or

         - the merger is not consummated by March 31, 2002, provided that the failure to consummate the merger by such date is not caused by any breach of the merger agreement by the terminating party.

         Promistar may also terminate the merger agreement on any day (the "Election Date") during the four business day period ("Election Period") commencing on the first day following the date on which all governmental and shareholder approvals have been obtained (the "Approval Date"), if each of the following conditions is satisfied:

         (i) the average daily per share closing prices of FNB's common stock during the five trading days preceding the Election Date (the "FNB Ending Price") is less than $19.962; and

         (ii) the quotient obtained by dividing the FNB Ending Price by $24.952 (the "FNB Starting Price") is less than the difference obtained by subtracting 0.15 from the quotient obtained by dividing the Index Price on the Election Date by the Index Price on May 19, 2001 (the term "Index Price" is defined in the following paragraph);

         (iii) Promistar notifies FNB of Promistar's intention to terminate the merger agreement; and

         (iv) FNB elects not to increase the exchange ratio in accordance with the formula described below.

         The "Index Price" on a particular date is calculated as the weighted average daily per share closing prices during the five trading days preceding that date of the common stocks of 44 publicly traded U.S. financial institutions having assets of between $3 billion and $10 billion (the "Index Group"). The companies constituting the Index Group were selected by FNB, with the assistance of its financial advisor, because they were deemed to constitute a peer group of institutions, although none of such companies is identical to FNB in size, location, financial condition and operations.

         The Promistar Board has made no decision as to whether it would elect to terminate the merger agreement in the event the first two conditions described above are satisfied. Any such decision would be made by the Promistar Board in light of the circumstances existing at the time. Prior to making any determination to elect to terminate the merger agreement, the Promistar Board would consult with its financial and other advisors and would consider all financial and other information it deemed relevant to its decision. In this regard, the Promistar Board would consider many of the same factors that it considered in determining whether to approve and adopt the merger agreement, including the principal factors discussed under "The Merger - Promistar's Reasons for the Merger." In particular, the Promistar Board would analyze, among other factors, whether the then current consideration to be received in the merger would deliver more value to Promistar shareholders than the value that could be expected in the event Promistar were to continue as an independent company (which would occur if the Promistar Board were to elect to abandon the merger and FNB determined not to increase the exchange ratio). In addition, the Promistar Board would consider whether, in light of market and other industry conditions at the time of such decision, the exchange ratio continued to be fair from a financial point of view to Promistar's shareholders. There can be no assurance that the Promistar Board would exercise its right to terminate the merger agreement if the first two conditions set forth above were satisfied. If Promistar elected not to terminate the merger agreement, which it could do without any action on the part of Promistar shareholders, the exchange ratio would remain 0.926 and the dollar value of the consideration which Promistar shareholders would receive for each share of Promistar common stock would be the value of 0.926 shares of FNB common stock at the effective time of the merger.

         If each of the first two conditions set forth above were satisfied and the Promistar Board were to elect to terminate the merger agreement, FNB would then have the option of increasing the consideration payable to

Promistar shareholders by adjusting the exchange ratio in the manner described below. FNB would be under no obligation to adjust the exchange ratio and there can be no assurance that FNB would elect to adjust the exchange ratio if Promistar were to exercise its option to terminate the merger agreement. Any such decision would be made by FNB in light of the circumstances existing at the time. If FNB were to elect to adjust the exchange ratio, Promistar would then not have any right to terminate the merger agreement as a result of the above-described circumstances, and the merger agreement would remain in effect, with the adjusted exchange ratio.

         The operation of the conditions permitting Promistar to terminate the merger agreement based on a decrease in the market price of the FNB common stock reflects the parties' agreement that Promistar shareholders would assume the risk of a decline in value of the FNB common stock to $19.962 per share under any circumstances and that such shareholders would assume the risk of a more significant decline in value of the FNB common stock unless the percentage decline in the value of the FNB common stock from $24.952 to the average value of FNB common stock during the five day period immediately preceding the Election Date is more than 15 percentage points greater than the percentage decrease, if any, in the Index Price from May 19, 2001 to the Election Date. The premise of this agreement is that a decline in the value of FNB's common stock which is comparable to the decline in the value of an index of comparable publicly traded stocks is indicative of a broad-based change in market and economic conditions affecting the financial services industry generally rather than factors which affect the value of the FNB common stock in particular.

         Since the date of execution of the merger agreement, there has been substantial volatility in the U.S. stock market. Although the price of FNB common stock has traded above $19.962 since the execution of the merger agreement, there can be no assurance that this will be the case during the period when the prices of FNB common stock and the stocks of the Index Group are evaluated for purposes of determining Promistar's ability to terminate the merger agreement.

         The operation and effect of the provisions of the merger agreement dealing with a decline in the market price of FNB's common stock may be illustrated by the following three scenarios:

         (1) One scenario is that the FNB Ending Price is above $19.962. In this event, there would be no adjustment to the 0.926 exchange ratio and Promistar would be obligated to consummate the merger regardless of the change in the weighted average price of the common stocks of the Index Group (assuming all other conditions to Promistar's obligations were satisfied or waived).

         (2) A second scenario is that the FNB Ending Price is less than $19.962 but that the percentage decline in the price of the FNB common stock from the initial measurement price of $24.952 is not more than 15 percentage points greater than the percentage decline, if any, in the weighted average prices of the common stocks of the Index Group. Under such circumstances, there would be no adjustment to the 0.926 exchange ratio and Promistar would be obligated to consummate the merger (assuming all other conditions to Promistar's obligations were satisfied or waived).

         (3) A third scenario is that the FNB Ending Price is less than $19.962 and the percentage decline in the price of FNB common stock from the initial measurement price is more than 15 percentage points greater than the decline in the weighted average prices of the common stocks of the Index Group. Under such circumstances, Promistar would have the right, but not the obligation, to terminate the merger agreement unless FNB elected to increase the exchange ratio to the lesser of:

         - the number obtained by dividing (A) $18.484 (the product of the Starting Price, 0.80 and the exchange ratio of 0.926) by
                  (B) the average closing price per share of FNB common stock for the five trading days immediately preceding the Approval Date (the "FNB Adjustment Price"); or

         - the number equal to the product of the exchange ratio multiplied by a fraction, the numerator of which is the Index Price on the Approval Date divided by the Index Price on May 19, 2001, and the denominator of which is the FNB Ending Price divided by the FNB Starting Price.

For example, if the FNB Ending Price was $18.00 and the Index Price was $50.00 on May 19, 2001 and $45.00 on the Election Date, Promistar would have the right to elect to terminate the merger agreement because (i) the FNB Ending Price would be less than $19.962 and (ii) the FNB Ending Price divided by the FNB Starting Price ($18.00 / $24.952 = .72) would be less than the difference obtained by subtracting 0.15 from the quotient obtained by dividing the Index Price on the Election Date by the Index Price on May 19, 2001 ($45.00 / $50.00 -
0.15 = 0.75). If Promistar were to exercise its right to terminate the merger agreement under such circumstances, FNB would have the option to increase the exchange ratio to the lesser of (i) 1.027 (the number determined by dividing $18.484 by the $18.00 Ending FNB Price, and (ii) 1.156 (the number determined by multiplying 0.926 (the exchange ratio) by a fraction, the numerator of which is
0.90 (the Index Price on the Ending Date ($45.00) divided by the Index Price on May 19, 2001 ($50.00)) and the denominator of which is .721 (the FNB Ending Price ($18.00) divided by the FNB Starting Price ($24.952))). If FNB exercised its option to adjust the exchange ratio, the exchange ratio would be 1.027 and Promistar would be obligated to consummate the merger (assuming all other conditions to Promistar's obligations were satisfied or waived).

         If, between the date of the merger agreement and the effective time of the merger, any company belonging to the Index Group or FNB declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction, the prices for the common stock of such company shall be appropriately adjusted for purposes of the above-discussed termination provision. In addition, in the event that the common stock of any company in the Index Group ceases to be publicly traded or a proposal to acquire such company is announced before the Approval Date, such company shall be removed from the Index Group, and the weights attributed to the remaining companies shall be adjusted proportionately for purposes of determining the Index Price.

         Approval of the merger agreement by the shareholders of Promistar and FNB at the special meetings will confer on each of the Promistar Board and the FNB Board the power, consistent with its respective fiduciary duties, to elect to consummate the merger, regardless of whether any event may have occurred which would entitle such Board of Directors to terminate the merger agreement.

TERMINATION FEE

         If the merger is terminated following the occurrence of an Initial Triggering Event, and a Subsequent Triggering Event occurs within 12 months following termination of the merger agreement, FNB will be entitled to a cash payment from Promistar in an amount equal to $1 million. The terms "Initial Triggering Event" and "Subsequent Triggering Event" generally relate to the acquisition of Promistar by an entity other than FNB and are defined in the stock option agreement entered into between FNB and Promistar, which is described below under the subheading "-- Stock Option Agreement."

EXPENSES

         Each of the parties has agreed to pay its own expenses and one-half of the printing costs of this proxy statement/prospectus and related materials; provided, however, that in the event the merger agreement is terminated as a result of FNB's failure to satisfy any of its representations, warranties or covenants set forth therein, FNB shall reimburse Promistar for its reasonable out-of-pocket expenses relating to the merger in an amount not to exceed $250,000.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         Smith, Gambrell & Russell, LLP has delivered to FNB and Promistar its opinion that, based upon certain customary assumptions and representations, under federal law as currently in effect:

         - the proposed merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

         - no gain or loss will be recognized by the shareholders of Promistar on the exchange of their Promistar common stock for FNB common stock pursuant to the terms of the merger to the extent of such exchange;

         - the federal income tax basis of the FNB common stock for which shares of Promistar common stock are exchanged pursuant to the merger will be the same as the basis of such shares of Promistar common stock exchanged therefor (including basis allocable to any fractional interest in any share of FNB common stock);

         - the holding period of FNB common stock for which shares of Promistar common stock are exchanged will include the period that such shares of Promistar common stock were held by the holder, provided that such shares were capital assets of the holder; and

         - the receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by FNB, and gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the fractional share of FNB common stock surrendered, which gain or loss will be capital gain or loss if the Promistar common stock was a capital asset in the hands of the shareholder.

         THE FOREGOING IS A SUMMARY OF THE ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER UNDER THE CODE AND IS FOR GENERAL INFORMATION ONLY. IT DOES NOT INCLUDE CONSEQUENCES OF STATE, LOCAL OR OTHER TAX LAWS OR SPECIAL CONSEQUENCES TO PARTICULAR SHAREHOLDERS HAVING SPECIAL SITUATIONS. SHAREHOLDERS OF PROMISTAR SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND TAX CONSEQUENCES OF SUBSEQUENT SALES OF FNB COMMON STOCK.

STOCK OPTION AGREEMENT

         As an inducement to FNB and to satisfy a condition of FNB's willingness to enter into the merger agreement, FNB and Promistar entered into a stock option agreement whereby Promistar granted FNB an irrevocable stock option entitling FNB to purchase, subject to certain adjustments, up to 2,975,830 shares of Promistar common stock, at an exercise price, subject to certain adjustments, of $17.306 per share, payable in cash, under the circumstances described below.

         FNB may exercise the stock option, in whole or in part, by sending written notice after the occurrence of an "Initial Triggering Event" and a "Subsequent Triggering Event" prior to the occurrence of an "Exercise Termination Event" (as such terms are defined in the stock option agreement). An "Initial Triggering Event" is defined as the occurrence of any of the following events:

         - Promistar or any of its subsidiaries, without having received FNB's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person other than FNB or any of its subsidiaries or the Promistar Board shall have recommended that the stockholders of Promistar approve or accept any such Acquisition Transaction other than as contemplated by the merger agreement or the stock option agreement. For purposes of the stock option agreement, "Acquisition Transaction" means
                  (i) a merger or consolidation, or any similar transaction involving Promistar, (ii) a purchase, lease, or other acquisition of all or substantially all of the assets or deposits of Promistar, or (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Promistar;

         - any person (other than the officers and directors of Promistar) other than FNB or one of FNB's subsidiaries acting in a fiduciary capacity shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Promistar common stock (the term "beneficial ownership" for purposes of the stock option agreement having the meaning given in Section 13(d) of the Securities Exchange Act, and the rules and regulations thereunder, pursuant to which a person is the beneficial owner of all shares that such person has direct or indirect voting power or investment power over whether through any contract, arrangement, understanding, relationship or otherwise);

         - the shareholders of Promistar shall not have approved the transactions contemplated by the merger agreement at the special meeting of Promistar's shareholders, or the special meeting shall not have been held or shall have been canceled prior to termination of the merger agreement, in either case, after the Promistar Board shall have withdrawn or modified, or publicly announced its intention to withdraw or modify, its recommendation that the stockholders of Promistar approve the transactions contemplated by the merger agreement, or after Promistar, without having received FNB's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend, or propose, to engage in an Acquisition Transaction with any person other than FNB;

         - any person other than FNB shall have made a bona fide proposal to Promistar to engage in an Acquisition Transaction, which proposal has an economic value equal to or exceeding that of the merger agreement;

         - Promistar shall have willfully and materially breached any material covenant or obligation contained in the merger agreement in anticipation of engaging in an Acquisition Transaction and such breach would entitle FNB to terminate the merger agreement; or

         - any person other than FNB, other than in connection with a transaction to which FNB has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

         A "Subsequent Triggering Event" is defined as either (i) the acquisition by any person of beneficial ownership of 25% or more of the then outstanding shares of Promistar common stock, or (ii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 25% or more of the voting power of Promistar.

         The term "Exercise Termination Event" is defined as the occurrence of any of the following events:

         -        the effective time of the merger;

         - termination of the merger agreement in accordance with the terms thereof prior to the occurrence of an Initial Triggering Event (other than termination due to the failure of FNB to satisfy a condition to closing);

         - twelve months (subject to extension to obtain regulatory approvals (for so long as the Holder is using commercially reasonable efforts to obtain such regulatory approvals), to allow statutory waiting periods to expire, and to avoid liability under Section 16(b) of the Exchange Act which provides for the disgorgement to the issuer of any profit realized by an insider as a result of a purchase and sale or sale and purchase of certain equity securities occurring within a six-month period) after termination of the merger agreement following the occurrence of an Initial Triggering Event; or

         -        such other date as to which FNB and Promistar agree.

         After a Subsequent Triggering Event and prior to an Exercise Termination Event, FNB may demand that any shares of FNB common stock issued or issuable under the option be registered under the Securities Act. Upon such demand, Promistar must use its best efforts to effect such registration promptly, subject to certain exceptions. FNB is entitled to two such registrations.

         Under applicable law, FNB may not acquire 5% or more of the issued and outstanding shares of Promistar common stock without the prior approval of the Federal Reserve Board. In considering whether to approve the acquisition by FNB of shares pursuant to the exercise of the stock option, the Federal Reserve Board will generally apply the same standards as in considering whether to approve the merger. See " - Bank Regulatory Matters - Federal Reserve Board." Certain other regulatory approvals may also be required before such an acquisition could be completed. FNB has submitted an application seeking Federal Reserve Board approval of its acquisition of up to 19.9% of the outstanding shares of Promistar common stock pursuant to a potential exercise of the stock option.

         In the event that prior to an Exercise Termination Event, Promistar enters into an agreement (i) to consolidate with or merge into any person other than FNB and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person other than FNB to merge into Promistar with Promistar as the continuing or surviving corporation, but in connection therewith the then outstanding shares of Promistar common stock are changed into or exchanged for securities of any other person or cash or any other property, or the then outstanding shares of Promistar common stock after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or transfer all or substantially all of its or a significant subsidiary's assets or deposits to any person other than FNB, then such agreement shall provide that the stock option be converted into or exchanged for an option (a "Substitute Option") to purchase shares of common stock of, at FNB's option, either (x) the continuing or surviving corporation of a merger or consolidation or the transferee of all or substantially all of Promistar's assets or deposits, or (y) the person controlling such continuing or surviving corporation or transferee. The number of shares subject to the Substitute Option and the exercise price per share will be determined in accordance with a formula in the stock option agreement. To the extent possible, the Substitute Option will contain terms and conditions that are the same as those in the stock option agreement.

         The number of shares of Promistar common stock subject to the stock option will be increased to the extent that Promistar issues additional shares of Promistar common stock (otherwise than pursuant to an exercise of the stock option) such that the number of shares of Promistar common stock subject to the stock option (when combined with the shares of Promistar common stock already owned by FNB) equals 19.9% of the shares of Promistar common stock then issued and outstanding, before giving effect to the issuance of shares of Promistar common stock pursuant to an exercise of the stock option. In the event of any change in the shares of Promistar common stock by reasons of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, or the like, the type and number shares of Promistar stock subject to the stock option, and the applicable exercise price per share, will be appropriately adjusted and proper provision will be made so that, in the event that any additional shares of Promistar common stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the stock option), the number of shares of Promistar common stock that remain subject to the stock option will be increased so that, after such issuance and together with shares of Promistar common stock previously issued pursuant to the exercise of the stock option and the number of shares otherwise beneficially owned by FNB (as adjusted on account of any of the foregoing changes in Promistar common stock), it equals 19.9% of the number of shares of Promistar common stock then issued and outstanding.

         No shares shall be issued pursuant to the exercise of the stock option if (i) at the time of the Initial Triggering Event and at the time of exercise, FNB is in material breach under the merger agreement, or (ii) a preliminary or permanent injunction has been issued by a court of proper jurisdiction enjoining such exercise.

         The rights and obligations of Promistar and FNB under the stock option agreement are subject to receipt of any required regulatory approvals, and both parties have agreed to use their best efforts in connection therewith. These include, but are not limited to, applying to the Federal Reserve Board for approval to acquire the shares subject to the stock option.

         The purpose of the stock option agreement and the stock option is to increase the likelihood that the merger will occur by making it more difficult for another party to acquire Promistar. The ability of FNB to exercise the Stock Option and to cause, subject to certain adjustments, up to an additional 842,583 shares of Promistar common stock to be issued may be considered a deterrent to other potential acquisitions of control of Promistar, as it is likely to increase the cost of an acquisition of all the Promistar common stock which would then be outstanding.

ACCOUNTING TREATMENT

         It is intended that the merger will be accounted for as a pooling of interests under generally accepted accounting principles. Promistar and FNB have agreed to use their reasonable efforts to cause the merger, and to take no action that would cause the merger not, to qualify for pooling-of-interests treatment.

         Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of FNB and Promistar will be combined at the effective time of the merger and carried forward at their previously recorded amounts, and the shareholders' equity accounts of Promistar and FNB will be combined on FNB's consolidated balance sheet and no goodwill or other intangible assets will be created.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the Promistar board with respect to the merger agreement, Promistar shareholders should be aware that certain of the directors and members of management of Promistar have interests in the merger that are in addition to their interests as shareholders of Promistar generally. The Promistar board was aware of these interests and considered them in approving the merger.

         CHANGE IN CONTROL PROVISIONS. Certain of Promistar's executive officers will be entitled to certain benefits as a result of the merger under the terms of Promistar's 2001 Supplemental Executive Retirement Plan and under the terms of employment agreements presently in effect between Promistar and the respective executives.

         Six of Promistar's executive officers are participants in Promistar's 2001 Supplemental Executive Retirement Plan. The Plan provides for cash payments to be made to each of the Plan's participants under certain circumstances, including the retirement or death of the participant. Generally, a participant in the Plan (or his beneficiary) is entitled to receive, upon the participant's retirement at age 55 or older, or the participant's death, payments for a period of ten years at an annual rate calculated as the product of (x) 1.85% of the highest average monthly compensation paid to such participant over a 36-month period during the 10-year period preceding the participant's retirement or death, multiplied by (y) the number of years of the participant's service to Promistar (to a maximum of 28 years). The Plan provides that in the event of a "change in control" of Promistar, as defined in the Plan, the interests of each Plan participant in the Plan become nonforfeitable except in the event of a participant's termination for Cause (as defined in the Plan). Approval of the merger agreement by Promistar's shareholders at the Promistar special meeting would constitute a change in control of Promistar under the terms of the Plan.

         In addition, under the terms of existing employment agreements between Promistar and each of its executive officers, if the merger agreement is approved by Promistar's shareholders and either (i) the executive's employment is terminated for any reason other than for Cause (as defined in the respective agreements) within six months prior to or 12 months following the shareholder approval date, or (ii) the executive terminates his employment within 90 days before or after the shareholder approval date, then in lieu of all other payments under the employment agreement, the executive will be entitled to:

         - a lump sum payment equal to three times the executive's then applicable base salary and average annual incentive payments for the Corporation's last three fiscal years;

         - any other benefits payable under Promistar's other benefit plans, which shall be considered to vest immediately; and

         - continuing coverage, to the extent not prohibited by law, for 36 months for the executive and his eligible dependents under Promistar's other benefit plans.

         EXECUTION OF NEW EMPLOYMENT AGREEMENTS. In connection with the proposed merger, Steven C. Ackmann, the President and Chief Operating Officer of Promistar and Promistar Bank, and Kim Craig, Executive Vice President of Promistar and the President and Chief Operating Officer of Promistar Trust Company and Promistar Investment Advisors, Inc., have each entered into an employment agreement with a subsidiary of FNB, contingent upon the consummation of the merger. Each of the employment agreements provides for a term of three years, which term automatically renews for successive one-year terms unless sooner terminated upon notice sent at least 30 days in advance of the end of the then current term. Mr. Ackmann and Mr. Craig will receive an annual base salary of $253,000 and $208,000, respectively, which in each case may be adjusted from time to time in FNB's discretion to reflect merit increases. If FNB terminates the employment of either Mr. Ackmann or Mr. Craig without Proper Cause (as defined in the employment agreements), FNB will be obligated to pay such person, in biweekly installments, an amount equal to twice the amount of his annual salary at the time of termination.

         INDEMNIFICATION. FNB has agreed that it will, following the effective time of the merger, indemnify, defend, and hold harmless the current and former directors, officers, employees, and agents of Promistar against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring at or prior to the effective time to the fullest extent then permitted under Pennsylvania law and by Promistar's Articles of Incorporation and Bylaws, as in effect on the date of the merger agreement, including provisions relating to advances of expenses incurred in defense of any litigation. The merger agreement further provides that Promistar shall purchase six years of extended coverage under its current directors and officers liability insurance policy to provide for continued coverage of its directors and officers with respect to matters occurring prior to the effective time of the merger.

BANK REGULATORY MATTERS

         FEDERAL RESERVE BOARD APPROVAL. The merger is subject to prior approval by the Federal Reserve Board. In determining whether to approve a transaction such as the merger, the Federal Reserve Board takes into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering financial resources and future prospects, the Federal Reserve Board will, among other things, evaluate the adequacy of the capital levels of the parties to a proposed transaction.

         The Federal Reserve Board is prohibited from approving a merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of a merger are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve Board must take into account the record of performance of the existing institutions in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions. As of June 30, 2001, each of FNB's and Promistar's banking subsidiaries had a "satisfactory" rating with the appropriate federal regulator.

         Applicable federal law provides for the publication of notice and public comment on applications filed with the Federal Reserve Board and authorizes the Federal Reserve Board to permit interested parties to intervene in the proceeding. If an interested party is permitted to intervene, such intervention could delay the regulatory approval process.

         The merger generally may not be consummated until after 30 days following the date of applicable federal regulatory approval, unless shortened to 15 days by the Attorney General, during which time the Department of Justice may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically ordered otherwise. FNB and Promistar believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that any divestitures that may be required in order to consummate the merger will not be material to the financial condition or results of operations of FNB or Promistar prior to the merger, or of FNB following the merger.

         In addition, FNB's right to exercise the stock option under the stock option agreement is also subject to the prior approval of the Federal Reserve Board, because the exercise of the stock option would result in FNB owning more than 5% of the outstanding shares of Promistar's common stock. In considering whether to approve FNB's right to exercise the stock option, the Federal Reserve Board would generally apply the same statutory criteria it would apply to its consideration of approval of the merger.

         STATUS OF REGULATORY APPROVALS AND OTHER INFORMATION. FNB and Promistar have filed all applications and notices and have taken (or will take) other appropriate action with respect to any requisite approvals or other action of any governmental authority. FNB has submitted an application seeking Federal Reserve Board approval of the merger and of FNB's acquisition of up to 19.9% of the outstanding shares of Promistar common stock pursuant to a potential exercise of the stock option.

         FNB and Promistar are not aware of any governmental approvals or actions that may be required for consummation of the merger other than as described above. Should any other approval or action be required, FNB and Promistar currently contemplate that such approval or action would be sought.

         THE MERGER CANNOT BE COMPLETED WITHOUT APPROVAL OF THE FEDERAL RESERVE BOARD. THERE CAN BE NO ASSURANCES THAT SUCH REGULATORY APPROVAL WILL BE OBTAINED OR AS TO THE DATE OF SUCH APPROVAL. THERE CAN ALSO BE NO ASSURANCE THAT SUCH APPROVAL WILL NOT CONTAIN A CONDITION OR REQUIREMENT WHICH CAUSES SUCH APPROVAL TO FAIL TO SATISFY THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT. SEE " - CONDITIONS TO THE MERGER." THERE CAN LIKEWISE BE NO ASSURANCE THAT THE DEPARTMENT OF JUSTICE WILL NOT CHALLENGE THE MERGER, OR, IF SUCH A CHALLENGE IS MADE, AS TO THE RESULT THEREOF.

         See " - Effective Time of the Merger," " - Conditions to the Merger" and " - Termination of the Merger Agreement."

RESTRICTIONS ON RESALES BY AFFILIATES OF PROMISTAR

         The shares of FNB common stock to be issued to shareholders of Promistar in the merger have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Promistar or FNB as that term is defined under the Securities Act. Any subsequent transfer of such shares by any person who is an affiliate of Promistar at the time of Promistar's special meeting will, however, under existing law, require either (a) the further registration under the Securities Act of the shares of FNB common stock to be transferred, (b) compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances), or (c) the availability of another exemption from registration. An "affiliate" of Promistar, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Promistar. In addition, under requirements for pooling-of-interests method of accounting, the shares of FNB common stock issued to affiliates are not transferable until such time as financial results covering at least 30 days of combined operations of FNB and Promistar have been published. The foregoing restrictions are expected to apply to the directors, executive officers, and the beneficial holders of 10% or more of the shares of Promistar common stock (and to certain relatives or the spouse of any such person and any trusts, estates, corporations, or other entities in which any such person has a 10% or greater beneficial or equity interest). Stop transfer instructions will be given by FNB to its transfer agent with respect to the FNB common stock to be received by persons subject to the restrictions described above. Promistar has agreed to use its best efforts to obtain from each of those persons identified by Promistar as its affiliates appropriate agreements that each such individual will not make any further sales of Promistar common stock, or make any sales of shares of FNB common stock received upon consummation of the merger, except in compliance with the restrictions described in this paragraph.

FNB DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

         FNB has adopted a dividend reinvestment and direct stock purchase plan. The plan is available to existing FNB shareholders and shareholders of Promistar who receive shares of FNB common stock in the merger, as well as persons who are not already shareholders, and permits participants to purchase shares of FNB common stock through reinvestment of dividends on their shares of FNB common stock and/or optional cash payments and permits participants to have their FNB stock held in book-entry form by the plan administrator. You will be offered the opportunity to enroll the shares of FNB common stock issued to you in the merger in the plan.

                              INFORMATION ABOUT FNB

         FNB is a financial services holding company with executive offices in Naples, Florida and Hermitage, Pennsylvania. FNB provides a broad range of financial services to its customers through its banking, insurance agency, consumer finance, and trust company subsidiaries, which operate over 150 offices in five states. As of June 30, 2001, FNB had approximately $4.1 billion in consolidated assets and approximately $3.3 billion in deposits. FNB's main office is located at 2150 Goodlette Road North, Naples, Florida 34102 and its telephone number is (800) 262-7600.

         FNB's subsidiaries provide a full range of financial services, principally to consumers and small- to medium-sized businesses, in their respective market areas. FNB's business strategy has been to focus primarily on providing quality, community-based financial services adapted to the needs of each of the markets it serves. FNB has emphasized its community orientation by generally preserving the names and local management of its subsidiaries and allowing its subsidiaries significant autonomy in decision-making, thus enabling them to respond to customer requests more quickly.

         The lending philosophy of each of FNB's bank subsidiaries is to minimize credit losses by following uniform credit approval standards (which include independent analysis of realizable collateral value), diversifying its loan portfolio, maintaining a relatively modest average loan size and conducting ongoing review and management of the loan portfolio. The banks are active residential mortgage lenders, and make commercial loans generally to established local businesses. FNB's bank subsidiaries do not have a significant amount of construction loans, any highly leveraged transaction loans or any loans to foreign countries.

         No material portion of the deposits of FNB's bank subsidiaries has been obtained from a single or small group of customers, and the loss of any customer's deposits or a small group of customers' deposits would not have a material adverse effect on the business of FNB.

         While FNB has generally sought to preserve the identities and autonomy of its subsidiaries, it has established centralized credit analysis, loan review, investment, audit and data processing functions. The centralization of these processes has enabled FNB to maintain consistent quality of these functions and to achieve certain economies of scale. FNB has recently further centralized its banking operations through the consolidation of its banking subsidiaries under one charter in each state -- First National Bank of Pennsylvania in Pennsylvania, First National Bank of Florida in Florida, and Metropolitan National Bank in Ohio. FNB believes the consolidation program will enable it to realize significant savings by eliminating operational redundancies and integrating common deposit and lending programs. The individual bank offices will generally retain their existing names and local management structure.

         FNB has two insurance agency subsidiaries, Gelvin, Jackson and Starr, Inc., with four offices in Pennsylvania, and Roger Bouchard Insurance, Inc. with nine offices in Florida. FNB's consumer finance subsidiary, Regency Finance Company, has 48 offices in four states and had $145.6 million in total assets as of June 30, 2001. FNB's trust company subsidiary, First National Trust Company, has three offices in Florida and three offices in Pennsylvania and held $992.7 million of assets in trust as of June 30, 2001.

         FNB has five other subsidiaries, Penn-Ohio Life Insurance Company, First National Corporation, Customer Service Center of F.N.B., Mortgage Service Corporation, and F.N.B. Building Corporation. Penn-Ohio underwrites, as a reinsurer, credit life and accident and health insurance sold by FNB's subsidiaries. First National holds equity securities and other assets for the holding company. Customer Service provides data processing and other services to FNB's affiliates. Mortgage Service services mortgage loans for unaffiliated financial institutions, and FNB Building owns real estate that is leased to certain of FNB's affiliates.

         As part of its operations, FNB regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for financial holding company investment. In addition, FNB regularly analyzes the values of, and submits bids for, the acquisition of customer-based funds and other liabilities and assets of such financial institutions and other businesses. As a general rule, FNB publicly announces such material acquisitions when a definitive agreement has been reached.

         For further information about FNB, see "Where You Can Find More Information."

                           INFORMATION ABOUT PROMISTAR

         Promistar is a bank holding company located in Johnstown, Pennsylvania. Promistar was incorporated under the laws of the Commonwealth of Pennsylvania on December 16, 1982.

         Promistar has one banking subsidiary, Promistar Bank. Promistar Bank's principal place of business is in Johnstown, Pennsylvania. At June 30, 2001, Promistar had total assets of $2.1 billion and total deposits of $1.7 billion. Promistar has seven wholly owned non-bank subsidiaries; Promistar Trust Company, a trust company which provides trust and investment services; Promistar Investment Advisors, Inc., which provides investment advisory services; Promistar Capital Advisors, Inc., which plans to register as a broker-dealer; Flex Financial Consumer Discount Company, which provides consumer finance loans; Promistar Community Development Corporation, a corporation which conducts community development activities; Bedford Associates Inc., which holds and leases property; and Bedford Associates of Delaware, Inc., an investment holding company.

         Promistar's business is primarily incident to Promistar Bank. Promistar Bank conducts business through a network of 72 full-service offices located throughout Allegheny, Armstrong, Bedford, Blair, Butler, Cambria, Fayette, Greene, Indiana, Somerset, Washington, and Westmoreland Counties. Promistar Bank operates under the management of its own officers and directors, although certain financial and administrative functions, including auditing, marketing, human resources, investment, accounting, data processing and credit review are coordinated through Promistar. In addition, Promistar Bank operates 58 automated teller machines ("ATM's"), which are part of the "Cirrus" and "MAC" systems, located on both bank premises and off-premise sites. "Cirrus" and "MAC" provide links to national and regional ATM networks.

         Promistar Bank is engaged in the business of commercial and retail banking. Promistar Bank provides a full range of financial services to individuals, businesses and governmental bodies, including accepting demand, savings and time deposits, safe deposit facilities, electronic banking services, debit cards, money transfer services and other banking services. Promistar Bank also offers lending services, including consumer, real estate, commercial and industrial loans. Promistar Bank's commercial customers are primarily small- to mid-sized businesses in southwestern Pennsylvania.

         Promistar Bank's deposits are insured by the FDIC, the majority by the Bank Insurance Fund ("BIF"), with certain deposits insured by the Savings Association Insurance Fund ("SAIF"). While Promistar Bank has trust powers, substantially all trust business of Promistar's affiliates is conducted by Promistar Trust Company.

         Promistar maintains an Internet site at www.promistar.com. The website offers customers a convenient way to conduct many popular banking services including online bill payment and access to online check images.

         Bedford Associates, Inc. is a Pennsylvania corporation formed in 1983 for the purpose of holding and leasing property used by Promistar's subsidiaries. Most of its properties are leased to Promistar Bank for use as community banking offices. It is located in Johnstown, Pennsylvania and is a wholly owned non-banking subsidiary of Promistar.

         Promistar Trust Company is located in Johnstown, Pennsylvania and offers a wide range of corporate and personal trust services, as well as pension and fiduciary services. It is a Pennsylvania chartered trust company formed on April 30, 1990. As of June 30, 2001, Promistar Trust Company managed assets with a market value of $849.7 million.

         Promistar Community Development Corporation was organized in 1992 to conduct community development activities. It is a for-profit Pennsylvania corporation conducting activities consisting of equity investments as a limited partner in various housing developments for low income individuals.

         Bedford Associates of Delaware, Inc., a Delaware corporation, was formed in 1998 for the purpose of holding and managing certain investments of Promistar. It is located in Wilmington, Delaware, and is a wholly owned non-banking subsidiary of Promistar.

         Promistar Investment Advisors, Inc., a Pennsylvania corporation, was formed in 1999. It operates as a registered investment advisor providing investment advisory services.

         Flex Financial Consumer Discount Company, a Pennsylvania corporation, was organized in 1997. It conducts business as a consumer discount company providing consumer finance loans to individuals.

         Promistar Capital Advisors, Inc., a Pennsylvania corporation, was organized in 2001 and has not commenced operations.

         Promistar and Promistar Bank are subject to competition in all aspects of their businesses from banks as well as other financial institutions, including savings and loan associations, savings banks, finance companies, credit unions, money market mutual funds, brokerage firms, investment companies, credit companies and insurance companies. They also compete with nonfinancial institutions, including retail stores that maintain their own credit programs, and with governmental agencies that make loans available to certain borrowers.

RECENT DEVELOPMENTS

         On February 24, 2001, Promistar entered into an agreement and plan of reorganization with FNH Corporation, a Pennsylvania corporation, pursuant to which FNH is to be merged with and into Promistar with Promistar surviving. The shareholders of FNH were scheduled to vote on the Promistar/FNH merger at their annual meeting originally scheduled for June 29, 2001. However, on June 14, 2001, FNB and Promistar announced their agreement to merge. In order to provide FNH shareholders with information regarding the proposed FNB/Promistar merger, the FNH annual meeting and the vote on the Promistar/FNH merger was postponed until August 14, 2001. Promistar and FNH have received all required regulatory approvals for the Promistar/FNH merger the merger is expected to be effected following the FNH annual meeting if the merger is approved at that meeting.


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

                        COMPARISON OF SHAREHOLDER RIGHTS

         After the merger, shareholders of Promistar will become shareholders of FNB and their rights will be governed by FNB's Articles of Incorporation, FNB's Bylaws and the Florida Business Corporations Act. The following summary, which is not a complete statement of all differences between the rights of the holders of FNB stock and Promistar stock, discusses differences between FNB's Articles of Incorporation and Bylaws and Promistar's Articles of Incorporation and Bylaws and the differences between the Pennsylvania Business Corporation Law and the Florida Business Corporations Act. For information as to how to get the full text of each document, see "Where You Can Find More Information."

REMOVAL OF DIRECTORS; FILLING VACANCIES ON THE BOARD OF DIRECTORS

         Promistar's Articles of Incorporation provide that a director or the entire Board of Directors of Promistar may be removed without cause by the affirmative vote of the holders of at least 80% of the outstanding shares of Promistar entitled to vote in the election of directors. Pennsylvania law and the Promistar Bylaws provide that vacancies on the Board of Directors of Promistar, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining directors, though less than a quorum, and each person so elected shall serve until the next annual meeting of shareholders, or any special meeting called for the purpose, and until his or her successor has been elected and qualified.

         Under Florida law, unless the Articles of Incorporation of a corporation provide otherwise, directors may be removed by the corporation's shareholders with or without cause; provided that, if a director is elected by a voting group, only the shareholders of that voting group may participate in the vote to remove him. Article 6 of FNB's Articles of Incorporation, however, provides that, subject to the rights of holders of any preferred stock, any director or the entire Board of Directors may be removed without cause by the affirmative vote of the holders of at least 75% of the then outstanding shares of FNB common stock. Florida law and FNB's Bylaws provide that vacancies on the FNB Board of Directors, including vacancies resulting from an increase in the number of directors or resulting from removal from office, may be filled by a majority vote of the remaining directors, though less than a quorum. A director elected to fill a vacancy shall hold office for a term that expires at the next annual meeting of shareholders and until his or her successor is elected and has qualified.

QUORUM OF SHAREHOLDERS

         FNB's and Promistar's Bylaws both provide that the holders of a majority of votes entitled to be cast on a matter to be considered, represented in person or by proxy, constitute a quorum of that voting group for action on the matter. FNB's Bylaws further provide that whenever the holders of any class or series of shares are entitled to vote separately on a specified item of business, the holders of a majority of the votes of that class or series entitled to be cast, represented in person or by proxy, shall constitute a quorum of such class or series. Promistar's Bylaws provide that, if a meeting called for the election of directors is adjourned, the shareholders who attend the resumption of the adjourned meeting, although less than quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

ADJOURNMENT AND NOTICE OF SHAREHOLDER MEETINGS

         Promistar's Bylaws provide that, generally, shareholders may adjourn a meeting at which quorum is not present without notice other than announcement at the meeting. However, any meeting at which directors are to be elected may only be adjourned for periods not to exceed 15 days each, as may be directed by shareholders present in person or by proxy at the meeting who are entitled to cast at least a majority of the votes of that would be entitled to be cast by all shareholders at a meeting for the election of directors.

         The FNB Bylaws and Florida law provide that, if a quorum is not present or represented at a shareholder meeting, the shareholders present and entitled to vote at the meeting may adjourn the meeting without notice other than an announcement at the meeting. Both the FNB and Promistar Bylaws also provide that the determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders will apply to any adjournment thereof, unless, a new record date is set by the Board of Directors.

CALL OF SPECIAL MEETINGS OF SHAREHOLDERS

         Promistar's Bylaws provide that special meetings of the shareholders may be called by resolution adopted by a majority of the members of the Promistar Board, the Chairman of the Board, the President or by the holders of at least 20% of the votes entitled to be cast on any issue to be considered at the special meeting of shareholders. FNB's Bylaws provide that special meetings of shareholders may be called only by the Chairman of the Board, the President or the Secretary of FNB pursuant to a resolution or written direction of at least 75% of the members of the FNB Board or by the holders of not less than 10% of the outstanding shares of FNB.

SHAREHOLDER CONSENT IN LIEU OF MEETING

         Promistar's Bylaws provide that any action which may be taken at a meeting of the shareholders may be taken without a meeting, if a consent or consents in writing setting forth the action so taken shall be signed by all of the shareholders who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of Promistar.

         Florida law permits any action which may be taken at a meeting of the shareholders of FNB to be taken without a meeting, if, prior or subsequent to the action, one or more written consents signed by a majority the shareholders who would be entitled to vote at a meeting for such purpose are delivered to FNB.

DISSENTERS' RIGHTS

         Under Pennsylvania law, shareholders may perfect dissenters' rights with regard to corporate actions involving certain mergers; consolidations; sale, lease or exchange of substantially all the assets of the corporation (under limited circumstances); or the elimination of cumulative voting.

         Under Florida law, dissenters' appraisal rights are available in connection with corporate actions involving certain mergers, share exchanges, consolidations, sales or other dispositions of all or substantially all of the property of the corporation (other than in the ordinary course of business), the approval of certain control-share acquisitions, and amendments of the Articles of Incorporation where such amendment would adversely affect the shareholder by:

         - altering or abolishing any preemptive rights attached to such shareholder's shares;

         - altering or abolishing the voting rights pertaining to such shareholder's shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

         - effecting an exchange, cancellation, or reclassification of any of such shareholder's shares, when such amendment would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages;

         - reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of the shareholder's shares subject to redemption when they are not otherwise redeemable;

         - making non-cumulative, in whole or in part, dividends on any of his or her preferred shares which had theretofore been cumulative;

         - reducing the dividend preference of any of his or her preferred shares; or

         - reducing any stated preferential amount payable on the shareholder's preferred shares upon voluntary or involuntary liquidation.


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

         Under both Florida and Pennsylvania law, dissenters' rights generally are denied in the case of a merger or share exchange or a proposed sale or exchange of property when the corporation's shares to be received are listed on a national securities exchange or the Nasdaq National Market or held of record by at least 2,000 persons. As a result, neither the shareholders of FNB nor the shareholders of Promistar will have dissenters' rights in connection with the merger.

DERIVATIVE ACTIONS

         Derivative actions to enforce a secondary right against any present or former officer or director of the corporation may be brought under Pennsylvania law by a shareholder of Promistar, even if the shareholder was not a shareholder at the time of the alleged wrongdoing, if there is a strong prima facie case in favor of the claim asserted and if the court in its discretion determines that a serious injustice will result without such action.

         Under Florida law, a derivative action may be brought only by a person who was a shareholder of FNB at the time of the alleged wrongdoing unless the person became a shareholder through transfer by operation of law from one who was a shareholder at the time of the alleged wrongdoing.

DIVIDENDS AND DISTRIBUTIONS

         Subject to any restrictions in a corporation's Articles of Incorporation, both Pennsylvania and Florida law generally provide that a corporation may make distributions to its shareholders unless after giving effect thereto (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed upon the dissolution of the corporation to satisfy the preferential rights of shareholders having superior preferential rights to those shareholders receiving the distribution. FNB's Articles of Incorporation do not contain any restrictions on the payment of dividends or the making of distributions to shareholders.

DIRECTOR QUALIFICATIONS, NUMBER AND TERM

         Promistar's Articles of Incorporation and Bylaws provide that the Promistar Board of Directors shall consist of not less than five nor more than twenty-five members divided into four classes, as equal in number as possible, with each director serving a staggered four-year term. Under Pennsylvania law and the Promistar Bylaws, directors must be at least 18 years of age, but need not be a resident of Pennsylvania.

         The FNB Bylaws provide that the Board of Directors of FNB shall consist of such number of directors as may be determined by the Board of Directors of FNB, which number shall be not less than five nor more than twenty-five. The FNB Bylaws further provide that the FNB Board of Directors shall be divided into three classes, with each director having a staggered, three-year term. Under Florida law and the FNB Bylaws, directors need not be residents of Florida or a shareholder of FNB to qualify to serve as a director.

NOMINATION OF DIRECTORS

         The Promistar Bylaws provide that any shareholder who intends to nominate or cause to be nominated any candidate to the Promistar Board, other than a candidate proposed by the Promistar Board, must notify the Secretary of Promistar of his or her intention not less than 40 days prior to the date of the meeting called for the election of directors, or ten days after giving notice of the meeting is given in accordance with the Bylaws, whichever is later. The notice required by the Promistar Bylaws must include, among other things:

         -        The name, address and age of each proposed nominee;

         -        The principal occupation of each nominee;

         -        The number of shares of Promistar owned by each nominee;

         - The total number of shares that to the knowledge of the notifying shareholder will be voted for each proposed nominee;

         -        The name and residence address of the notifying shareholder;
                  and

         - The number of shares of Promistar owned by the notifying shareholder.

         FNB's Bylaws provide that directors may be nominated for election to the FNB Board by either a resolution of the Board or by a shareholder of FNB. The FNB Bylaws provide that a shareholder may make nominations for director by providing FNB with written notice of the shareholder's intention to nominate a director. The written notice must be received not less than 14 days prior to the meeting of shareholders called for the election of directors; except that if less than 21 days' notice of the meeting is given to shareholders, notice of a shareholder's nomination must be delivered to the Secretary of FNB not later than the earlier of either (1) the seventh day following the date notice of the meeting was first sent to shareholders or (2) the fourth day prior to the meeting. The notice of a shareholder's intention to nominate a director must include, among other things:

         -        the name and address of the nominating shareholder;

         - a representation that the shareholder is a holder of record of FNB voting stock and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

         - information regarding each nominee as would have been required under the SEC's proxy rules;

         - a description of all arrangements or understandings among the shareholder and each nominee pursuant to which the nomination or nominations are to be made by the shareholder; and

         - the written consent of each nominee to serve as a director of FNB is so elected.

CUMULATIVE VOTING

         In an election of directors under cumulative voting, each share of stock normally having one vote is entitled to a number of votes equal to the number of directors to be elected. Under both Pennsylvania and Florida law, cumulative voting in the election of directors is not available unless provided for in the Articles of Incorporation of the corporation. Neither FNB nor Promistar has provided for cumulative voting in their respective Articles of Incorporation.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Pennsylvania law permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement incurred by them in connection with any pending, threatened or completed action or proceeding, and permits such indemnification against expenses incurred in connection with any pending, threatened or completed derivative action, if the director or officer has acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Pennsylvania law further provides that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

         Under Pennsylvania law, the statutory provisions for indemnification and advancement of expenses are non-exclusive with respect to any other rights, such as contractual rights or rights granted pursuant to a Bylaw or by vote of shareholders or disinterested directors, to which a person seeking indemnification or advancement of expenses may be entitled. Such rights may, for example, provide for indemnification against judgments, fines and amounts paid in settlement incurred by the indemnified person in connection with derivative actions. Pennsylvania law permits such derivative action indemnification in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

         Pennsylvania law and Promistar's Bylaws permit the corporation to purchase and maintain insurance on behalf of any director or officer of the corporation against any liability asserted against the director or officer and incurred in such capacity, whether or not the corporation would have the power to indemnify the director or officer against such liability. The Articles of Incorporation of Promistar further provide that its directors, officers and any other persons designated by the Promistar Board are entitled to be indemnified to the fullest extent permitted by law.

         Florida law permits a corporation to indemnify a director or officer who was or is a party to any threatened, pending or completed action, suit or other type of proceeding, whether civil, criminal, administrative or investigative, whether formal or informal (other than an action by or any right of the corporation) by reason of the fact that he or she is or was a director or officer or is now serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. These indemnification rights apply if the director or officer acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, under Florida law, FNB may indemnify and hold harmless an officer or director who is a party in an action by or in the right of the corporation against expenses (including attorneys' fees) and amounts paid in settlement not exceeding estimated expenses of litigating the action to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if the director or officer has acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interest of the corporation, except indemnification is not authorized where there is an adjudication of liability, unless the court in which such proceeding was brought, or any other court of competent jurisdiction, determines, in view of all the circumstances, that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         Florida law further provides that indemnification of the costs and expenses of defending any action is required to be made to any officer or director who is successful (on the merits or otherwise) in defending an action of the type referred to in the immediately preceding paragraph. Except with regard to the costs and expenses of successfully defending an action as may be ordered by a court, indemnification as described in the previous paragraph is only required to be made to a director or officer if a determination is made that indemnification is proper under the circumstances. Such determination shall be made:

         - by the Board of Directors of FNB by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding;

         - by a majority vote of a committee, duly designated by the FNB Board consisting of two or more directors not at the time parties to the action, suit or proceeding;

         - by independent legal counsel selected by the FNB Board by a majority vote of a quorum consisting of directors who were not parties to such action; or

         - by the shareholders of FNB by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit or proceeding, or, if no such quorum is obtainable, by a majority vote of the shareholders who were not parties to such action, suit or proceeding.

         The reasonableness of the expenses to be indemnified is determined in the same manner as the determination of whether the indemnification is permissible. Florida law further provides that expenses incurred in defending any action or proceeding may be paid by the corporation in advance of the final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation.

         Under Florida law, the provisions for indemnification and advancement of expenses are not exclusive. Accordingly, a corporation may make any other or further indemnification or advancement of expenses of any of its officers or directors under any Bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. Under Florida law, indemnification or advancement of expenses, however, shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions or omissions were material to the cause of action so adjudicated and constitute:

         - a violation of the criminal law, unless the officer or director had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful;

         - a transaction from which the officer or director derived an improper personal benefit;

         - in the case of a director, a circumstance under which the liability provisions of Section 607.0834 of the Florida Business Corporation Act (relating to unlawful distributions) are applicable; or

         - willful misconduct or a conscious disregard for the best interest of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         Florida law and the Articles of Incorporation of FNB permit FNB to purchase and maintain insurance on behalf of any director or officer of FNB against any liability asserted against the director or officer and incurred in such capacity, whether or not FNB would have the power to indemnify the director or officer against such liability. The Articles of Incorporation of FNB further provide that its directors, officers and any other person designated by the Board of Directors of FNB is entitled to be indemnified to the fullest extent permitted by law.

DIRECTOR LIABILITY

         Pennsylvania law provides that the Bylaws of a corporation may include a provision limiting the personal liability of directors for monetary damages for actions taken as a director, except to the extent that the director has breached or failed to perform his or her duties to the corporation and the breach or failure to perform constitutes self-dealing, willful misconduct, or recklessness. The Bylaws of Promistar contain such a provision limiting the liability of its directors to the fullest extent permitted by law.

         Under Florida law, a director is not liable for monetary damages for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and the director's breach of, or failure to perform, those duties constitutes a violation of criminal law, self-dealing, willful misconduct, or recklessness. The Bylaws of FNB contain a provision limiting the liability of its directors to the fullest extent permitted by law.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

         Pennsylvania law requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon to amend a corporation's Articles of Incorporation, provided that shareholder approval is not required for certain non-material amendments. The Articles of Incorporation of Promistar provide that, generally, the Promistar Articles may be amended by the shareholders of Promistar as provided by Pennsylvania law and all rights conferred upon the shareholders therein are granted subject to such reservation. However, the affirmative vote the holders of at least 80% of the outstanding shares of Promistar is required to amend provisions in the Promistar Articles of Incorporation relating to certain corporate transactions, considerations of the Promistar Board in evaluating certain corporate transactions, the number of directors on the Promistar Board, the ability of the Promistar Board to make, amend and repeal Bylaws, and indemnification.

         Under Pennsylvania law, the power to adopt, amend or repeal Bylaws may generally be vested, pursuant to the Bylaws, in the directors, with certain statutory exceptions and subject to the power of the shareholders to change such action. Pennsylvania law further provides that, unless the Articles of Incorporation provide otherwise, the Board of Directors does not have the authority to adopt or change a Bylaw on any subject that is committed expressly to the shareholders by statute. The Articles of Incorporation of Promistar and the Bylaws of Promistar provide that Promistar's Bylaws may be amended by the affirmative vote of a majority of the members of the Promistar Board of Directors or by the affirmative vote of the holders of at least 80% of the outstanding capital stock of Promistar entitled to vote thereon.

         In order to amend the Articles of Incorporation of a Florida corporation, Florida law generally requires that, unless the Articles of Incorporation provide for a greater vote, the votes cast in favor of such an amendment must exceed the votes cast against such an amendment at a meeting at which quorum is present; provided, however, that a majority of the outstanding votes entitled to be cast on the amendment is required with respect to amendments that would create dissenters' rights under Florida law. Further, under Florida law shareholder approval is not required for certain non-material amendments.

         Under Florida law, a corporation's Bylaws may be amended or repealed by the Board of Directors or shareholders; provided, however, that the board may not amend or repeal the corporation's Bylaws if the Articles of Incorporation reserve such power to the shareholders, or the shareholders, in amending or appealing the Bylaws, expressly provide that the Board of Directors may not amend or repeal the Bylaws or a particular Bylaw provision. The Bylaws of FNB provide that FNB's Bylaws may be altered or amended and new Bylaws adopted by the affirmative vote of at least 75% of the members of FNB's Board of Directors or by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote thereon.

VOTE REQUIRED FOR EXTRAORDINARY CORPORATE TRANSACTIONS

         Under Pennsylvania law, generally, a merger, consolidation, share exchange, dissolution or sale of substantially all of a corporation's assets other than in the ordinary course of business must be approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. Except as otherwise provided by the Bylaws of a corporation, the shareholders of a corporation do not have to approve a Board of Directors -approved plan of merger if, among other situations,

         - the surviving or new corporation is a domestic business corporation with Articles of Incorporation that are identical to the Articles of Incorporation of the constituent corporation (except for changes permitted by a Board of Directors without shareholder approval under Pennsylvania law),

         - each share of the constituent corporation outstanding immediately prior to the effective date of the merger is to continue to be outstanding or will be converted into an identical share of the surviving or new corporation after the effective date of the merger,

         - the shareholders of the constituent corporation are to hold, in the aggregate, shares of the surviving or new corporation to be outstanding immediately after effectiveness of the plan of merger entitled to cast at least a majority of the votes entitled to be cast generally for the election of directors, and

         - immediately prior to the transaction, another corporation that is a party to the transaction directly or indirectly owns 80% or more of the outstanding shares of each class of the constituent corporation.

         Under Florida law, generally, a merger, consolidation, share exchange, dissolution or sale of substantially all of a corporation's assets other than in the ordinary course of business must be approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon unless the corporation's Articles of Incorporation require a higher vote.

         The Articles of Incorporation of FNB require an affirmative vote of the holders of at least 75% of the outstanding shares of FNB common stock entitled to vote to approve a merger, consolidation, or sale, lease, exchange or other disposition, in a single transaction or series of related transactions, of all or substantially all or a substantial part of the properties or assets of FNB, unless the Board of Directors of FNB has approved and recommended the transaction prior to the consummation thereof.


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

INTERESTED SHAREHOLDER TRANSACTIONS

         Pennsylvania law provides that, if a shareholder of a corporation is a party to a sale of assets transaction, share exchange, merger or consolidation involving the corporation or a subsidiary, or if a shareholder is to be treated differently in a corporate dissolution from other shareholders of the same class, then approval must be obtained from the shareholders entitled to cast at least a majority of the votes which all shareholders other than the interested shareholder are entitled to cast with respect to the transaction, without counting the votes of the interested shareholder. Such additional shareholder approval is not required if the consideration to be received by the other shareholders in such transaction for shares of any class is not less than the highest amount paid by the interested shareholder in acquiring shares of the same class, or if the proposed transaction is approved by a majority of the Board of Directors other than certain directors ("disqualified directors") affiliated or associated with, or nominated by, the interested shareholder. Pennsylvania law further provides that a director who has held office for at least 24 months prior to the date of vote on the proposed transaction is not a disqualified director.

         Promistar's Articles of Incorporation impose special shareholder voting requirements on certain business transactions between the corporation and an interested shareholder, unless the transaction is (1) approved by the affirmative vote of a majority of the entire Board of Promistar prior to the shareholder becoming an "interested shareholder or (2) approved by the affirmative vote of the entire Board of Promistar excluding the vote of any director who is an "interested shareholder" or an affiliate or associate of an "interested shareholder." An "interested shareholder" is defined in the Promistar Articles as one who, directly or indirectly, is the beneficial owner of shares entitling that person to cast at least 20% of the outstanding voting stock of Promistar. Transactions to which this section of the Promistar Articles applies include a merger or consolidation with the interested shareholder or any sale or other disposition to the interested shareholder or any affiliate or associate of the interested shareholder of all or substantially all of the assets of Promistar or any of its subsidiaries.

         Florida law contains a number of provisions which require supermajority approval for certain affiliate transactions. Under Florida law, any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval (a "Business Combination"), if any person who together with his affiliates and associates beneficially owns 5% or more of any voting stock of the corporation (an "Interested Person") is a party to such transaction, shall be approved by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the Interested Person; provided, that such approval is not required if (1) the Interested Shareholder Transaction has been approved by a majority of the disinterested directors; (2) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement date; (3) the Interested Person has been the beneficial owner of at least 80% of the corporation's outstanding voting shares for at least five years preceding the announcement date; (4) the Interested Person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; (5) the corporation is an investment company registered under the Investment Company Act of 1940; or (6) the consideration to be received by holders of the stock of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the Florida Business Corporation Act (generally, the highest price paid by the Interested Person for any shares which she or he has acquired). This statutory requirement does not apply if the corporation has opted out of the statutory provision in its Articles of Incorporation. FNB has not opted out of this provision in its Articles of Incorporation.

FIDUCIARY DUTY

         Under Pennsylvania law a director may, in considering the best interests of a corporation, consider (1) the effects of any action on shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other facilities of the corporation are located, (2) the short-term and long-term interests of the corporation, including the possibility that the best interests of the corporation may be served by the continued independence of the corporation, (3) the resources, intent and conduct of any person seeking to acquire control of the corporation, and (4) all other pertinent factors.


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

         The Articles of Incorporation of Promistar provide that when determining the best interests of shareholders of Promistar in evaluating a tender offer or other extraordinary business transaction, the Board of Directors of Promistar may consider:

         - the amount of consideration, if any, to be received by Promistar shareholders in relation to the then current market price of Promistar capital sock, in relation to the then current value of the corporation in a freely negotiated transaction and in relation to the Board's estimate of Promistar's value as an independent entity; and

         - the social and economic effects of the transaction on the employees, depositors, customers, creditors and other constituents of Promistar and its subsidiaries and on the communities served by Promistar and its subsidiaries.

         The Articles of Incorporation of FNB provide that the Board of Directors of FNB, in evaluating a proposal for an extraordinary corporate transaction, shall consider all relevant factors, including, without limitation, the long-term prospects and interests of the corporation and its shareholders, the social, economic, legal or other effects of any action on the employees, suppliers and customers of the corporation and its subsidiaries, the communities and societies in which FNB and its subsidiaries operate, and the economy of the state and the nation.

         The Articles of Incorporation of FNB further provide that, if the Board of Directors of FNB determines that such a proposal should be rejected, it may take any lawful action to accomplish its purposes including, but not limited to, the following:

         -        advising shareholders not to accept the proposal;

         -        instituting litigation against the party making the proposal;

         - filing complaints with governmental and regulatory authorities;

         -        acquiring its securities;

         - selling or otherwise issuing authorized but unissued securities or granting options with respect thereto;

         - acquiring a company to create an antitrust or other problem for the party making the proposal; and

         - obtaining a more favorable offer from another individual or entity.

         Under Florida law, a director is required to discharge his or her duties in good faith, with the care an ordinarily prudent person in the like position would exercise under similar circumstances and in a manner reasonably believed to be in the best interests of the corporation. In discharging his or her duties, a director is entitled to rely on: (1) information, opinions, reports, or statements, including financial statements and other financial data, if presented or prepared by officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented; (2) legal counsel, public accountants or other persons as to matters the director reasonably believes are within the person's professional or expert competence; or (3) a committee of the Board of which the director is not a member if the director reasonably believes the committee merits confidence.

PROVISIONS WITH POSSIBLE ANTI-TAKEOVER EFFECTS

         Pennsylvania law contains various statutory "anti-takeover" provisions which Promistar has chosen to be governed by, including Subchapters 25E and 25F of Pennsylvania Business Corporation Law. Subchapter 25E of Pennsylvania Business Corporation Law (relating to control transactions) provides that, if any person or group acquires 20% or more of the voting power of a corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium. Subchapter 25F of Pennsylvania Business Corporation Law (relating to business combinations) delays for five years and imposes conditions upon business combinations between an interested shareholder and the corporation. As described above, the term "business combination" is defined broadly to include various transactions utilizing a corporation's assets for purchase price amortization or refinancing purposes, and an "interested shareholder" is defined generally as the beneficial owner of at least 20% of a corporation's voting shares. Subchapters 25E and 25F of Pennsylvania Business Corporation Law contain a wide variety of transactional and status exemptions, exclusions and safe harbors.

         In addition, Pennsylvania law permits an amendment to the corporation's Articles of Incorporation or other corporate action, if approved by shareholders, to provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class by providing, for example, that shares of common stock held only by designated shareholders of record, and no other shares of common stock, shall be cashed out at a price determined by the corporation, subject to applicable dissenters' rights. Pennsylvania law also provides that directors may, in discharging their duties, consider the interests of a number of different constituencies, including shareholders, employees, suppliers, customers, creditors and the communities in which the corporation is located. Directors are not required to consider the interests of shareholders to a greater degree than other constituencies' interests. Pennsylvania law expressly provides that directors do not violate their fiduciary duties solely by relying on poison pills or the anti-takeover provisions of Pennsylvania law.

         FNB is subject to statutory "anti-takeover" provisions under Florida law. Section 607.0902 of Florida Business Corporation Act restricts the voting rights of certain shares of a corporation's stock when those shares are acquired by a party who, by such acquisition, would control at least 20% of all voting rights of the corporation's issued and outstanding stock. The statute provides that the acquired shares (the "control shares") will, upon such acquisition, cease to have any voting rights. The acquiring party may, however, petition the corporation to have voting rights re-assigned to the control shares by way of an "acquiring person's statement" submitted to the corporation in compliance with the requirements of the statute. Upon receipt of such request, the corporation must submit, for shareholder approval, the acquiring person's request to have voting rights re-assigned to the control shares. Voting rights may be reassigned to the control shares by a resolution of a majority of the corporation's shareholders for each class and series of stock. If such a resolution is approved, and the voting rights re-assigned to the control shares represent a majority of all voting rights of the corporation's outstanding voting stock, then, unless the corporation's Articles of Incorporation or Bylaws provide otherwise, all shareholders of the corporation shall be able to exercise dissenter's rights in accordance with Florida law.

         Florida law further provides that a corporation may, by amendment to its Articles of Incorporation or Bylaws, provide that, if the party acquiring the control shares does not submit an acquiring person's statement in accordance with the statute, the corporation may redeem the control shares at any time during the period ending 60 days after the acquisition of control shares. If the acquiring party files an acquiring person's statement, the control shares are not subject to redemption by the corporation unless the shareholders, acting on the acquiring party's request for re-assignment, deny full voting rights to the control shares.

         The statute does not alter the voting rights of any stock of the corporation acquired in any of the following manners:

         - pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer;

         - pursuant to the satisfaction of a pledge or other security interest created in good faith and not for the purpose of circumventing the statute;

         - pursuant to either a merger or share exchange if the corporation is a party to the agreement or plan of merger or share exchange;

         - pursuant to any savings, employee stock ownership or other benefit plan of the corporation; or

         - pursuant to an acquisition of shares specifically approved by the Board of Directors of the corporation.

         In addition, there are various provisions in the Articles of Incorporation and Bylaws of FNB that may serve as anti-takeover protections including:

         - the ability of the Board of Directors of FNB to fill vacancies (but only until the next annual meeting of shareholders) resulting from an increase in the number of directors;

         - the supermajority voting requirements for certain corporate transactions;

         - the broad range of factors that the Board of Directors of FNB may consider in evaluating an unsolicited offer including a tender offer proposal; and

         - provisions in the FNB Articles of Incorporation which authorize the Board of Directors of FNB, without further shareholder action, to issue from time to time, up to 20,000,000 shares of FNB preferred stock. The Board of Directors of FNB is empowered to divide any and all of the shares of the FNB preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series so established.

         The "anti-takeover" provisions of Florida law and FNB's Articles and Bylaws may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of FNB that are not negotiated with and approved by the Board of Directors of FNB. FNB is not aware of any effort or intent to gain control of FNB or any effort to organize a proxy contest or to accumulate shares of FNB.

TREASURY SHARES

         Pennsylvania law provides that shares of a corporation's stock that have been reacquired by the corporation are deemed issued but not outstanding, and, unless otherwise provided in the corporation's Bylaws, may be returned to the status of authorized but unissued by a resolution of the Board of Directors. Pennsylvania law further allows a corporation to adopt a provision in its articles requiring the corporation to reduce its number of authorized shares by the number of any shares repurchased by the corporation. Neither Promistar's Articles of Incorporation nor its Bylaws contain any provisions regarding treasury shares.

         Under Florida law, subject to statutory restrictions regarding corporate distributions, a corporation may acquire its own issued and outstanding capital stock. All capital stock reacquired by a corporation is automatically returned to the status of authorized but unissued shares and is not deemed treasury stock unless the corporation's Articles of Incorporation provide otherwise. FNB's Articles of Incorporation do not contain any provisions regarding treasury stock.

                        DESCRIPTION OF FNB CAPITAL STOCK

FNB COMMON STOCK

         GENERAL. FNB is authorized to issue 100,000,000 shares of common stock, $0.01 par value per share, of which 25,616,294 shares were outstanding as of June 30, 2001. FNB common stock is traded on the Nasdaq National Market under the trading symbol "FBAN." FNB provides transfer agent and registrar services for its common stock.

         As of June 30, 2001, approximately 3.0 million shares of FNB common stock were reserved for issuance upon the exercise of outstanding options and warrants, and upon conversion of the outstanding shares of convertible preferred stock. In addition, FNB has reserved 16.5 million shares of common stock for issuance in connection with the merger. After taking into account these reserved shares, the number of authorized shares of FNB common stock available for other corporate purposes as of June 30, 2001 was approximately 54.8 million.

         VOTING AND OTHER RIGHTS. The holders of FNB common stock are entitled to one vote per share, and, in general, a majority of votes cast with respect to a matter is sufficient to authorize action upon routine matters. Directors are elected by a plurality of the votes cast, and each shareholder entitled to vote in such election is entitled to vote each share of stock for as many persons as there are directors to be elected. In elections for directors, shareholders do not have the right to cumulate their votes. The FNB Series A Preferred Stock (described below) votes as a class with the FNB common stock. See "-- FNB Preferred Stock;" "Comparison of Shareholder Rights - Amendment of Articles of Incorporation and Bylaws" and " -- Vote Required for Extraordinary Corporate Transaction."

         In the event of liquidation, holders of FNB common stock would be entitled to receive pro rata any assets legally available for distribution to shareholders with respect to shares held by them, subject to any prior rights of the holders of any FNB preferred stock then outstanding.

         FNB common stock does not carry any preemptive rights, redemption privileges, sinking fund privileges or conversion rights. All the outstanding shares of FNB common stock are, and upon issuance the shares of FNB common stock to be issued to shareholders of Promistar will be, validly issued, fully paid and nonassessable.

         DISTRIBUTIONS. The holders of FNB common stock are entitled to receive such dividends or distributions as the FNB Board may declare out of funds legally available for such payments. The payment of distributions by FNB is subject to the restrictions of Florida law applicable to the declaration of distributions by a business corporation. A corporation generally may not authorize and make distributions if, after giving effect thereto, it would be unable to meet its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of distribution, to satisfy claims upon dissolution of shareholders who have preferential rights superior to the rights of the holders of its common stock. In addition, the payment of distributions to shareholders is subject to any prior rights of outstanding FNB preferred stock. Stock dividends, if any are declared, may be paid from authorized but unissued shares.

         The ability of FNB to pay distributions is affected by the ability of its subsidiaries to pay dividends. The ability of FNB's subsidiaries, as well as of FNB, to pay dividends in the future is influenced by bank regulatory requirements and capital guidelines.

FNB PREFERRED STOCK

         GENERAL. FNB is authorized to issue 20,000,000 shares of preferred stock, $0.01 par value per share. The FNB Board has the authority to issue FNB preferred stock in one or more series and to fix the dividend rights, dividend rate, liquidation preference, conversion rights, voting rights, rights and terms of redemption

(including sinking fund provisions), and the number of shares constituting any such series, without any further action by the shareholders unless such action is required by applicable rules or regulations or by the terms of other outstanding series of FNB preferred stock. Any shares of FNB preferred stock which may be issued may rank prior to shares of FNB common stock as to payment of dividends and upon liquidation. As of June 30, 2001, there were 19,194 shares of FNB Series A Preferred Stock issued and outstanding and 140,663 shares of FNB Series B 7 1/2% Cumulative Convertible Preferred Stock issued and outstanding.

         THE FOLLOWING SUMMARY OF THE FNB SERIES A PREFERRED STOCK AND FNB SERIES B PREFERRED STOCK IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DESCRIPTION THEREOF CONTAINED IN FNB'S ARTICLES OF INCORPORATION, AS SET FORTH IN EXHIBIT 4.1 TO FNB'S REPORT ON FORM 8-K FILED WITH THE SEC ON JUNE 1, 2001, WHICH IS INCORPORATED HEREIN BY REFERENCE.

         FNB SERIES A PREFERRED STOCK. The FNB Series A Preferred Stock was created for the purpose of acquiring Reeves Bank in 1985. Holders of the FNB Series A Preferred Stock are entitled to 6.2 votes for each share held. The holders of the FNB Series A Preferred Stock do not have cumulative voting rights in the election of directors. Dividends on the FNB Series A Preferred Stock are cumulative from the date of issue and are payable at a rate of $.42 per share each quarter. The FNB Series A Preferred Stock is convertible at the option of the holder into shares of the FNB common stock having a market value of $25.00 at time of conversion. FNB has the right to require the conversion of the balance of all outstanding shares at the conversion rate. At June 30, 2001, 18,650 shares of FNB common stock were reserved by FNB for the conversion of the remaining 19,194 outstanding shares of Series A Preferred Stock.

         FNB SERIES B PREFERRED STOCK. The FNB Series B Preferred Stock was issued during 1992 for the purpose of raising capital for the acquisition of 13 banking branches in the Erie, Pennsylvania area. Holders of the FNB Series B Preferred Stock have no voting rights. Dividends on the FNB Series B Preferred Stock are cumulative from the date of issue and are payable at a rate of $.46875 per share each quarter. The FNB Series B Preferred Stock has a stated value of $25.00 per share and is convertible at the option of the holder at any time into shares of FNB common stock at a price of $10.05 per share. As of June 30, 2001, 367,182 shares of FNB common stock were reserved by FNB for the conversion of the remaining 140,663 outstanding shares of FNB Series B Preferred Stock. FNB has the right to require the conversion of the balance of all outstanding shares at the conversion rate.

                PROPOSAL TO AMEND FNB'S ARTICLES OF INCORPORATION
                      TO INCREASE AUTHORIZED CAPITAL STOCK

BACKGROUND

         The FNB Board has adopted and recommended that FNB's shareholders approve an amendment to FNB's Articles of Incorporation increasing the number of authorized shares of common stock from 100 million to 500 million and has directed that the amendment be submitted for shareholder approval at the FNB special meeting.

PROPOSED AMENDMENT

         The Articles of Incorporation presently authorize the issuance of 100 million shares of common stock and 20 million shares of preferred stock. The amendment would increase the authorized number of shares of common stock to 500 million. No change is proposed in the number of authorized shares of preferred stock. If the amendment is approved, the first paragraph of Article 5 of the Articles of Incorporation of FNB would read as follows:

                  "The aggregate number of shares which the Corporation shall have authority to issue is Five Hundred Twenty Million (520,000,000) of which Twenty Million (20,000,000) shall be preferred stock, par value $0.01 per share, issuable in one or more series, and Five Hundred Million (500,000,000) shall be common stock, par value $0.01 per share."

GENERAL EFFECT OF PROPOSED AMENDMENT AND REASONS FOR APPROVAL

         Of the 100 million authorized shares of FNB common stock, 25,616,294 were outstanding as of June 30, 2001. After taking into account shares reserved for issuance (i) upon the exercise of outstanding stock options and warrants;
(ii) upon the conversion of outstanding shares of Series A and Series B Preferred Stock; and (iii) in connection with the Promistar merger, approximately 54.8 million of the 100 million shares authorized in the Articles of Incorporation remain available for issuance.

         The FNB Board believes the amendment is advisable in order to maintain FNB's financing and capital-raising flexibility, to facilitate future stock splits and stock dividends, and to have sufficient shares available for acquisitions and other corporate purposes. There are no present agreements, understandings or plans to issue any of the additional shares that would be authorized by the amendment.

         Adoption of the amendment would enable the FNB Board to issue additional shares of common stock from time to time for such purposes and such consideration as the Board may approve without further approval of FNB's shareholders, except as may be required by law or the rules of any national securities exchange on which the shares of common stock are at the time listed. Nasdaq rules require shareholder approval to issue common stock under certain circumstances where the number of shares to be issued equals or exceeds 20% of the voting power outstanding. As is true for shares presently authorized and unissued, the future issuance of common stock authorized by the amendment may, among other things, have a dilutive effect on earnings per share and on the equity and voting power of existing holders of common and preferred stock.

         There are no preemptive rights with respect to shares of FNB common stock. The additional authorized shares of common stock would have identical powers, preferences and rights as the shares now authorized, including the right to cast one vote per share and to receive dividends, if any. Under Florida law, shareholders will not have any dissenters' or appraisal rights in connection with the amendment. If the amendment is approved by FNB's shareholders, it will become effective upon the filing of Articles of Amendment with the Florida Secretary of State.

         While the issuance of shares of common stock in certain instances may have the effect of forestalling a hostile takeover, the Board does not intend or view the increase in authorized common stock as an anti-takeover measure, nor is FNB aware of any proposed or contemplated transaction of this type.

         THE FNB BOARD RECOMMENDS A VOTE FOR THE AMENDMENT TO FNB'S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF SHARES OF AUTHORIZED COMMON STOCK.

                                  LEGAL MATTERS

         Certain legal matters relating to the validity of the FNB common stock issuable in connection with the merger and the federal income tax implications of the merger will be passed upon for FNB by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

                                     EXPERTS

         The consolidated financial statements of FNB at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, appearing in FNB's Annual Report on Form 10-K and incorporated by reference in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated herein by reference which, as to the year 1998, are based in part on the report of Bobbitt, Pittenger & Company, P.A., independent auditors. Such consolidated financial statements referred to above are incorporated by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

         The consolidated financial statements of Promistar incorporated by reference in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 OTHER MATTERS

         As of the date of this proxy statement/prospectus, neither the Promistar Board nor the FNB Board knows of any matters that will be presented for consideration at the respective special meetings other than approval of the merger agreement. However, if any other matters shall properly come before either special meeting or any adjournments or postponements thereof and be voted upon, the enclosed proxies shall be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxies as to any such matters. The persons named as proxies intend to vote or not to vote in accordance with the recommendation of the respective managements of Promistar and FNB.

         No person is authorized to give any information or make any representation other than those contained or incorporated in this proxy statement/prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized by FNB or Promistar.

         This proxy statement/prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the securities offered by this proxy statement/prospectus, nor does it constitute the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation.

         The information contained in this proxy statement/prospectus speaks as of the date hereof unless otherwise specifically indicated. The delivery of this proxy statement/prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of Promistar or FNB since the date of this proxy statement/prospectus or that the information in this proxy statement/prospectus or in the documents incorporated by reference is correct at any time subsequent to that date.

         This proxy statement/prospectus does not cover any resales of the FNB common stock offered hereby to be received by shareholders of Promistar deemed to be "affiliates" of Promistar or FNB upon the consummation of the merger. No person is authorized to make use of this proxy statement/prospectus in connection with any such resales.

                       WHERE YOU CAN FIND MORE INFORMATION

         FNB and Promistar each file reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by FNB or Promistar at the SEC's public reference rooms in Washington D.C., New York, New York, or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. FNB's and Promistar's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at www.sec.gov.

         FNB filed a Registration Statement on Form S-4 to register with the SEC the issuance of FNB common stock to Promistar shareholders in the merger. This proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of FNB and a proxy statement of each of FNB and Promistar for its respective special meeting. As allowed by the SEC rules, this proxy statement/prospectus does not contain all the information contained in the Registration Statement.

         The SEC allows the "incorporation by reference" of information into this proxy statement/prospectus, which means that FNB and Promistar can disclose important information to you by referring you to another document filed separately with the SEC by FNB or Promistar. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information which is superseded by information in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that FNB or Promistar have previously filed with the SEC. These documents contain important information about FNB and Promistar.

         The following documents previously filed with the SEC by FNB (SEC File No. 0-8144) are incorporated by reference into this proxy statement/prospectus:

         -        FNB's Annual Report on Form 10-K for the year ended December
                  31, 2000;

         - FNB's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

         - FNB's Current Reports on Form 8-K filed January 9, 2001, February 6, 2001, March 6, 2001, June 1, 2001, and June 14, 2001; and

         - the description of FNB common stock contained in the FNB registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         The following documents previously filed with the SEC by Promistar (SEC File No. 0-12377) are incorporated by reference into this proxy statement/prospectus:

         - Promistar's Annual Report on Form 10-K for the year ended December 31, 2000;

         - Promistar's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

         - Promistar's Current Reports on Form 8-K filed February 27, 2001 and June 14, 2001; and

         - the description of Promistar's common stock contained in the Promistar registration statement filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         Each of FNB and Promistar further incorporates by reference any additional documents that it files with the SEC between the date of this proxy statement/prospectus and the date of its respective special meeting.

         If you would like to receive a copy of any of the documents incorporated by reference, please contact Promistar or FNB at the address or telephone number listed on page 1.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

         The following unaudited pro forma balance sheet as of March 31, 2001 combines the historical consolidated balance sheets of FNB and Promistar as if the merger had been effective on March 31, 2001, after giving effect to certain adjustments described in the accompanying notes.

         The unaudited pro forma statements of income for the three months ended March 31, 2001, and each of the three years ended December 31, 2000 present the combined results of operations of FNB and Promistar on a pooling-of-interests basis, after giving effect to certain adjustments described in the accompanying notes.

         The unaudited pro forma financial statements and accompanying notes reflect the application of the pooling-of-interests method of accounting for the merger. Under this method of accounting, the recorded assets, liabilities, shareholders' equity, income and expenses of FNB and Promistar are combined and reflected at their historical amounts.

         The pro forma financial information does not include the effects of FNB's acquisition of OneSource Group, Inc., which was completed January 25, 2001, its acquisition of Don Ostrowsky & Assoc., Inc., which was completed on January 31, 2001, or its acquisition of Citizens Community Bancorp, Inc., which was completed on April 30, 2001. These acquisitions are not significant to the historical financial position or results of operations of FNB either individually or in the aggregate.

         The pro forma financial information does not include the anticipated effect of Promistar's planned acquisition of FNH Corporation, which Promistar expects to complete in August 2001. This acquisition will not be significant to the historical financial position or results of operations of Promistar.

                        PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 2001

               (In thousands, except share and per share amounts)

                                   (Unaudited)

                                                                                                                  FNB
                                                                                              PRO FORMA         PRO FORMA
                                                           FNB              PROMISTAR        ADJUSTMENTS        COMBINED
                                                       ------------        ------------      -----------      ------------


Assets
Cash and due from banks .......................        $    141,332        $     55,946                       $    197,278
Interest bearing deposits with banks ..........               3,449                 803                              4,252
Federal funds sold ............................             175,409              24,000                            199,409
Mortgage loans held for sale ..................               7,106                                                  7,106
Investment securities .........................             481,342             402,361        $  (614)(1)         883,089
Loans, net of unearned income .................           2,947,434           1,510,881                          4,458,315
Allowance for loan losses .....................             (38,544)            (17,602)                           (56,146)
                                                       ------------        ------------        -------        ------------
Net Loans .....................................           2,908,890           1,493,279                          4,402,169
Premises and equipment, net ...................             107,709              25,775                            133,484
Other assets ..................................             180,639              53,942                            234,581
                                                       ------------        ------------        -------        ------------
      Total assets ............................        $  4,005,876        $  2,056,106        $  (614)       $  6,061,368
                                                       ============        ============        =======        ============

Liabilities
Deposits:
     Non-interest bearing .....................        $    463,481        $    248,929                       $    712,410
     Interest bearing .........................           2,742,168           1,395,416                          4,137,584
                                                       ------------        ------------        -------        ------------
     Total deposits ...........................           3,205,649           1,644,345                          4,849,994
     Other liabilities ........................              72,979              17,656           (215)(1)          90,420
     Short-term borrowings ....................             286,379              73,555                            359,934
     Long-term debt ...........................             113,052             151,265                            264,317
                                                       ------------        ------------        -------        ------------
      Total Liabilities .......................           3,678,059           1,886,821           (215)          5,564,665
Stockholders' Equity
Preferred stock ...............................               1,653                                                  1,653
Common stock ..................................              45,457              83,416        (55,787)(2)          73,086
Additional paid in capital ....................             201,785              58,950         21,775(2)          282,510
Retained earnings .............................              77,373              59,792                            137,165
Accumulated other comprehensive income ........               5,446               1,139           (399)(1)           6,186
Treasury stock ................................              (3,897)            (34,012)        34,012              (3,897)
                                                       ------------        ------------        -------        ------------
Total Stockholders' Equity ....................             327,817             169,285           (399)            496,703
                                                       ------------        ------------        -------        ------------
Total Liabilities and Stockholders' Equity ....        $  4,005,876        $  2,056,106        $  (614)       $  6,061,368
                                                       ============        ============        =======        ============
Book value per share ..........................        $      13.67        $      11.32                       $      13.15
Shares outstanding ............................          23,678,078          14,953,921                         37,492,725

---------------
(1)      Cancelation of 35,296 Promistar shares owned by FNB.

(2) Issuance of 13,814,647 shares of FNB common stock, assuming an exchange rate of 0.926 shares of FNB common stock for each share of Promistar common stock and the cancellation of 35,296 Promistar shares owned by FNB.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 2000

               (In thousands, except share and per share amounts)

                                   (Unaudited)

                                                                                                                         FNB
                                                                                                       PRO FORMA      PRO FORMA
                                                                        FNB             PROMISTAR      ADJUSTMENTS     COMBINED
                                                                    ------------       ------------    -----------   ------------

Interest Income
Loans including fees ........................................       $    260,160       $    122,727                  $    382,887
Investment securities .......................................             29,369             24,129     $(29)(1)           53,469
Other .......................................................              1,407              2,026                         3,433
                                                                    ------------       ------------     ----         ------------

      Total interest income .................................            290,936            148,882      (29)             439,789
Interest Expense
Deposits ....................................................            110,325             58,935                       169,260
Short-term borrowings .......................................             16,895              3,942                        20,837
Long-term borrowings ........................................              8,088              8,141                        16,229
                                                                    ------------       ------------     ----         ------------
      Total interest expense ................................            135,308             71,018                       206,326
                                                                    ------------       ------------     ----         ------------
Net interest income .........................................            155,628             77,864      (29)             233,463
Provision for loan losses ...................................             10,877              6,060                        16,937
                                                                    ------------       ------------     ----         ------------
      Net interest income after provision for loan losses ...            144,751             71,804      (29)             216,526
Other Income:
Net security gains ..........................................                176                 36                           212
Other .......................................................             55,469             16,551                        72,020
                                                                    ------------       ------------     ----         ------------
      Total other income ....................................             55,645             16,587                        72,232
Other Expenses
Salaries and benefits .......................................             76,610             32,103                       108,713
Occupancy and equipment expenses ............................              9,283             11,077                        20,360
Amortization of intangible assets ...........................              2,059              1,962                         4,021
Other operating expenses ....................................             49,549             18,235                        67,784
                                                                    ------------       ------------     ----         ------------
      Total other expenses ..................................            137,501             63,377                       200,878
Income Before Income Taxes ..................................             62,895             25,014      (29)              87,880
Provision for income taxes ..................................             20,119              6,852       (3)(1)           26,968
                                                                    ------------       ------------     ----         ------------
      Net Income ............................................       $     42,776       $     18,162     $(26)        $     60,912
                                                                    ============       ============     ====         ============
Earnings per share - Basic ..................................       $       1.84       $       1.11                  $       1.56
      Weighted average shares outstanding - Basic ...........         23,114,809         16,428,141                    38,294,583(2)
Earnings per share - Diluted ................................       $       1.79       $       1.11                  $       1.56
      Weighted average shares outstanding - Diluted .........         23,936,953         16,428,141                    39,116,727(2)
Dividends paid per common share .............................       $       0.68       $       0.83                  $       0.77

---------------
(1) Elimination of Promistar dividends received on shares owned by FNB and related tax impact.

(2) Weighted average shares computed using FNB average shares outstanding adjusted for the weighted average shares of Promistar, net of Promistar shares owned by FNB, adjusted for the exchange rate of 0.926 shares of FNB for each share of Promistar.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                    FOR THE THREE MONTHS ENDED MARCH 31, 2001

               (In thousands, except share and per share amounts)

                                   (Unaudited)

                                                                                                               FNB
                                                                                              PRO FORMA      PRO FORMA
                                                           FNB              PROMISTAR        ADJUSTMENTS     COMBINED
                                                       ------------        ------------      -----------   ------------

Interest Income
Loans including fees ..........................        $     64,724        $     30,902                    $     95,626
Investment securities .........................               7,558               6,021          (7)(1)          13,572
Other .........................................               1,519                 259                           1,778
                                                       ------------        ------------        ----        ------------
      Total interest income ...................              73,801              37,182          (7)            110,976
Interest Expense
Deposits ......................................              29,144              16,016                          45,160
Short-term borrowings .........................               3,766                 993                           4,759
Long-term borrowings ..........................               1,976               2,015                           3,991
                                                       ------------        ------------        ----        ------------
      Total interest expense ..................              34,886              19,024                          53,910
                                                       ------------        ------------        ----        ------------

Net interest income ...........................              38,915              18,158          (7)             57,066
Provision for loan losses .....................               2,101               2,200                           4,301
                                                       ------------        ------------        ----        ------------
      Net interest income after provision for
        loan losses ...........................              36,814              15,958          (7)             52,765
Other Income
Net security gains ............................                  32               1,077                           1,109
Other .........................................              18,187               3,795                          21,982
                                                       ------------        ------------        ----        ------------
      Total other income ......................              18,219               4,872                          23,091
Other Expenses
Salaries and benefits .........................              23,032               7,313                          30,345
Occupancy and equipment expenses ..............               6,041               2,860                           8,901
Amortization of intangible assets .............                 622                 488                           1,110
Other operating expenses ......................              17,015               3,883                          20,898
                                                       ------------        ------------        ----        ------------
      Total other expenses ....................              46,710              14,544                          61,254
Income Before Income Taxes ....................               8,323               6,286          (7)             14,602
Provision for income taxes ....................               2,451               1,698          (1)(1)           4,148
                                                       ------------        ------------        ----        ------------
      Net Income ..............................        $      5,872        $      4,588        $ (6)       $     10,454
                                                       ============        ============        ====        ============
Earnings per share - Basic ....................        $       0.25        $       0.31                    $       0.28
      Weighted average shares outstanding - Basic        23,645,169          14,953,921                      37,459,816(2)
Earnings per share - Diluted ..................        $       0.24        $       0.31                    $       0.27
      Weighted average shares outstanding - Diluted      24,410,281          14,959,000                      38,229,631(2)
Dividends paid per common share ...............        $       0.17        $       0.21                    $       0.19

---------------
(1) Elimination of Promistar dividends received on shares owned by FNB and related tax impact.

(2) Weighted average shares computed using FNB average shares outstanding adjusted for the weighted average shares of Promistar, net of Promistar shares owned by FNB, adjusted for the exchange rate of 0.926 shares of FNB for each share of Promistar.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999

               (In thousands, except share and per share amounts)

                                   (Unaudited)

                                                                                                                        FNB
                                                                                                      PRO FORMA      PRO FORMA
                                                                  FNB              PROMISTAR         ADJUSTMENTS      COMBINED
                                                              ------------        ------------       -----------    ------------

Interest Income
Loans including fees .................................        $    222,043        $    116,038                      $    338,081
Investment securities ................................              31,347              23,080           (25)(1)          54,402
Other ................................................               1,526               1,047                             2,573
                                                              ------------        ------------        ------        ------------
      Total interest income ..........................             254,916             140,165           (25)            395,056
Interest Expense
Deposits .............................................              90,326              48,731                           139,057
Short-term borrowings ................................              11,282               3,623                            14,905
Long-term borrowings .................................               4,859               7,130                            11,989
                                                              ------------        ------------        ------        ------------
      Total interest expense .........................             106,467              59,484                           165,951
                                                              ------------        ------------        ------        ------------
Net interest income ..................................             148,449              80,681           (25)            229,105
Provision for loan losses ............................               9,240               6,099                            15,339
                                                              ------------        ------------        ------        ------------
      Net interest income after provision for
        loan losses ..................................             139,209              74,582           (25)            213,766
Other income
Net security gains ...................................               1,674                  86                             1,760
Other ................................................              45,254              16,146                            61,400
                                                              ------------        ------------        ------        ------------
      Total other income .............................              46,928              16,232                            63,160
Other Expenses
Salaries and employee benefits .......................              70,246              28,940                            99,186
Occupancy and equipment expense ......................               9,000              10,797                            19,797
Amortization of intangible assets ....................               1,934               2,095                             4,029
Other operating expenses .............................              48,499              19,482                            67,981
                                                              ------------        ------------        ------        ------------
      Total other expenses ...........................             129,679              61,314                           190,993
Income Before Income Taxes ...........................              56,458              29,500           (25)             85,933
Provision for Income taxes ...........................              17,163               8,686            (3)(1)          25,846
                                                              ------------        ------------        ------        ------------
     Net Income ......................................        $     39,295        $     20,814        $  (22)       $     60,087
                                                              ============        ============        ======        ============
Earnings per share - Basic ...........................        $       1.69        $       1.25                      $       1.56
     Weighted average shares outstanding - Basic .....          22,946,757          16,683,294                        38,362,803(2)
Earnings per share - Diluted .........................                            $       1.64        $ 1.25        $       1.52
     Weighted average shares outstanding - Diluted ...          24,007,327          16,683,682                        39,423,732(2)
Dividends paid per common share ......................        $       0.17        $       0.21                      $       0.19

---------------
(1) Elimination of Promistar dividends received on shares owned by FNB and related to tax impact.

(2) Combined weighted average shares computed using the FNB weighted average shares and adding the Promistar weighted average shares, net of Promistar shares owned by FNB, adjusted for the 0.926 exchange ratio.

                     PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998

               (In thousands, except share and per share amounts)

                                   (Unaudited)

                                                                                                                      FNB
                                                                                                      PRO FORMA     PRO FORMA
                                                                  FNB              PROMISTAR         ADJUSTMENTS    COMBINED
                                                              ------------        ------------       -----------  ------------

Interest Income
Loans including fees .................................        $    205,071        $    106,593                    $    311,664
Investment securities ................................              36,622              31,245         (22)(1)          67,845
Other ................................................               4,334               1,088                           5,422
                                                              ------------        ------------        ----        ------------
      Total interest income ..........................             246,027             138,926         (22)            384,931
Interest Expense
Deposits .............................................              96,657              52,924                         149,581
Short-term borrowings ................................               6,813               2,987                           9,800
Long-term borrowings .................................               4,682               4,510                           9,192

                                                              ------------        ------------        ----        ------------
      Total interest expense .........................             108,152              60,421                         168,573
                                                              ------------        ------------        ----        ------------
Net interest income ..................................             137,875              78,505         (22)            216,358
Provision for loan losses ............................               7,572               5,984                          13,556
                                                              ------------        ------------        ----        ------------
      Net interest income after provision for
        loan losses ....................................           130,303              72,521         (22)            202,802
Other Income
Net security gains ...................................               1,385                 460                           1,845
Other ................................................              37,920              14,301                          52,221
                                                              ------------        ------------        ----        ------------
      Total other income .............................              39,305              14,761                          54,066
Other Expenses
Salaries and employee benefits .......................              62,740              28,454                          91,194
Occupancy and equipment expense ......................               8,487              10,446                          18,933
Amortization of intangible assets ....................               1,321               2,095                           3,416
Other operating expenses .............................              47,621              16,253                          63,874
                                                              ------------        ------------        ----        ------------
      Total other expenses ...........................             120,169              57,248                         177,417
Income Before Income Taxes ...........................              49,439              30,034         (22)             79,451
Provision for Income taxes ...........................              16,418               8,975          (2)(1)          25,391
                                                              ------------        ------------        ----        ------------
     Net Income ......................................        $     33,021        $     21,059        $(20)       $     54,060
                                                              ============        ============        ====        ============
Earnings per share - Basic ...........................        $       1.43        $       1.26                    $       1.40
     Weighted average shares outstanding - Basic .....          22,812,001          16,683,924                      38,228,631(2)
Earnings per share - Diluted .........................        $       1.37        $       1.26                    $       1.37
     Weighted average shares outstanding - Diluted ...          24,173,708          16,683,924                      39,590,338(2)
Dividends paid per common share ......................        $       0.61        $       0.61                    $       0.61

---------------
(1) Elimination of Promistar dividends received on shares owned by FNB and related to tax impact.

(2) Combined weighted average shares computed using the FNB weighted average shares and adding the Promistar weighted average shares, net of Promistar shares owned by FNB, adjusted for the 0.926 exchange ratio.

                                                                    APPENDIX A

                          AGREEMENT AND PLAN OF MERGER
                                 BY AND BETWEEN
                               F.N.B. CORPORATION
                                      AND
                        PROMISTAR FINANCIAL CORPORATION

                           DATED AS OF JUNE 13, 2001

                                TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----

PREAMBLE 1

ARTICLE 1 TRANSACTIONS AND TERMS OF MERGER...............................................  A-1
         1.1      Merger.................................................................  A-1
         1.2      Time and Place of Closing..............................................  A-2
         1.3      Effective Time.........................................................  A-2
         1.4      Execution of Stock Option Agreement....................................  A-2

ARTICLE 2 TERMS OF MERGER................................................................  A-2
         2.1      Articles of Incorporation..............................................  A-2
         2.2      Bylaws.................................................................  A-2
         2.3      FNB Board of Directors.................................................  A-2
         2.4      First National Bank of Pennsylvania Board of Directors.................  A-3

ARTICLE 3 MANNER OF CONVERTING SHARES....................................................  A-3
         3.1      Conversion of Shares...................................................  A-3
         3.2      Anti-Dilution Provisions...............................................  A-3
         3.3      Shares Held by Promistar or FNB........................................  A-3
         3.4      Fractional Shares......................................................  A-3
         3.5      Treatment of Options and Warrants......................................  A-4

ARTICLE 4 EXCHANGE OF SHARES.............................................................  A-5
         4.1      Exchange Procedures....................................................  A-5
         4.2      Rights of Former Promistar Shareholders................................  A-5

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PROMISTAR....................................  A-6
         5.1      Organization, Standing, and Power......................................  A-6
         5.2      Authority; No Breach by Agreement......................................  A-6
         5.3      Capital Stock..........................................................  A-7
         5.4      Promistar Subsidiaries.................................................  A-7
         5.5      SEC Filings; Financial Statements......................................  A-8
         5.6      Absence of Certain Changes or Events...................................  A-9
         5.7      Tax Matters............................................................  A-9
         5.8      Compliance With Laws...................................................  A-9
         5.9      Assets................................................................  A-10
         5.10     Legal Proceedings.....................................................  A-10
         5.11     Reports...............................................................  A-10
         5.12     Statements True and Correct...........................................  A-11
         5.13     Accounting, Tax and Regulatory Matters................................  A-11
         5.14     Environmental Matters.................................................  A-11
         5.15     Outstanding FNB Common Stock..........................................  A-12
         5.16     Material Contracts....................................................  A-12
         5.17     Employee Benefit Plans................................................  A-12
         5.18     State Takeover Laws...................................................  A-15
         5.19     Opinion of Financial Advisor..........................................  A-15

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF FNB.........................................  A-15
         6.1      Organization, Standing, and Power.....................................  A-15
         6.2      Authority; No Breach By Agreement.....................................  A-15
         6.3      Capital Stock.........................................................  A-16
         6.4      FNB Subsidiaries......................................................  A-16
         6.5      SEC Filings; Financial Statements.....................................  A-17
         6.6      Absence of Certain Changes or Events..................................  A-17
         6.7      Tax Matters...........................................................  A-17
         6.8      Compliance With Laws..................................................  A-18
         6.9      Assets................................................................  A-19
         6.10     Legal Proceedings.....................................................  A-19
         6.11     Reports...............................................................  A-19
         6.12     Statements True and Correct...........................................  A-19
         6.13     Accounting, Tax and Regulatory Matters................................  A-20
         6.14     Environmental Matters.................................................  A-20
         6.15     Outstanding Promistar Common Stock....................................  A-21
         6.16     Material Contracts....................................................  A-21
         6.17     Employee Benefit Plans................................................  A-21
         6.18     Opinion of Financial Advisor.  FNB....................................  A-23

ARTICLE 7 CONDUCT OF BUSINESS PENDING CONSUMMATION......................................  A-24
         7.1      Mutual Covenants......................................................  A-24
         7.2      Covenants of Promistar................................................  A-25
         7.3      Covenants of FNB......................................................  A-26
         7.4      Dividends.............................................................  A-27
         7.5      Adverse Changes In Condition..........................................  A-27
         7.6      Reports...............................................................  A-27

ARTICLE 8 ADDITIONAL AGREEMENTS.........................................................  A-28
         8.1      Registration Statement; Shareholder Approval..........................  A-28
         8.2      Applications..........................................................  A-28
         8.3      Filings With State Offices............................................  A-28
         8.4      Agreement as to Efforts to Consummate.................................  A-29
         8.5      Access to Information; Confidentiality................................  A-29
         8.6      Press Releases........................................................  A-30
         8.7      Current Information...................................................  A-30
         8.8      Other Actions.........................................................  A-31
         8.9      No Solicitation.......................................................  A-31
         8.10     Accounting and Tax Treatment..........................................  A-33
         8.11     Articles of Incorporation Provisions..................................  A-33
         8.12     Agreement of Affiliates...............................................  A-33
         8.13     Employment Contracts..................................................  A-33
         8.14     Indemnification.......................................................  A-34
         8.15     Additional Reports....................................................  A-34
         8.16     Exemption from Liability under Section 16(b)..........................  A-34
         8.17     Right to Update Disclosure Memoranda..................................  A-35

ARTICLE 9 CONDITIONS PRECEDENT TO OBLIGATIONS TO
         CONSUMMATE.....................................................................  A-35
         9.1      Conditions to Obligations of Each Party...............................  A-35
         9.2      Conditions to Obligations of FNB......................................  A-36
         9.3      Conditions to Obligations of Promistar................................  A-37

ARTICLE 10 TERMINATION..................................................................  A-38
         10.1     Termination...........................................................  A-38
         10.2     Effect of Termination.................................................  A-40
         10.3     Non-Survival of Representations and Covenants.........................  A-40

ARTICLE 11 MISCELLANEOUS................................................................  A-40
         11.1     Definitions...........................................................  A-40
         11.2     Expenses..............................................................  A-46
         11.3     Brokers and Finders...................................................  A-47
         11.4     Entire Agreement......................................................  A-47
         11.5     Amendments............................................................  A-47
         11.6     Obligations of FNB....................................................  A-47
         11.7     Waivers...............................................................  A-47
         11.8     Assignment............................................................  A-48
         11.9     Notices...............................................................  A-48
         11.10    Governing Law.........................................................  A-49
         11.11    Counterparts..........................................................  A-49
         11.12    Captions..............................................................  A-49
         11.13    Enforcement of Agreement..............................................  A-49
         11.14    Severability..........................................................  A-49

                                LIST OF EXHIBITS

EXHIBIT
NUMBER   DESCRIPTION
------   -----------

   1     Form of Stock Option Agreement (Section 1.4)
   2     Form of agreement of affiliates of Promistar (Section 8.12)
   3     Form of outside directors' Non-Compete Agreement (Section 9.2(e))
   4     Form of opinion of Kirkpatrick & Lockhart LLP (Section 9.2(f))
   5     Form of opinion of Smith, Gambrell & Russell, LLP (Section 9.3(d))
   6     Entities Composing the Index Group (Section 10.1(g))

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of the 13th day of June, 2001, by and between F.N.B. CORPORATION, a Florida corporation having its principal office located in Naples, Florida ("FNB"), and PROMISTAR FINANCIAL CORPORATION, a Pennsylvania corporation having its principal office located in Johnstown, Pennsylvania ("Promistar").

                                    PREAMBLE

         The Boards of Directors of Promistar and FNB believe that the acquisition described herein is in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of Promistar by FNB pursuant to the merger of Promistar with and into FNB (the "Merger"). At the effective time of such Merger, the outstanding shares of the capital stock of Promistar shall be converted into the right to receive shares of the common stock of FNB (except as provided herein). As a result, shareholders of Promistar shall become shareholders of FNB. Immediately upon consummation of the Merger, Alpha Bank, a wholly owned subsidiary of Promistar, shall be merged into First National Bank of Pennsylvania, a wholly owned subsidiary of FNB. The transactions described in this Agreement are subject to the approvals of the shareholders of Promistar and FNB, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and the Pennsylvania Department of Banking, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and for accounting purposes shall qualify for treatment as a pooling of interests.

         Contemporaneously with the execution and delivery of this Agreement, as a condition and inducement to FNB's willingness to enter into this Agreement, Promistar and FNB are entering into a stock option agreement (the "Stock Option Agreement"), in substantially the form attached hereto as Exhibit 1, pursuant to which Promistar is granting to FNB an option to purchase shares of Promistar Common Stock.

         Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

         NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

                                   ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

         1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Promistar shall be merged with and into FNB in accordance with the provisions of the FBCA and the PBCL. At the Effective Time, the separate existence of Promistar shall cease, and FNB shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Florida. From and after the Effective Time, the Merger shall have the effects specified in the FBCA and the PBCL. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Promistar and FNB.

         1.2 Time and Place of Closing. The closing of the transactions contemplated by this Agreement (the "Closing"), including the Merger, shall take place at 10:00 A.M., local time, on a date specified by the Parties as they, acting through their chief executive officers or chief financial officers, may mutually agree. Subject to the terms and conditions hereof, unless mutually agreed upon in writing by each Party, the Parties shall use their reasonable best efforts to cause the Closing to occur on, but not prior to, the fifth business day following the Approval Date.

         1.3 Effective Time. The Merger and other transactions contemplated by this Agreement shall become effective upon (i) the later to occur of (A) the date and time at which the Florida Articles of Merger containing the provisions required by, and executed in accordance with, the FBCA shall have been accepted for filing by the Florida Department of State, and (B) the date and time at which the Pennsylvania Articles of Merger containing the provisions required by, and executed in accordance with, the PBCL shall have been accepted for filing by the Pennsylvania Department of State, or (ii) such later date and time as is agreed in writing by FNB and Promistar and specified in the Florida Articles of Merger and the Pennsylvania Articles of Merger (the time at which the Merger becomes effective referred to herein as the "Effective Time"). Unless FNB and Promistar otherwise mutually agree in writing, the Parties to this Agreement shall use their best efforts to cause the Effective Time to occur on the date of Closing.

         1.4 Execution of Stock Option Agreement. Concurrently with the execution and delivery of this Agreement, and as a condition of FNB's willingness to enter into this Agreement, Promistar is executing and delivering to FNB the Stock Option Agreement.

                                    ARTICLE 2
                                 TERMS OF MERGER

         2.1 Articles of Incorporation. The Articles of Incorporation of FNB in effect at the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise amended or repealed in accordance with applicable Law.

         2.2 Bylaws. The Bylaws of FNB in effect at the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise amended or repealed in accordance with applicable Law.

         2.3 FNB Board of Directors. Following the Effective Time, the number of members of the FNB Board of Directors shall be increased by three (which shall be accomplished by creating one vacancy in each of the three classes of FNB directors) and three of the present members of the Board of Directors of Promistar shall be elected by the FNB Board of Directors to fill the vacancies so created. At the first annual meeting of the shareholders of FNB following the Effective Time, the Board of Directors of FNB shall nominate for reelection each of the directors elected pursuant to this Section 2.3. At the third annual meeting following the Effective Time, the FNB Board of Directors shall nominate for reelection the director elected pursuant to this Section 2.3 whose term expires at such meeting. At the fourth annual meeting following the Effective Time, the FNB Board of Directors shall nominate for reelection the director elected pursuant to this Section 2.3 whose term expires at such meeting.

         2.4 First National Bank of Pennsylvania Board of Directors. Following the Effective Time, FNB shall cause five of the directors of Promistar or its Subsidiaries to be elected as members of the Board of Directors of First National Bank of Pennsylvania.

                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

         3.1      Conversion of Shares. Subject to the provisions of this
Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of FNB, or Promistar, or the shareholders of either, the shares of the constituent corporations shall be converted as follows:

         (a) Each share of FNB Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

         (b) Subject to Section 3.4 relating to fractional shares, each share of Promistar Common Stock (excluding shares to be cancelled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for
0.926 shares of FNB Common Stock (subject to possible adjustment pursuant to Section 10.1 hereof (the "Exchange Ratio").

         3.2 Anti-Dilution Provisions. In the event FNB changes the number of shares of FNB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification or similar transaction with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted so as to prevent the dilutive effect of such transaction on a percentage of ownership basis.

         3.3 Shares Held by Promistar or FNB. Each share of Promistar Common Stock, if any, held by any Promistar Company or by any FNB Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

         3.4 Fractional Shares. Each shareholder of Promistar will have the option of enrolling the shares of FNB Common Stock issued to such shareholder pursuant to the Merger in FNB's Dividend Reinvestment and Stock Purchase Plan (the "DRSP Plan"). Notwithstanding any other provision of this Agreement, each holder of Promistar Common Stock exchanged pursuant to the Merger who elects not to enroll in the DRSP Plan and who would otherwise have been entitled to receive a fraction of a share of FNB Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of FNB Common Stock multiplied by the "market price" of one share of FNB Common Stock at the Closing. The market price of one share of FNB Common Stock at the Closing shall be the closing price of such common stock, as reported by Nasdaq (or, if not reported thereby, any other authoritative source selected by FNB) on the last trading day preceding the Closing. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares. Each shareholder of Promistar electing to enroll in the DRSP Plan will receive his or her share of FNB Common Stock issued pursuant to the Merger in book-entry form, with any fractional share rounded to the third decimal place, and such shareholder will be entitled to dividends and voting rights with respect to such fractional share.

         3.5      Treatment of Options and Warrants.

         (a) At the Effective Time, each option, warrant or other right to purchase or acquire Promistar Common Stock (collectively, the "Promistar Options") pursuant to stock awards, stock options, stock appreciation rights, or other benefits granted by Promistar pursuant to any employee stock option plan or other arrangement of Promistar ("Promistar Stock Plan"), which Promistar Options are outstanding at the

Effective Time of the Merger, whether or not such Promistar Options are then vested or exercisable, shall be converted into and become rights with respect to FNB Common Stock, and FNB shall assume each Promistar Option, in accordance with the terms of the Promistar Stock Plan, Stock Option agreement, or warrant agreement by which it is evidenced, except that from and after the Effective Time (i) FNB and its Compensation Committee shall be substituted for Promistar and the compensation committee of Promistar's Board of Directors, including, if applicable, the entire Board of Directors of Promistar, administering such Promistar Stock Plan, (ii) each Promistar Option assumed by FNB may be exercised solely for shares of FNB Common Stock, (iii) the number of shares of FNB Common Stock subject to each such Promistar Option shall be equal to the number of shares of Promistar Common Stock subject to each such Promistar Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and
(iv) the per share exercise price under each such Promistar Option will be adjusted by dividing the per share exercise price under each such Promistar Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the provisions of clause (iii) of the preceding sentence, FNB shall not be obligated to issue any fraction of a share of FNB Common Stock upon exercise of Promistar Options and any fraction of a share of FNB Common Stock that otherwise would be subject to a converted Promistar Option shall represent the right to receive a cash payment equal to the product of such fraction and the difference between the market value of one share of FNB Common Stock on the date of exercise and the per share exercise price of such Option. Promistar and FNB agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

         (b) As soon as practicable after the Effective Time, FNB shall deliver to the participants in each Promistar Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants pursuant to such Promistar Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) of this Agreement after giving effect to the Merger), and FNB shall comply with the terms of each Promistar Stock Plan to ensure, to the extent required by, and subject to the provisions of, such Promistar Stock Plan, that Promistar Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. At or prior to the Effective Time, FNB shall take all corporate action necessary to reserve for issuance sufficient shares of FNB Common Stock for delivery upon exercise of Promistar Options assumed by it in accordance with this Section 3.5. As soon as practicable after the Effective Time, FNB shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of FNB Common Stock subject to such Promistar Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or the prospectuses contained therein), for so long as such options remain outstanding. With respect to individuals who subsequent to the Merger will be subject to the reporting requirements under Section 16(a) of the 1934 Act, where applicable, FNB shall administer the Promistar Stock Plan assumed pursuant to this Section 3.5 in a manner which complies with Rule 16b-3 promulgated under the 1934 Act to the extent the Promistar Stock Plan complied with such Rule prior to the Merger.

         (c) All restrictions or limitations on transfer with respect to the Promistar Common Stock awarded under the Promistar Stock Plan or any other plan, program, or arrangement of Promistar, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program, or arrangement, shall remain in full force and effect.

                                   ARTICLE 4
                               EXCHANGE OF SHARES

         4.1 Exchange Procedures. At the Effective Time, FNB shall deposit, or shall cause to be deposited, with First National Bank of Florida, a wholly owned subsidiary of FNB (the "Exchange Agent") certificates evidencing shares of FNB Common Stock and cash in such amounts necessary to provide all consideration required to be exchanged by FNB for shares of Promistar Common Stock pursuant to the terms of this Agreement. Promptly after the Effective Time, FNB shall cause the Exchange Agent to mail to the former shareholders of Promistar appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Promistar Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of Promistar Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall upon surrender thereof promptly receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all declared but undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of Promistar Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of FNB Common Stock to which such holder may be otherwise entitled (without interest). FNB shall not be obligated to deliver the consideration to which any former holder of Promistar Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of Promistar Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of shares of Promistar Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither FNB nor the Exchange Agent shall be liable to a holder of Promistar Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law. In the event any certificate representing shares of Promistar Common Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, and, if required by FNB, the posting by such person of a bond in such reasonable amount as FNB may direct as indemnity against any claim that may be made against it with respect to such certificate, FNB shall issue in exchange for such lost, stolen or destroyed certificate the shares of FNB Common Stock deliverable in respect thereof determined in accordance with this Agreement.

         4.2 Rights of Former Promistar Shareholders. The stock transfer books of Promistar shall be closed as to holders of Promistar Common Stock immediately prior to the Effective Time and no transfers of Promistar Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing Promistar Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to FNB's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Promistar in respect of such Promistar Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Until 90 days after the Effective Time, former shareholders of record of Promistar shall be entitled to vote at any meeting of FNB stockholders the number of shares of FNB Common Stock into which their respective shares of Promistar Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Promistar Common Stock for certificates representing FNB Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by FNB on the FNB Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of FNB Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Promistar Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in
Section 4.1 of this Agreement. However, upon surrender of such Promistar

Common Stock certificate, both the FNB Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate. Any portion of the consideration (including the proceeds of any investments thereof) which had been made available to the Exchange Agent pursuant to Section 4.1 of this Agreement that remains unclaimed by the shareholders of Promistar for 12 months after the Effective Time shall be paid to FNB. Any shareholders of Promistar who have not theretofore complied with this Article 4 shall thereafter look only to FNB (subject to abandoned property, escheat or similar laws) and only as general creditors thereof for payment of their shares of FNB Common Stock, cash in lieu of fractional shares, and unpaid dividends and distributions on the FNB Common Stock deliverable in respect of each Promistar Common Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

                                    ARTICLE 5
                   REPRESENTATIONS AND WARRANTIES OF PROMISTAR

         Promistar hereby represents and warrants to FNB as follows:

         5.1 Organization, Standing, and Power. Promistar is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Pennsylvania, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Promistar is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         5.2      Authority; No Breach by Agreement.

         (a) Promistar has the corporate power and authority necessary to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement by the shareholders of Promistar, to perform its obligations under this Agreement and consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Promistar and the consummation by Promistar of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Promistar, subject to the approval of this Agreement by its shareholders as contemplated by Section 8.1 of this Agreement. Subject to such requisite shareholder approval (and assuming due authorization, execution and delivery by FNB) and to such Consents of Regulatory Authorities as required by applicable law, this Agreement represents a legal, valid and binding obligation of Promistar, enforceable against Promistar in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

         (b) Except as set forth in Section 5.2(b) of the Promistar Disclosure Memorandum, neither the execution and delivery of this Agreement by Promistar, nor the consummation by Promistar of the transactions contemplated hereby, nor compliance by Promistar with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Promistar's Articles of Incorporation or Bylaws, or, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Promistar Company under, any Contract or Permit of any Promistar Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(a), (b) and (c) of this Agreement, violate any Order, or, to its Knowledge, any Law applicable to any Promistar Company or any of their respective material Assets which will have a Material Adverse Effect on Promistar.

         (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of Nasdaq, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Promistar of the Merger and the other transactions contemplated in this Agreement.

         5.3      Capital Stock.

         (a) The authorized capital stock of Promistar consists of (i) 25,000,000 shares of Promistar Common Stock, of which 14,953,921 shares are issued and outstanding as of the date of this Agreement, and (ii) 2,000,000 shares of preferred stock, no par value per share, none of which are outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Promistar are duly and validly issued and outstanding and are fully paid and nonassessable under the PBCL. None of the outstanding shares of capital stock of Promistar has been issued in violation of any preemptive rights. Promistar has reserved 1,260,000 shares of Promistar Common Stock for issuance under the Promistar Stock Plans, pursuant to which, as of the date of this Agreement, options and warrants to purchase not more than 748,500 shares of Promistar Common Stock are outstanding.

         (b) Except as set forth in Section 5.3(a) of this Agreement, as provided pursuant to the Stock Option Agreement, or as set forth in Section 5.3(b) to the Promistar Disclosure Memorandum, there are no shares of capital stock or other equity securities of Promistar outstanding and no outstanding Rights relating to the capital stock of Promistar.

         5.4 Promistar Subsidiaries. Except as disclosed in Section 5.4 of the Promistar Disclosure Memorandum, the list of Subsidiaries of Promistar filed by Promistar as Exhibit 21.1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is a true and complete list of all of the Promistar Subsidiaries as of the date of this Agreement. Except as disclosed in
Section 5.4 of the Promistar Disclosure Memorandum, Promistar or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each Promistar Subsidiary. No equity securities of any Promistar Subsidiary are or may become required to be issued (other than to another Promistar Company) by reason of any Rights, and there are no Contracts by which any Promistar Subsidiary is bound to issue (other than to another Promistar Company) additional shares of its capital stock or Rights or by which any Promistar Company is or may be bound to transfer any shares of the capital stock of any Promistar Subsidiary (other than to another Promistar Company). There are no Contracts relating to the rights of any Promistar Company to vote or to dispose of any shares of the capital stock of any Promistar Subsidiary. All of the shares of capital stock of each Promistar Subsidiary held by a Promistar Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized (except, in the case of Subsidiaries that are national banks, for the assessment contemplated by 12 U.S.C. ss. 55), and are owned by such Promistar Company free and clear of any Lien. Each Promistar Subsidiary is either a bank or a corporation, and is duly organized, validly existing and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Promistar Subsidiary is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar. Each Promistar Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

         5.5      SEC Filings; Financial Statements.

         (a) Promistar has filed and made available to FNB accurate and complete copies of all forms, reports and documents required to be filed by Promistar with the SEC since January 1, 1996 (collectively, the "Promistar SEC Reports"). The Promistar SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Promistar SEC Reports or necessary in order to make the statements in such Promistar SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Promistar Subsidiaries that are registered as brokers, dealers, investment advisers or associated persons thereof, none of the Promistar Subsidiaries is required to file any forms, reports or other documents with the SEC.

         (b) Each of the Promistar Financial Statements (including, in each case, any related notes) contained in the Promistar SEC Reports, including any Promistar SEC Reports filed after the date of this Agreement until the Effective Time, complied, and each Promistar SEC Report filed after the date of this Agreement until the Effective Time will comply, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented the consolidated financial position of Promistar and its Subsidiaries at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring adjustments which were not or are not expected to be material in amount.

         5.6      Absence of Certain Changes or Events. Since March 31, 2001,
(i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar, and (ii) the Promistar Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of Promistar provided in Articles 7 or 8 of this Agreement.

         5.7      Tax Matters.

         (a) All Tax Returns required to be filed by or on behalf of any of the Promistar Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 2000, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Promistar, and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Promistar, except as reserved against in the Promistar Financial Statements delivered prior to the date of this Agreement. All Taxes and other liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

         (b) Adequate provision for any Taxes due or, to the Knowledge of Promistar, to become due for any of the Promistar Companies for the period or periods through and including the date of the respective Promistar Financial Statements has been made and is reflected on such Promistar Financial Statements.

         (c) Deferred Taxes of the Promistar Companies have been adequately provided for in the Promistar Financial Statements.

         (d) To the Knowledge of Promistar, each of the Promistar Companies is in compliance with, and its records contain all information and documents (including properly completed Internal Revenue Service Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         5.8 Compliance With Laws. Promistar is duly registered as a bank holding company under the BHC Act. Each Promistar Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar. None of the Promistar Companies is presently in Default under or in violation of any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar. Except as set forth in
Section 5.8 of the Promistar Disclosure Memorandum, no Promistar Company:

         (i) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar; or

         (ii) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Promistar Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar,
(ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar, or (iii) requiring any Promistar Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

         5.9 Assets. Except as disclosed in Section 5.9 of the Promistar Disclosure Memorandum, the Promistar Companies have good and marketable title, free and clear of all Liens (except for those Liens which are not likely to have a Material Adverse Effect on Promistar or its Subsidiaries taken as a whole), to all of their respective Assets. All material tangible properties used in the businesses of the Promistar Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Promistar's past practices. All Assets which are material to Promistar's business on a consolidated basis, held under leases or subleases by any of the Promistar

Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The Promistar Companies currently maintain insurance in amounts, scope, and coverage as disclosed in
Section 5.9 of the Promistar Disclosure Memorandum. None of the Promistar Companies has received written notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Section 5.9 of the Promistar Disclosure Memorandum, to the Knowledge of Promistar there are presently no occurrences giving rise to a claim under such policies of insurance and no notices have been given by any Promistar Company under such policies.

         5.10 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of Promistar, threatened against any Promistar Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any Promistar Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         5.11 Reports. Since January 1, 1996, or the date of organization if later, each Promistar Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar). As of its respective date, each such report and document, including the financial statements, exhibits, and schedules thereto, (i) complied in all material respects with all applicable Laws, and (ii) did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, which untrue statement of material fact or omission to state a material fact is likely to have, individually, or in the aggregate, a Material Adverse Effect on Promistar.

         5.12 Statements True and Correct. None of the information supplied or to be supplied by any Promistar Company or any Affiliate thereof for inclusion in the Registration Statement will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any Promistar Company or any Affiliate thereof for inclusion in the Joint Proxy Statement or any other documents to be filed by Promistar or FNB with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of FNB or Promistar, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the FNB Shareholders' Meeting or the Promistar Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the FNB Shareholders' Meeting or the Promistar Shareholders' Meeting. All documents that any Promistar Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

         5.13 Accounting, Tax and Regulatory Matters. No Promistar Company or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

         5.14     Environmental Matters.

         (a)      To the Knowledge of Promistar, except as disclosed in Section
5.14 of the Promistar Disclosure Memorandum, each Promistar Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         (b) Except as disclosed in Section 5.14 of the Promistar Disclosure Memorandum, there is no Litigation pending, or, to the Knowledge of Promistar, threatened before any court, governmental agency, or authority or other forum in which any Promistar Company or any of its Loan Properties or Participation Facilities (or any Promistar Company in respect of any such Loan Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         (c)      To the Knowledge of Promistar, except as disclosed in Section
5.14 of the Promistar Disclosure Memorandum, there is no reasonable basis for any Litigation of a type described above in Section 5.14(b), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         (d)      To the Knowledge of Promistar, except as disclosed in Section
5.14 of the Promistar Disclosure Memorandum, during the period of (i) Promistar's or any of its Subsidiaries' ownership or operation of any of their respective properties, (ii) Promistar's or any of its Subsidiaries' participation in the management of any Participation Facility, or (iii) Promistar's or any of its Subsidiaries' holding a security interest in a Loan Property, there has been no release of Hazardous Material in, on, under, or affecting any Participation Facility or Loan Property of a Promistar Company, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         5.15 Outstanding FNB Common Stock. As of the date of this Agreement, Promistar Companies do not beneficially own any shares of FNB Common Stock for their own accounts (not including those held in a fiduciary or trust capacity for, or on behalf of, unaffiliated third parties). During the term of this Agreement, no Promistar Company shall purchase or otherwise acquire beneficial ownership of any FNB Common Stock except pursuant to the terms of this Agreement.

         5.16 Material Contracts. Except as set forth in the Promistar SEC Reports or in Section 5.16 of the Promistar Disclosure Memorandum, no Promistar Company is a party to or bound by any "material contract" as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (each such contract a "Promistar Contract"). With respect to each Promistar Contract and except as disclosed in Section 5.16 of the Promistar Disclosure Memorandum: (i) such Promistar Contract is in full force and effect; (ii) no Promistar Company is in Default thereunder; (iii) no


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

Promistar Company has repudiated or waived any material provision of any such Promistar Contract; and (iv) no other party to any such Contract is, to the Knowledge of Promistar, in Default in any respect or has repudiated or waived any material provision thereunder.

         5.17     Employee Benefit Plans.

         (a) Promistar has disclosed in Section 5.17 of the Promistar Disclosure Memorandum, and has delivered or made available to FNB prior to the execution of this Agreement copies in each case of: (i) all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" (as that term is defined in Section 3(3) of ERISA), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Promistar Company or ERISA Affiliate (as defined below) thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "Promistar Benefit Plans"); (ii) all insurance contracts, annuity contracts and other funding vehicles relating to the Promistar Benefit Plans; (iii) all material agreements entered into with service providers in connection with the Promistar Benefit Plans; and (iv) summary plan descriptions, favorable Internal Revenue Service determination letters for each Promistar ERISA Plan intended to be qualified under Section 401(a) of the Internal Revenue Code and the most recently available Form 5500 annual reports, certified financial statement and actuarial reports for the Promistar Benefit Plans. Any of the Promistar Benefit Plans which is an "employee pension benefit plan" (as that term is defined in Section 3(2) of ERISA), is referred to herein as a "Promistar ERISA Plan." Each Promistar ERISA Plan which is also a "defined benefit plan" (as defined in Section 4140 of the Internal Revenue Code) is referred to herein as a "Promistar Pension Plan." No Promistar Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. No Promistar Benefit Plan is a multiple employer plan within the meaning of
Section 413(c) of the Internal Revenue Code or is a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. Since the date the foregoing documents were delivered or made available to FNB, no amendments to any Promistar Benefit Plan have been made or will be made prior to the Closing Date. Except as disclosed in Section 5.17 of the Promistar Disclosure Memorandum, Promistar does not maintain any unwritten Promistar Benefit Plans. No Promistar Company nor any ERISA Affiliate is a party to a collective bargaining agreement. Promistar has disclosed in Section 5.17 of the Promistar Disclosure Memorandum a complete and accurate list of (A) each ERISA Affiliate, and (B) each Promistar ERISA Plan that has not been adopted by each ERISA Affiliate that maintains a separate payroll.

         (b) Except as disclosed in Section 5.17 of the Promistar Disclosure Memorandum, all Promistar Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, COBRA (as defined below) and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar, and each Promistar ERISA Plan which is intended to be qualified under
Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and Promistar is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Except as disclosed in Section 5.17 of the Promistar Disclosure Memorandum, to the Knowledge of Promistar, no Promistar Company nor any ERISA Affiliate has any liability to the Internal Revenue Service with respect to any Promistar Benefit Plan, including any liability imposed by Chapter 43 of the Internal Revenue Code, and no Promistar Company has engaged in a transaction with respect to any Promistar Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any Promistar Company to a Tax imposed by either Section 4975 of the Internal

Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         (c) Except as disclosed in Section 5.17 of the Promistar Disclosure Memorandum, no Promistar Pension Plan has any "unfunded current liability" (as that term is defined in Section 302(d)(8)(A) of ERISA) and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Except as disclosed in
Section 5.17 of the Promistar Disclosure Memorandum, since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any Promistar Pension Plan, (ii) no change in the actuarial assumptions with respect to any Promistar Pension Plan, and (iii) no increase in benefits under any Promistar Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar or materially adversely affect the funding status of any such plan. Neither any Promistar Pension Plan nor any "single-employer plan," within the meaning of
Section 4001(a)(15) of ERISA, currently or formerly maintained by any Promistar Company, or the single-employer plan of any entity which is considered one employer with Promistar under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of
Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on Promistar. No Promistar Company has provided, or is required to provide, security to a Promistar Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

         (d) Within the six-year period preceding the Effective Time, no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any Promistar Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which liability is reasonably likely to have a Material Adverse Effect on Promistar. No Promistar Company has incurred any withdrawal liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which liability is reasonably likely to have a Material Adverse Effect on Promistar. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Promistar Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof. No Promistar Company nor ERISA Affiliate has filed a notice of intent to terminate any ERISA Pension Plan or has adopted any amendment to treat such Plan as terminated. The Pension Benefit Guaranty Corporation has not instituted proceedings to treat any ERISA Pension Plan as terminated. No event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or appointment of a trustee to administer, any Promistar Pension Plan.

         (e) Except as disclosed in Section 5.17 of the Promistar Disclosure Memorandum, no Promistar Company has any liability for retiree health and life benefits under any of the Promistar Benefit Plans other than health continuation coverage required by the Consolidated Omnibus Budget Reconciliation Act of 1985 as amended and Sections 601 through 608 of ERISA ("COBRA") or by any similar state law, and there are no restrictions on the rights of such Promistar Company to amend or terminate any such plan without incurring any liability thereunder, which liability is reasonably likely to have a Material Adverse Effect on Promistar. There is no pending or, to the Knowledge of Promistar, threatened complaint, claim (other than a routine claim for benefits submitted by participants or beneficiaries), proceeding, audit or investigation of any kind in or before any court, tribunal, or governmental agency with respect to any Promistar Benefit Plan.

         (f) Except as disclosed in Section 5.17 of the Promistar Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any Promistar Company from any Promistar Company under any Promistar Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Promistar Benefit Plan, or
(iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Promistar Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the Promistar Financial Statements to the extent required by and in accordance with GAAP.

         (h) Except as disclosed in Section 5.17(h) of the Promistar Disclosure Memorandum, all contributions and payments made or accrued with respect to all Promistar Benefit Plans are deductible under Sections 404 or 162 of the Internal Revenue Code and, if not made, are properly reflected on the financial statements of the Promistar Companies and ERISA Affiliates. No event has occurred or circumstance exists that could result in an increase in premium costs of insured or self-insured Promistar Benefit Plans that would have a Material Adverse Effect on Promistar. Levels of insurance reserves, trust funding and accrued liabilities with respect to all ERISA Benefit Plans (to which such reserves or liabilities do or should apply) are reasonable and sufficient to provide for all incurred but unreported claims and any retroactive or prospective premium adjustments.

         5.18 State Takeover Laws. Promistar has taken all action required to be taken by it in order to exempt this Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby from, and the Agreement and the Stock Option Agreement and the transactions contemplated hereby and thereby are exempt from the requirements of any "moratorium," "control share," "fair price" or other anti-takeover Laws of the Commonwealth of Pennsylvania.

         5.19 Opinion of Financial Advisor. Promistar has received the written opinion of Keefe, Bruyette and Woods, Inc., its financial advisor, to the effect that, as of the date hereof, the consideration to be received by the Promistar shareholders, based upon and subject to the limitations set forth in such opinion, is fair to the Promistar shareholders from a financial point of view.

                                    ARTICLE 6
                      REPRESENTATIONS AND WARRANTIES OF FNB

         FNB hereby represents and warrants to Promistar as follows:

         6.1 Organization, Standing, and Power. FNB is a corporation duly organized, validly existing, and in active status under the laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. FNB is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB.

         6.2      Authority; No Breach By Agreement.

         (a) FNB has the corporate power and authority necessary to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement by the shareholders of FNB and to such Consents of Regulatory Authorities as required under applicable law, to perform its obligations under this Agreement and consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement by FNB and the consummation by FNB of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of FNB, subject to the approval of this Agreement by its shareholders as contemplated by Section 8.1 of this Agreement. Subject to such requisite shareholder approval (and assuming due authorization, execution and delivery by Promistar) and to such Consents of Regulatory Authorities as required by applicable law, this Agreement represents a legal, valid, and binding obligation of FNB, enforceable against FNB in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

         (b) Neither the execution and delivery of this Agreement by FNB, nor the consummation by FNB of the transactions contemplated hereby, nor compliance by FNB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of FNB's Articles of Incorporation or Bylaws, or, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any FNB Company under, any Contract or Permit of any FNB Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, or, (iii) subject to receipt of the requisite Consents referred to in Section 9.1(a), (b) and (c) of this Agreement, violate any Order, or to its Knowledge, any Law applicable to any FNB Company or any of their respective material Assets which will have a Material Adverse Effect on FNB.

         (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of Nasdaq, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by FNB of the Merger and the other transactions contemplated in this Agreement.

         6.3      Capital Stock. The authorized capital stock of FNB consists of
(i) 100,000,000 shares of FNB Common Stock, of which 25,556,384 shares were issued and outstanding as of the date of this Agreement and (ii) 20,000,000 shares of FNB Preferred Stock, of which 163,667 shares were issued and outstanding as of the date of this Agreement ("FNB Capital Stock"). All of the issued and outstanding shares of FNB Capital Stock are, and all of the FNB Common Stock to be issued in exchange for Promistar Common Stock upon consummation of the Merger will be authorized and reserved for issuance prior to the Effective Time and, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the FBCA. None of the outstanding shares of FNB Capital Stock has been, and none of the shares of FNB Common Stock to be issued in exchange for shares of Promistar Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of FNB.

         6.4 FNB Subsidiaries. Except as disclosed in Section 6.4 of the FNB Disclosure Memorandum, the list of Subsidiaries of FNB filed by FNB with its Annual Report on Form 10-K for the fiscal year ended December 31, 2000, is a true and complete list of all of the FNB Subsidiaries as of the date of this Agreement. Except as disclosed in Section 6.4 of the FNB Disclosure Memorandum, FNB or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each FNB Subsidiary. No equity securities of any FNB Subsidiary are or may become required to be issued (other than to another FNB Company) by reason of any Rights, and there are no Contracts by which any FNB Subsidiary is bound to issue (other than to another FNB Company) additional shares of its capital stock or Rights or by which any FNB Company is or may be bound to transfer any shares of the capital stock of any FNB Subsidiary (other than to another FNB Company). There are no Contracts relating to the rights of any FNB Company to vote or to dispose of any shares of the capital stock of any FNB Subsidiary. All of the shares of capital stock of each FNB Subsidiary held by a FNB Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized (except, in the case of Subsidiaries that are national banks, for the assessment contemplated by 12 U.S.C. ss. 55), and are owned by the FNB Company free and clear of any Lien. Each FNB Subsidiary is either a bank, a corporation or a limited liability company, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each FNB Subsidiary is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB. Each FNB Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.

         6.5      SEC Filings; Financial Statements.

         (a) FNB has filed and made available to Promistar accurate and complete copies of all forms, reports, and documents required to be filed by FNB with the SEC since January 1, 1996 (collectively, the "FNB SEC Reports"). The FNB SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such FNB SEC Reports or necessary in order to make the statements in such FNB SEC Reports, in light of the circumstances under which they were made, not misleading. Except for FNB Subsidiaries that are registered as brokers, dealers, investment advisers, or associated persons thereof, none of the FNB Subsidiaries is required to file any forms, reports or other documents with the SEC.

         (b) Each of the FNB Financial Statements (including, in each case, any related notes) contained in the FNB SEC Reports, including any FNB SEC Reports filed after the date of this Agreement until the Effective Time, complied, and each FNB SEC Report filed after the date of this Agreement until the Effective Time will comply, as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly presented the consolidated financial position of FNB and its Subsidiaries at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring adjustments which were not or are not expected to be material in amount.

         6.6      Absence of Certain Changes or Events. Since March 31, 2001,
(i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, and (ii) the FNB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of FNB provided in Articles 7 or 8 of this Agreement.

         6.7      Tax Matters.

         (a) All Tax Returns required to be filed by or on behalf of any of the FNB Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 2000, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on FNB, and all Tax Returns filed are complete and accurate in all material respects. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on FNB, except as reserved against in the FNB Financial Statements delivered prior to the date of this Agreement. All Taxes and other liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

         (b) Adequate provision for any Taxes due or, to the knowledge of FNB, to become due for any of the FNB Companies for the period or periods through and including the date of the respective FNB Financial Statements has been made and is reflected on such FNB Financial Statements.

         (c) Deferred Taxes of the FNB Companies have been adequately provided for in the FNB Financial Statements.

         (d) To the Knowledge of FNB, each of the FNB Companies is in compliance with, and its records contain all information and documents (including properly completed Internal Revenue Service Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB.

         6.8 Compliance With Laws. FNB is duly registered as a financial holding company under the BHC Act. Each FNB Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB. None of the FNB Companies is presently in Default under or in violation of any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB. No FNB Company:

         (i) is in violation of any Laws, Orders, or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB; or

         (ii) has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any FNB Company is not in compliance with any of the Laws or Orders which such governmental authority or

Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, or
(iii) requiring any FNB Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

         6.9 Assets. Except as disclosed in Section 6.9 of the FNB Disclosure Memorandum, the FNB Companies have good and marketable title, free and clear of all Liens (except for those Liens which are not likely to have a Material Adverse Effect on FNB or its Subsidiaries taken as a whole), to all of their respective Assets. All material tangible properties used in the businesses of the FNB Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with FNB's past practices. All Assets which are material to FNB's business on a consolidated basis, held under leases or subleases by any of the FNB Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. The FNB Companies currently maintain insurance in amounts, scope, and coverage as disclosed in Section 6.9 of the FNB Disclosure Memorandum. None of the FNB Companies has received written notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as disclosed in Section 6.9 of the FNB Disclosure Memorandum, to the Knowledge of FNB there are presently no occurrences giving rise to a claim under such policies of insurance and no notices have been given by any FNB Company under such policies.

         6.10 Legal Proceedings. Except as disclosed in Section 6.10 of the FNB Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of FNB, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any FNB Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any FNB Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB.

         6.11 Reports. Since January 1, 1996, or the date of organization if later, each FNB Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB). As of its respective date, each such report and document, including the financial statements, exhibits, and schedules thereto, (i) complied in all material respects with all applicable Laws, and (ii) did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, which untrue statement of material fact or omission to state a material fact is likely to have, individually, or in the aggregate, a Material Adverse Effect on FNB.

         6.12 Statements True and Correct. None of the information supplied or to be supplied by any FNB Company or any Affiliate thereof for inclusion in the Registration Statement will, when the

Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any FNB Company or any Affiliate thereof for inclusion in the Joint Proxy Statement or any other documents to be filed by FNB or Promistar with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby will, at the respective time such documents are filed, and with respect to the Joint Proxy Statement, when first mailed to the shareholders of FNB or Promistar, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Joint Proxy Statement or any amendment thereof or supplement thereto, at the time of the FNB Shareholders' Meeting or the Promistar Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the FNB Shareholders' Meeting or the Promistar Shareholders' Meeting. All documents that any FNB Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

         6.13 Accounting, Tax and Regulatory Matters. No FNB Company or any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a)(2)(D) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

         6.14     Environmental Matters.

         (a) To the Knowledge of FNB, except as disclosed in Section 6.14 of the FNB Disclosure Memorandum, each FNB Company, its Participation Facilities, and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB.

         (b) Except as disclosed in Section 6.14 of the FNB Disclosure Memorandum, there is no Litigation pending, or, to the Knowledge of FNB, threatened before any court, governmental agency, or authority or other forum in which any FNB Company or any of its Loan Properties or Participation Facilities (or any FNB Company in respect of any such Loan Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, or involving any of its Loan Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB.

         (c) To the Knowledge of FNB, except as disclosed in Section 6.14 of the FNB Disclosure Memorandum, there is no reasonable basis for any Litigation of a type described above in Section 6.14(b), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB.

         (d) To the Knowledge of FNB, except as disclosed in Section 6.14 of the FNB Disclosure Memorandum, during the period of (i) FNB's or any of its Subsidiaries' ownership or operation of any of their respective properties, (ii) FNB's or any of its Subsidiaries' participation in the management of any


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

Participation Facility, or (iii) FNB's or any of its Subsidiaries' holding a security interest in a Loan Property, there have been no releases of Hazardous Material in, on, under, or affecting any Participation Facility or Loan Property of a FNB Company, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB.

         6.15     Outstanding Promistar Common Stock. Except as disclosed in
Section 6.15 of the FNB Disclosure Memorandum, as of the date of this Agreement, FNB Companies do not beneficially own any shares of Promistar Common Stock for their own accounts (not including those held in a fiduciary or trust capacity for, or on behalf of, unaffiliated third parties). During the term of this Agreement, no FNB Company shall purchase or otherwise acquire beneficial ownership of any additional Promistar Common Stock except pursuant to the terms of this Agreement.

         6.16 Material Contracts. Except as set forth in the FNB SEC Reports, no FNB Company is a party to or bound by any "material contract" as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC (each such contract a "FNB Contract"). With respect to each FNB Contract and except as disclosed in Section 6.16 of the FNB Disclosure Memorandum: (i) such FNB Contract is in full force and effect; (ii) no FNB Company is in Default thereunder; (iii) no FNB Company has repudiated or waived any material provision of any such FNB Contract; and (iv) no other party to any such FNB Contract is, to the Knowledge of FNB, in Default in any respect or has repudiated or waived any material provision thereunder.

         6.17     Employee Benefit Plans.

         (a) FNB has disclosed in Section 6.17 of the FNB Disclosure Memorandum, and has delivered or made available to Promistar prior to the execution of this Agreement copies in each case of: (i) all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" (as that term is defined in Section 3(3) of ERISA), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any FNB Company or ERISA Affiliate (as defined below) thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "FNB Benefit Plans"); (ii) all insurance contracts, annuity contracts and other funding vehicles relating to the FNB Benefit Plans; (iii) all material agreements entered into with service providers in connection with the FNB Benefit Plans; and (iv) summary plan descriptions, favorable Internal Revenue Service determination letters for each FNB ERISA Plan intended to be qualified under Section 401(a) of the Internal Revenue Code and the most recently available Form 5500 annual reports, certified financial statement and actuarial reports for the FNB Benefit Plans. Any of the FNB Benefit Plans which is an "employee pension benefit plan" (as that term is defined in Section 3(2) of ERISA), is referred to herein as a "FNB ERISA Plan." Each FNB ERISA Plan which is also a "defined benefit plan" (as defined in Section 4140) of the Internal Revenue Code) is referred to herein as a "FNB Pension Plan." No FNB Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA. No FNB Benefit Plan is a multiple employer plan within the meaning of Section 413(c) of the Internal Revenue Code or is a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA. Since the date the foregoing documents were delivered or made available to Promistar, no amendments to any FNB Benefit Plan have been made or will be made prior to the Closing Date. Except as disclosed in Section 6.17 of the FNB Disclosure Memorandum, FNB does not maintain any unwritten FNB Benefit Plans. No FNB Company nor any ERISA Affiliate is a party to a collective bargaining agreement. FNB has disclosed in Section 6.17 of the FNB Disclosure Memorandum a complete and accurate list of (A) each ERISA


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

Affiliate, and (B) each FNB ERISA Plan that has not been adopted by each ERISA Affiliate that maintains a separate payroll.

         (b) Except as disclosed in Section 6.17 of the FNB Disclosure Memorandum, all FNB Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, COBRA (as defined below) and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB, and each FNB ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and FNB is not aware of any circumstances likely to result in revocation of any such favorable determination letter. Except as disclosed in Section 6.17 of the FNB Disclosure Memorandum, to the Knowledge of FNB, no FNB Company nor any ERISA Affiliate has any liability to the Internal Revenue Service with respect to any FNB Benefit Plan, including any liability imposed by Chapter 43 of the Internal Revenue Code, and no FNB Company has engaged in a transaction with respect to any FNB Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any FNB Company to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB.

         (c) Except as disclosed in Section 6.17 of the FNB Disclosure Memorandum, no FNB Pension Plan has any "unfunded current liability" (as that term is defined in Section 302(d)(8)(A) of ERISA) and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Except as disclosed in Section 6.17 of the FNB Disclosure Memorandum, since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any FNB Pension Plan, (ii) no change in the actuarial assumptions with respect to any FNB Pension Plan, and (iii) no increase in benefits under any FNB Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB or materially adversely affect the funding status of any such plan. Neither any FNB Pension Plan nor any "single-employer plan," within the meaning of
Section 4001(a)(15) of ERISA, currently or formerly maintained by any FNB Company, or the single-employer plan of any entity which is considered one employer with FNB under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of
Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on FNB. No FNB Company has provided, or is required to provide, security to a FNB Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

         (d) Within the six-year period preceding the Effective Time, no liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any FNB Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which liability is reasonably likely to have a Material Adverse Effect on FNB. No FNB Company has incurred any withdrawal liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which liability is reasonably likely to have a Material Adverse Effect on FNB. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any FNB Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof. No FNB Company nor ERISA Affiliate has filed a notice of intent to terminate any ERISA Pension Plan or has adopted any amendment to treat such Plan as terminated. The Pension Benefit Guaranty Corporation has not instituted proceedings to treat any ERISA Pension Plan as


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

terminated. No event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or appointment of a trustee to administer, any FNB Pension Plan.

         (e) Except as disclosed in Section 6.17 of the FNB Disclosure Memorandum, no FNB Company has any liability for retiree health and life benefits under any of the FNB Benefit Plans other than health continuation coverage required by the Consolidated Omnibus Budget Reconciliation Act of 1985 as amended and Sections 601 through 608 of ERISA ("COBRA") or by any similar state law, and there are no restrictions on the rights of such FNB Company to amend or terminate any such plan without incurring any liability thereunder, which liability is reasonably likely to have a Material Adverse Effect on FNB. There is no pending or, to the Knowledge of FNB, threatened complaint, claim (other than a routine claim for benefits submitted by participants or beneficiaries), proceeding, audit or investigation of any kind in or before any court, tribunal, or governmental agency with respect to any FNB Benefit Plan.

         (f) Except as disclosed in Section 6.17 of the FNB Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any FNB Company from any FNB Company under any FNB Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any FNB Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase, or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on FNB.

         (g) The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any FNB Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the FNB Financial Statements to the extent required by and in accordance with GAAP.

         (h) All contributions and payments made or accrued with respect to all FNB Benefit Plans are deductible under Sections 404 or 162 of the Internal Revenue Code and, if not made, are properly reflected on the financial statements of the FNB Companies and ERISA Affiliates. No event has occurred or circumstance exists that could result in an increase in premium costs of insured or self-insured FNB Benefit Plans that would have a Material Adverse Effect on FNB. Levels of insurance reserves, trust funding and accrued liabilities with respect to all ERISA Benefit Plans (to which such reserves or liabilities do or should apply) are reasonable and sufficient to provide for all incurred but unreported claims and any retroactive or prospective premium adjustments.

         6.18 Opinion of Financial Advisor. FNB has received the written opinion of The Robinson-Humphrey Company, LLC, its financial advisor, to the effect that, as of the date hereof, the consideration to be paid to the Promistar shareholders, based upon and subject to the limitations set forth in such opinion, is fair to the FNB shareholders from a financial point of view.

                                    ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

         7.1 Mutual Covenants. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as expressly contemplated by this Agreement, (i) without the prior written consent of Promistar (which consent shall not be unreasonably withheld or delayed), FNB will not, and will cause each of its Subsidiaries not to, and (ii) without the prior written consent of FNB

(which consent shall not be unreasonably withheld or delayed), Promistar will not, and will cause each of its Subsidiaries not to:

         (a) take any action that would (i) adversely affect the ability of any Party to obtain any necessary approvals of any Regulatory Authorities required for the transactions contemplated hereby or (ii) adversely affect its ability to perform any of its material obligations under this Agreement; or

         (b) except as set forth on Section 7.1(b) of such Party's Disclosure Memorandum, (i) enter into or amend any written employment, severance or similar agreements or arrangements with any of its directors or executive officers, (ii) enter into or amend any material written employment, severance or similar agreements or arrangements with any of its officers or employees, or
(iii) grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for (A) normal individual increases in compensation to employees in the ordinary course of business consistent with past practice or (B) other changes as are provided for herein or as may be required by law or to satisfy contractual obligations existing as of the date hereof or additional grants of awards to newly hired employees consistent with past practice; provided, however, that each officer and employee of Promistar entitled, pursuant to either Promistar's Key Employee Incentive Compensation Plan of 1996 or Promistar's Annual Management Incentive Plan, to receive a bonus at the end of the fiscal year in which the Closing occurs, shall be paid a pro rata portion of such bonus at the Effective Time; or

         (c) except as set forth on Section 7.1(c) of such Party's Disclosure Memorandum, enter into or amend (except as may be required by applicable law, to satisfy contractual obligations existing as of the date hereof or amendments which, either individually or in the aggregate, would not reasonably be expected to result in a material liability to FNB, Promistar or their respective Subsidiaries) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including, without limitation, taking any action that accelerates the vesting or exercise of any benefits payable thereunder; or

         (d)      amend its Articles of Incorporation or Bylaws; or

         (e) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP; or

         (f) (i) knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or for "pooling of interests" accounting treatment under GAAP; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article 9 not being satisfied or
(C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law; or

         (g)      agree or commit to do anything prohibited by this Section 7.1.

         7.2 Covenants of Promistar. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, except as expressly contemplated by this Agreement, Promistar covenants and agrees that it will not, and will cause each of its Subsidiaries not to, do any of the following without the prior consent (except as specifically provided otherwise in this Agreement) of FNB:

         (a) operate its business other than in the usual, regular and ordinary course; or

         (b) fail to use its reasonable best efforts to preserve intact its business organization and Assets and maintain its rights and franchises; or

         (c) fail to use its reasonable best efforts to maintain its current employee relationships; or

         (d) make any unsecured loan or other extension of credit to any Person if, immediately after making such loan or extension of credit, such Person would be indebted to the Promistar Companies, collectively, in an aggregate amount in excess of $3,000,000, or make any fully secured loan to any Person (except for loans secured by a first mortgage on single family owner-occupied real estate and except for any loan to any Person who has received from Promistar a commitment for a loan or extension of credit prior to the date of this Agreement) if, immediately after making such loan, such Person would be indebted to the Promistar Companies, collectively, in an aggregate amount in excess of $5,000,000 (in either case FNB shall object thereto within two business days, and the failure to provide a written objection within two business days shall be deemed as the approval of FNB to make such loan or extend such credit); or

         (e) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a Promistar Company to another Promistar Company) in excess of an aggregate of $1,000,000 (for the Promistar Companies on a consolidated basis) except in the ordinary course of the business of Promistar Subsidiaries consistent with past practices (it being understood and agreed that the incurrence of indebtedness in the ordinary course of business shall include, without limitation, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities, but shall not include advances from the Federal Home Loan Bank), or impose, or suffer the imposition, on any Asset of any Promistar Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Promistar Disclosure Memorandum); or

         (f) except as disclosed in Section 7.2(f) of the Promistar Disclosure Memorandum, repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Promistar; or

         (g) except for this Agreement, or pursuant to the Stock Option Agreement or pursuant to the exercise of stock options outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, or as disclosed in Section 7.2(g) of the Promistar Disclosure Memorandum, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional Promistar Common Shares or any other capital stock of any Promistar Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

         (h) adjust, split, combine, or reclassify any capital stock of any Promistar Company or issue or authorize the issuance of any other securities in respect of or in substitution for Promistar Common Shares, or sell, lease, mortgage, or otherwise dispose of or otherwise encumber (i) any shares of capital stock of any Promistar Subsidiary (unless any such shares of stock are sold or otherwise transferred to another Promistar Company) or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

         (i) except for purchases of United States Treasury securities or United States Government agency securities, which in either case have maturities of five years or less, and except as disclosed in Section 7.2(i) of the Promistar Disclosure Memorandum, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Promistar Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement in which case FNB shall object thereto within two business days, and the failure to provide written objection within two business days shall be deemed to be approval of FNB to make such purchase or investment; or

         (j) except as disclosed in Section 7.2(j) of the Promistar Disclosure Memorandum, commence any Litigation other than in accordance with past practice or settle any Litigation involving any liability of any Promistar Company for material money damages or restrictions upon the operations of any Promistar Company; or

         (k) except in the ordinary course of business, modify, amend, or terminate any material Contract other than renewals without material adverse change of terms, or waive, release, compromise, or assign any material rights or claims; or

         (l) except as disclosed in Section 7.2(l) of the Promistar Disclosure Memorandum, except for transactions in the ordinary course of business consistent with past practice, make any investment in excess of $250,000 either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly owned Subsidiary thereof; or

         (m) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a direct or indirect wholly owned Subsidiary, or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement; or

         (n)      agree or commit to do anything prohibited by this Section 7.2.

         7.3 Covenants of FNB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, FNB covenants and agrees that it shall continue to conduct its business and the business of FNB Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the FNB Common Stock and the business prospects of the FNB Companies; provided, that nothing in this Agreement shall prevent any FNB Company from (i) discontinuing or disposing of any of its Assets or business or (ii) acquiring all or any portion of the business of any other entity, if such action is, in the judgment of FNB, desirable in the conduct of the business of FNB and its Subsidiaries.

         7.4      Dividends.

         (a) Promistar covenants and agrees that it shall not make, declare, or pay any dividend or make any other distribution in respect of Promistar's capital stock, except for (i) the acquisition of Promistar Common Shares by Promistar in a fiduciary or trust capacity in the ordinary course of business, (ii) regular and ordinary cash dividends on Promistar Common Shares in an amount per share not to exceed the per share amount of Promistar's most recent cash dividend as of the date of this Agreement, and (iii) dividends from wholly owned Subsidiaries of Promistar to Promistar or to another wholly owned Subsidiary of Promistar.

         (b) FNB covenants and agrees that it shall not make, declare, or pay any dividend or make any other distribution in respect of FNB's capital stock, except for (i) quarterly cash dividends on FNB Common Stock in an amount not to exceed the greater of (A) the rate payable on such FNB Common Stock as of the date of this Agreement or (B) an amount equal to 40% of the after-tax net income of FNB for FNB's fiscal quarter immediately preceding the record date for such dividend, (ii) dividends payable on FNB Preferred Stock at a rate not exceeding the rate provided for in the terms thereof, and (iii) dividends from wholly owned Subsidiaries of FNB to FNB or to another wholly owned Subsidiary of FNB, as applicable.

         (c) After the date of this Agreement, each Party covenants and agrees to coordinate with the other Party the declaration of any dividends in respect of Promistar Common Stock and FNB Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of Promistar Common Stock or FNB Common Stock shall not receive two dividends, or fail to receive one dividend, for any single calendar quarter with respect to their shares of Promistar Common Stock and/or FNB Common Stock and any shares of Promistar Common Stock any such holder receives in exchange therefor in the Merger.

         7.5 Adverse Changes In Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable best efforts to prevent or promptly to remedy the same.

         7.6 Reports. Each Party and its respective Subsidiaries shall file all reports required to be filed by each of them with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material and except for the absence of certain footnote information in the unaudited financial statements). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with the Laws applicable to such reports.

                                    ARTICLE 8
                              ADDITIONAL AGREEMENTS

         8.1      Registration Statement; Shareholder Approval.

         (a) As soon as practicable after execution of this Agreement (in no event later than August 15, 2001), FNB shall file the Registration Statement with the SEC, and shall use its reasonable best efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state blue sky or securities Laws in connection with the issuance of the shares of FNB Common Stock upon consummation of the Merger. Promistar shall furnish all information concerning it and the holders of its capital stock as FNB may reasonably request in connection with such action.

         (b) Each of the Parties shall take, in accordance with applicable Law and its respective articles of incorporation and bylaws, all action necessary to convene, respectively, an appropriate meeting of the shareholders of such Party, each such meeting to be held as promptly as practical after the date hereof, for the purpose of voting upon approval of this Agreement and such other related matters as each deems appropriate. Except as disclosed in Section 8.1(b) of the Promistar Disclosure Memorandum, in connection with such shareholders' meetings, (i) each of the Parties shall mail the Joint Proxy Statement to its respective shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with the Registration Statement and the Joint Proxy Statement, (iii) the Board of Directors of each Party shall recommend (subject to compliance with their fiduciary duties under applicable law as advised by counsel) to such Party's shareholders the approval of this Agreement, (iv) each member of the Board of Directors of each Party shall vote all of the shares of each of the Parties beneficially owned by such director in favor of the approval of this Agreement, and (v) the Board of Directors and officers of each Party shall (subject to compliance with their fiduciary duties under applicable law as advised by counsel) use their reasonable best efforts to obtain such shareholders' approval.

         8.2 Applications. FNB shall use its reasonable best efforts to prepare and file, not later than August 15, 2001, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement and thereafter use its reasonable best efforts to cause the Merger to be consummated as expeditiously as possible, and Promistar shall cooperate in the preparation and, where appropriate, filing of such applications. Further, FNB shall, prior to the Closing, prepare and file with the National Association of Securities Dealers the required documents and make payment of the required fees for the shares of FNB Common Stock to be issued to holders of Promistar Common Stock in connection with the Merger.

         8.3 Filings With State Offices. Upon the terms and subject to the conditions of this Agreement, FNB and Promistar shall, in connection with the Closing, execute the Florida Articles of Merger and the Pennsylvania Articles of Merger, and FNB shall cause the Florida Articles of Merger and the Pennsylvania Articles of Merger to be filed with the Florida Secretary of State and the Pennsylvania Secretary of State, respectively.

         8.4 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including the use of their respective reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the


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

transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable best efforts to obtain all Permits and Consents of all third parties and Regulatory Authorities necessary or desirable for the consummation of the transactions contemplated by this Agreement.

         8.5      Access to Information; Confidentiality.

         (a) From the date hereof to the earlier to occur of the Effective Time or the termination of this Agreement pursuant to Article 10 hereof, upon reasonable notice and subject to applicable Laws, FNB and Promistar shall afford each other, and each other's accountants, counsel, and other representatives, during normal working hours for the period of time prior to the Effective Time or termination of this Agreement pursuant to Article 10 hereof, reasonable access to all of its and its Subsidiaries' properties, books, contracts, commitments, and records and, during such period, each shall furnish promptly to the other Party (i) a copy of each report, schedule, and other document filed or received by it or any of its Subsidiaries during such period pursuant to the requirements of the Securities Laws, (ii) a copy of all filings made with any Regulatory Authorities or other governmental entities in connection with the transactions contemplated by this Agreement and all written communications received from such Regulatory Authorities and governmental entities related thereto, and (iii) all other information concerning either Party or its respective Subsidiaries' business, properties and personnel as the other Party may reasonably request, including reports of condition filed with Regulatory Authorities. In this regard, without limiting the generality of the foregoing, FNB and its Subsidiaries and Affiliates shall notify Promistar promptly upon the receipt by it of any comments from the SEC, or its staff, and of any requests by the SEC for amendments or supplements to the Registration Statement or for additional information and will supply Promistar with copies of all correspondence between it and its representatives, on the one hand, and the SEC or the members of its staff or any other government official, on the other hand, with respect to the Registration Statement. Each Party hereto shall, and shall cause its advisors and representatives to (x) conduct its investigation in such a manner which will not unreasonably interfere with the normal operations, customers or employee relations of the other and shall be in accordance with procedures established by the Parties having the due regard for the foregoing, and (y) refrain from using for any purposes other than as set forth in this Agreement, and shall treat as confidential, all information obtained by each hereunder or in connection herewith and not otherwise known to them prior to the Effective Time.

         (b) FNB, the FNB Companies and their Affiliates will hold, and will use their best efforts to cause their officers, directors, employees, consultants, advisors, representatives, and agents to hold, in confidence, unless compelled by judicial or other legal process, all confidential documents and information furnished by Promistar to FNB, any FNB Company, or their Affiliates in connection with the transactions contemplated by this Agreement, including information provided in accordance with this Section 8.5, except to the extent that such information can clearly be demonstrated by FNB to have been
(i) previously known on a nonconfidential basis by FNB, (ii) in the public domain other than as a result of disclosure by FNB, any FNB Company, or any of their Affiliates, or (iii) later lawfully acquired by FNB from sources other than Promistar; provided, however, that FNB may disclose such information to its officers, directors, employees, consultants, advisors, representatives, and agents in connection with the transactions contemplated by this Agreement only to the extent that such Persons who, in FNB's reasonable judgment, need to know such information for the purpose of evaluating Promistar (provided that such Persons shall be informed of the confidential nature of such information and shall agree to be bound by the terms of this provision) and, in any event, such disclosures shall be made only to the extent necessary for such purposes. If this Agreement is terminated in accordance with Article 10 hereof, FNB, the FNB Companies and their Affiliates shall maintain the confidence of such information and will use their best efforts to cause its officers, directors, employees, consultants, advisors, representatives, and

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
agents to, return to Promistar all documents and other materials, and all copies made thereof, obtained by FNB, any FNB Company, or any of their Affiliates in connection with this Agreement that are subject to this Section 8.5.

         (c) Promistar and its Affiliates will hold, and will use their best efforts to cause their officers, directors, employees, consultants, advisors, representatives, and agents to hold, in confidence, unless compelled by judicial or other legal process, all confidential documents and information concerning FNB furnished to Promistar or its Affiliates in connection with the transactions contemplated by this Agreement, including information provided in accordance with this Section 8.5, except to the extent that such information can clearly be demonstrated by Promistar to have been (i) previously known on a nonconfidential basis by Promistar, (ii) in the public domain other than as a result of disclosure by Promistar or any of its Affiliates, or (iii) later lawfully acquired by Promistar from sources other than FNB; provided, however, that Promistar may disclose such information to its officers, directors, employees, consultants, advisors, representatives, and agents in connection with the transactions contemplated by this Agreement only to the extent that such Persons who, in Promistar's reasonable judgment, need to know such information for the purpose of evaluating FNB (provided that such Persons shall be informed of the confidential nature of such information and shall agree to be bound by the terms of this provision) and, in any event, such disclosures shall be made only to the extent necessary for such purposes. If this Agreement is terminated in accordance with Article 10 hereof, Promistar and its Affiliates shall maintain the confidence of such information and will, and will use their best efforts to cause its officers, directors, employees, consultants, advisors, representatives, and agents to, return to FNB all documents and other materials, and all copies made thereof, obtained by Promistar or any of its Affiliates in connection with this Agreement that are subject to this Section 8.5.

         8.6 Press Releases. Prior to the Effective Time, Promistar and FNB shall, prior to any release or disclosure, consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

         8.7 Current Information. During the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article 10 hereof, each of Promistar and FNB shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other. Each of Promistar and FNB shall promptly notify the other of (i) any material change in its business or operations, (ii) any material complaints, investigations, or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority, (iii) the institution or threat of material Litigation involving such Party, or (iv) the occurrence, or nonoccurrence, of an event or condition, the occurrence, or nonoccurrence, of which would be reasonably expected to cause any of such party's representations or warranties set forth herein to be untrue in any respect as of the Effective Time; and in each case shall keep the other fully informed with respect thereto.

         8.8 Other Actions. No Party shall, or shall permit any of its Subsidiaries, if any, to take any action, except in every case as may be required by applicable Law, that would or is intended to result in (i) any of its representations and warranties set forth in this Agreement that are qualified as to materiality being or becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material manner having a Material Adverse Effect, (iii) any of the conditions set forth in this Agreement not being satisfied or in a violation of any material provision of this Agreement, or (iv) adversely affecting the ability of any of them to obtain any of the Consents or Permits from Regulatory Authorities (unless such action is required by sound banking practice).

         8.9      No Solicitation.

         (a) From and after the date of this Agreement and until the earlier of the termination of this Agreement or the Effective Time, except in compliance with this Section 8.9, Promistar will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, directly or indirectly, (i) solicit, initiate, or encourage any Acquisition Proposals; (ii) engage in discussions with third parties, or negotiations concerning, or provide any non-public information to any person or entity in connection with, any Acquisition Proposal; or (iii) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. As used herein, the term "Acquisition Proposal" shall mean any proposal relating to a possible (i) merger, consolidation or similar transaction involving Promistar or any of its Subsidiaries (other than a transaction with respect to which an acquisition agreement has been executed and publicly announced as of the date hereof); (ii) sale, lease or other disposition, directly or indirectly, involving Promistar or any of its Subsidiaries representing, in the aggregate, 10% or more of the Assets of Promistar on a consolidated basis; (iii) issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 10% or more of the votes attached to the outstanding securities of Promistar; (iv) transaction with Promistar in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, or any "group" (as such term is defined under the Exchange
Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the outstanding shares of Promistar Common Stock; or (v) liquidation, dissolution, recapitalization or other similar type of transaction with respect to Promistar; or (vi) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term "Acquisition Proposal" shall not include the Merger and the transactions contemplated hereby. Promistar will, and will direct all its directors, officers, employees, investment bankers, attorneys, accountants and other representatives, agents and Affiliates to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

         (b) Notwithstanding the provisions of Section 8.9(a) above, if a corporation, limited liability company, limited liability partnership, partnership, person or other entity or group (a "Third Party") after the date of this Agreement submits to Promistar's Board of Directors an unsolicited, bona fide, written Acquisition Proposal, and Promistar's Board of Directors reasonably determines in good faith, after receipt of advice from outside legal counsel that the failure to engage in discussions with the Third Party concerning such Acquisition Proposal would likely cause Promistar's Board of directors to breach its fiduciary duties to Promistar and its shareholders, and after consultation with Keefe, Bruyette & Woods, Inc., or any other nationally recognized investment bank, then, in such case, (i) Promistar may (A) furnish information about its business to the Third Party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Third Party, provided that Promistar must contemporaneously furnish to FNB all such non-public information furnished to the Third Party and (B) negotiate and participate in discussions and negotiations with such Third Party; and (ii) if Promistar's Board of Directors determines that such an Acquisition Proposal is a Superior Proposal (defined below), Promistar's Board of Directors may (subject to the provisions of this Section 8.9) (A) withdraw or adversely modify its approval or recommendation of the Merger and recommend such Superior Proposal or (B) terminate this Agreement, in each case, at any time after the second business day following delivery of written notice to FNB (a "Notice of Superior Proposal") advising FNB that Promistar's Board of Directors has received a Superior Proposal, identifying the Third Party and specifying the material terms and conditions of such Superior Proposal. Promistar may take any of the foregoing actions pursuant to the preceding sentence if, and only if, an Acquisition Proposal that was a Superior Proposal continues to be a Superior Proposal in light of any improved proposal submitted by FNB, considered in good faith by Promistar and with the advice of a financial advisor of nationally recognized reputation, including, without limitation, Keefe, Bruyette & Woods, Inc., prior to the expiration of the two business day period specified in the preceding sentence. Promistar shall provide FNB with a final written notice, at least twenty-four (24) hours before accepting any Superior Proposal. For purposes of this Agreement, "Superior Proposal" means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash (not subject to a financing contingency) and/or securities, and otherwise on terms which Promistar's Board of Directors determines (based on the written advice of a financial advisor of nationally recognized reputation, including, without limitation, Keefe, Bruyette & Woods, Inc.) are more favorable to Promistar's shareholders from financial point of view than the Merger (or other revised proposal submitted by FNB as contemplated above), after consultation with its outside legal counsel and that the Third Party is reasonably likely to consummate the Superior Proposal on the terms proposed. Nothing contained herein shall prohibit Promistar from taking, and disclosing to its shareholders, a position required by Rule 14d-9(e) under the Exchange Act prior to the second business day following FNB's receipt of a Notice of Superior Proposal, provided that Promistar does not withdraw or modify its position with respect to the Merger or approve or recommend an Acquisition Proposal.

         (c) Promistar will notify FNB immediately, and in any event within 24 hours, if (i) a bona fide Acquisition Proposal is made or is modified in any respect (including any written material provided by the offeror, the principal terms and conditions of any such Acquisition Proposal or modification thereto and the identity of the offeror) or (ii) Promistar furnishes non-public information to, or enters into discussions or negotiations with respect to an acquisition Proposal with, any Third Party.

         (d) In addition to the obligations of Promistar set forth in paragraph (a), (b) and (c) of this Section 8.9, Promistar, as promptly as practicable, will advise FNB orally and in writing of any request for information which Promistar reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, and the material terms and conditions of such request, Acquisition Proposal or inquiry, Promistar will keep FNB informed in all material respects of the status of any such request, Acquisition Proposal or inquiry. In addition to the foregoing, Promistar will (i) provide FNB with prior written notice of any meeting of Promistar's Board of Directors (or any committee thereof) at which Promistar's Board of Directors is expected to consider a Superior Proposal and (ii) provide FNB with prior written notice of a meeting of Promistar's Board of Directors (or any committee thereof) at which Promistar's Board of Directors is expected to recommend a Superior Proposal to its shareholders and together with such notice a copy of the definitive documentation relating to such Superior Proposal to the extent such documentation is then available (and otherwise provide such definitive documentation as soon as available).

         (e) It is understood and agreed that, without limitation of Promistar's obligations hereunder, any violation of this Section 8.9 by any director, officer, Affiliate, investment bank, financial advisor, accountant, attorney or other advisor or representative of Promistar, whether or not such person or entity is purporting to act on behalf of Promistar, shall be deemed to be a breach of this Section 8.9 by Promistar. Promistar agrees that, as of the date hereof, it, its Affiliates and their respective directors, officers, employees, investment bankers, attorneys, accountants and other representatives and agents, shall immediately cease and cause to be terminated any existing activities, discussions and negotiations with any Third Party (other than FNB and its representatives) conducted heretofore with respect to any Acquisition Proposal.

         8.10 Accounting and Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable best efforts to cause the Merger to qualify, and to take no action which would cause the Merger to not qualify, for treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes. FNB and Promistar undertake and agree to use


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

their respective reasonable best efforts to cause the Merger to qualify, and to take no action that would cause the Merger to not qualify, for pooling-of-interests accounting treatment.

         8.11 Articles of Incorporation Provisions. Each Promistar Company shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any Promistar Company or restrict or impair the ability of FNB or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Promistar Company that may be directly or indirectly acquired or controlled by it.

         8.12     Agreement of Affiliates. Promistar has disclosed in Section
8.12 of the Promistar Disclosure Memorandum all Persons whom it reasonably believes are "affiliates" of Promistar as that term is defined in SEC Accounting Series Releases 130 and 135 and in Rule 145 under the 1933 Act. Promistar shall use its reasonable best efforts to cause each Person who may be deemed an affiliate of Promistar to execute and deliver to FNB not later than the date of mailing of the Joint Proxy Statement, a written agreement, substantially in the form of Exhibit 2 hereto, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of Promistar Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of FNB Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of FNB and Promistar have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Shares of FNB Common Stock issued to such affiliates of Promistar in exchange for shares of Promistar Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of FNB and Promistar have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and FNB shall be entitled to place restrictive legends upon certificates for shares of FNB Common Stock issued to affiliates of Promistar pursuant to this Agreement to enforce the provisions of this Section 8.12). FNB shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of FNB Common Stock by such affiliates.

         8.13 Employment Contracts. At the Effective Time, FNB shall enter into an employment agreement with each of Steven C. Ackmann and Kim Craig containing such terms and conditions as mutually agreeable. In consideration of the entering into such employment agreements, Steven C. Ackmann and Kim Craig shall, at the Effective Time, cancel and terminate any employment agreements entered into with Promistar.

         8.14     Indemnification.

         (a) FNB shall indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of Promistar (each, an "Indemnified Party") after the Effective Time against all costs, fees, or expenses (including reasonable attorneys' fees), judgments, fines, penalties, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any Litigation as incurred, in connection with any claim, action or proceeding arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the same extent such Persons are indemnified as of the date of this Agreement by Promistar under Promistar's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of


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

expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval of FNB is required to effectuate any indemnification, FNB shall direct or cause such FNB Company to direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between FNB and the Indemnified Party. FNB shall, and shall cause all other relevant FNB Companies, to apply such rights of indemnification in good faith and to the fullest extent permitted by applicable law.

         (b) Prior to Closing, Promistar shall purchase for, and on behalf of, its current and former officers and directors, extended coverage under the current directors' and officers' liability insurance policy maintained by Promistar to provide for continued coverage of such insurance for a period of six years following the date of Closing with respect to matters occurring prior to the Effective Time.

         (c) If FNB or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of FNB shall assume the obligations set forth in this Section 8.14.

         (d) The provisions of this Section 8.14 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

         8.15 Additional Reports. In accordance with Section 8.5, Promistar and FNB shall each furnish to the other copies of any Promistar SEC Documents or FNB SEC Documents, as the case may be, which it files with the SEC on or after the date hereof, and Promistar and FNB, as the case may be, represents and warrants that as of the respective dates thereof, such reports will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances under which they were made, not misleading. Any unaudited consolidated interim financial statements included in such reports (including any related notes and schedules) will fairly present, in all material respects, the financial position of Promistar or FNB, as the case may be, as of the dates thereof and the results of operations and changes in financial position or other information included therein for the periods or as of the dates then ended, in each case in accordance with past practice and GAAP consistently applied during the periods involved (except that such unaudited financial statement exclude footnote disclosures necessary for a fair presentation which would make them in compliance with GAAP, and such financial statements are subject, where appropriate, to normal year-end adjustments).

         8.16     Exemption from Liability under Section 16(b).

         (a) Provided that Promistar delivers to FNB the Section 16 Information (as defined below) with respect to Promistar prior to the Effective Time, the Board of Directors of FNB, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will adopt a resolution in advance of the Effective Time providing that the receipt by Promistar Insiders (as defined below) of FNB Common Stock in exchange for shares of Promistar Common Stock, pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act.

         (b) "Section 16 Information" shall mean information accurate in all respects regarding Promistar Insiders, the number of shares of Promistar Common Stock or other Promistar equity securities deemed to be beneficially owned by each Promistar Insider and expected to be exchanged for FNB Common Stock in connection with the Merger.

         (c) "Promistar Insiders" shall mean those officers and directors of Promistar who are subject to the reporting requirements of Section 16(a) of the Exchange Act who are listed in the Section 16 Information.

         8.17 Right to Update Disclosure Memoranda. Each Party shall have the right, without being in breach of its representations and warranties set forth in this Agreement, to supplement or amend its Disclosure Memorandum, and to add additional references to its Disclosure Memorandum to its representations and warranties contained in this Agreement, with respect to any matter arising after the date hereof or discovered between the date hereof and the date of the Closing. A copy of the amended or supplemented Disclosure Memorandum and the additional Disclosure Memorandum references shall be promptly provided to the other Party. Any such amended or supplemented Disclosure Memorandum and additional Disclosure Memorandum references shall not give the other Party the right not to proceed to Closing, unless the facts underlying such amended or supplemented Disclosure Memorandum or additional Disclosure Memorandum references have a Material Adverse Effect.

                                   ARTICLE 9
                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

         9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section
11.7 of this Agreement:

         (a) Shareholder Approvals. The shareholders of each of Promistar and FNB shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law.

         (b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, such Party would not, in its reasonable judgment, have entered into this Agreement.

         (c) Consents and Approvals. Other than filing the Florida Articles of Merger and the Pennsylvania Articles of Merger, each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement or listed in Section 9.1(c) of the Promistar Disclosure Memorandum) or for the preventing of any default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

         (d) Legal Proceedings. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

         (e) Registration Statement. The Registration Statement shall have been declared effective under the 1933 Act, and no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

         (f) Pooling of Interests. Ernst & Young LLP, FNB's independent public accountants, shall have issued a letter, dated as of the Closing Date, to each of Promistar and FNB to the effect that the Merger shall be accounted for as a pooling-of-interests under GAAP.

         (g) Tax Matters. Each Party shall have received a written opinion or opinions from Smith, Gambrell & Russell, LLP, and in a form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) the exchange in the Merger of Promistar Common Stock for FNB Common Stock will not give rise to gain or loss to the shareholders of Promistar with respect to such exchange (except to the extent of any cash received). In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Promistar and FNB reasonably satisfactory in form and substance to such counsel.

         9.2 Conditions to Obligations of FNB. The obligations of FNB to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by FNB pursuant to Section 11.7(a) of this Agreement:

         (a) Representations and Warranties. The representations and warranties of Promistar contained herein shall be true and correct both as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Effective Time, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) would not have, individually or in the aggregate, a Material Adverse Effect on Promistar.

         (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Promistar to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects.

         (c) Certificates. Promistar shall have delivered to FNB (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by Promistar's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as FNB and its counsel shall request.

         (d) Affiliates Agreements. FNB shall have received from each affiliate of Promistar the affiliates letter referred to in Section 8.12 of this Agreement, to the extent necessary to assure in the reasonable judgment of FNB that the transactions contemplated hereby will qualify for pooling-of-interests accounting treatment.

         (e) Non-Competition Agreements. FNB shall have received an executed copy of a Non-Compete Agreement in the form attached to this Agreement as Exhibit 3 from not less than 90% of the directors of Promistar who are not executive officers of Promistar.


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

         (f) Opinion of Counsel. FNB shall have received a written opinion of Kirkpatrick & Lockhart LLP, counsel to Promistar, dated as of the Closing Date, in substantially the form attached hereto as Exhibit 4.

         9.3 Conditions to Obligations of Promistar. The obligations of Promistar to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Promistar pursuant to Section 11.7(b) of this Agreement:

         (a) Representations and Warranties. The representations and warranties of FNB contained herein shall be true and correct both as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date, except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) would not have, individually or in the aggregate, a Material Adverse Effect on FNB.

         (b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of FNB to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Closing Date shall have been duly performed and complied with in all material respects.

         (c) Certificates. FNB shall have delivered to Promistar (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by FNB's Board of Directors or the Executive Committee thereof evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Promistar and its counsel shall request.

          (d) Opinion of Counsel. Promistar shall have received a written opinion of Smith, Gambrell & Russell, LLP, counsel to FNB, dated as of the Closing Date, in substantially the form attached hereto as Exhibit 5.

                                   ARTICLE 10
                                   TERMINATION

         10.1 Termination. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

         (a) By mutual written consent of the Board of Directors of FNB and the Board of Directors of Promistar; or

         (b) By the Board of Directors of either Party (provided that the terminating Party (i) is not then in breach of any representations or warranties contained in this Agreement such that the other Party would have the ability to refuse to consummate the Merger pursuant to Section 9.2(a) or Section 9.3(a) of this Agreement and (ii) is not in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 40 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger pursuant to Section 9.2(a) or Section 9.3(a) of this Agreement; or


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

         (c) By the Board of Directors of either Party in the event of a material breach by the other Party of any covenant, agreement, or obligation contained in this Agreement which breach cannot be or has not been cured within 40 days after the giving of written notice to the breaching Party of such breach; or

         (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Promistar or FNB fail to vote their approval of this Agreement and the transactions contemplated hereby as required by applicable Law; or

         (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by March 31, 2002, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

         (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of Promistar and Section 9.3(a) in the case of FNB or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

         (g) By Promistar on any date during the four business day period commencing on the first day following the Approval Date, if both of the following conditions are satisfied on such date:

                  (1)      the FNB Ratio on such date shall be less than 0.80;
         and

                  (2) the FNB Ratio on such date shall be less than the difference obtained by subtracting 0.15 from the Index Ratio on such date;

         subject, however, to the following three sentences. If Promistar determines not to consummate the Merger pursuant to this Section 10.1(g), it shall give prompt written notice of its election to terminate to FNB, which notice may be withdrawn at any time prior to the lapse of the four business day period commencing on the Approval Date. During the five business day period commencing on the date of its receipt of such notice (the "Adjustment Date"), FNB shall have the option to elect to increase the Exchange Ratio to a number equal to the Adjusted Exchange Ratio. The election contemplated by the preceding sentence shall be made by giving notice to Promistar of such election and of the Adjusted Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 10.1(g), and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to Adjusted Exchange Ratio.

         For purposes of this Section 10.1(g), the following terms shall have the meanings indicated:

         "Adjusted Exchange Ratio" shall mean the lesser of:

                  (1) a number (rounded to the nearest thousandth) obtained by dividing (A) the product of the Initial FNB Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the FNB


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

         Price on the Approval Date, and

                  (2) a number (rounded to the nearest one one-thousandth) equal to the product of (A) the Exchange Ratio (as then in effect) multiplied by (B) a fraction, the numerator of which is the Index Radio on the Approval Date less 0.15, and the denominator of which is the FNB Ratio on the Approval Date.

         "FNB Price," with respect to any particular date, shall mean the average closing price per share of FNB Common Stock, as reported by Nasdaq, for the five most recent trading days ending on the last trading date prior to such date.

         "FNB Ratio," with respect to any particular date, shall mean the quotient obtained by dividing the FNB Price on such date by the Initial FNB Price.

         "Initial FNB Price" shall mean $24.952.

         "Index Group" shall mean the bank and bank holding companies listed on
Exhibit 6 hereto, the common stocks of all of which shall be publicly traded and as to which there shall not have been, after the date of this Agreement and before the Adjustment Date, any public announcement of a proposal for such entity to be acquired or for such entity to acquire another entity in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that one or more of such entities are removed from the Index Group, the weights (which have been determined based upon market capitalizations on May 18, 2001) shall be redistributed proportionately (based on market capitalizations on May 18, 2001) for purposes of determining the Index Price. The weight attributed to each of the entities composing the Index Group is set forth on Exhibit 6 hereto. If any entity belonging to the Index Group or FNB declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date hereof and the Adjustment Date, the prices for the common stock of such entity or FNB shall be appropriately adjusted for the purposes of applying this
Section 10.1(g).

         "Index Price," with respect to any particular date, shall mean the weighted average (weighted in accordance with the "Percentage Weighting" set forth on Exhibit 6 hereto) of the closing sales prices of the companies composing the Index Group (as reported by The Wall Street Journal) for each of the five most recent trading days ending on the last trading date prior to such date.

         "Initial Index Price" shall mean the Index Price on May 19, 2001.

         "Index Ratio," with respect to any particular date, shall mean the quotient obtained by dividing the Index Price on such date by the Initial Index Price.


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

         10.2     Effect of Termination.

         (a) In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section
10.2 and Sections 8.5 and 11.1 of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b) or 10.1(c), of this Agreement shall not relieve the breaching Party from liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination; provided, further, that in the event of any termination of this Agreement following the occurrence of an Initial Triggering Event (as defined in the Stock Option Agreement), FNB shall be entitled to a cash payment from Promistar in an amount equal to $1,000,000 upon the occurrence of any Subsequent Triggering Event (as defined in the Stock Option Agreement) within twelve (12) months following the date of such termination (or such longer period as shall exist under the Stock Option Agreement until the occurrence of an Exercise Termination Date (as defined in the Stock Option Agreement).

         (b) In the event this Agreement is terminated as a result of FNB's failure to satisfy any of its representations, warranties or covenants set forth herein, FNB shall reimburse Promistar for its reasonable out-of-pocket expenses relating to the Merger in an amount not to exceed $250,000, which amount shall not be deemed an exclusive remedy or liquidated damages.

         10.3 Non-Survival of Representations and Covenants. The respective representations and warranties of the Parties shall not survive the Effective Time. All agreements of the Parties to this Agreement which by their terms are to be performed following the Effective Time shall survive the Effective Time until performed in accordance with their terms.

                                   ARTICLE 11
                                  MISCELLANEOUS

         11.1     Definitions.

         (a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

         "1933 Act" shall mean the Securities Act of 1933, as amended.

         "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

         "Acquisition Proposal" shall have the meaning set forth in Section 8.9 of this Agreement.

         "Affiliate" of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

         "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

         "Approval Date" shall mean the date on which the last of the following occurs: (i) the effective date (including expiration of any applicable waiting period required by Law) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Promistar approve this Agreement to the extent that such approval is


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

required by applicable Law; and (iii) the date on which the shareholders of FNB approve this Agreement to the extent that such approval is required by applicable Law.

         "Assets" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal, or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

         "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

         "Closing" shall have the meaning set forth in Section 1.2 of this Agreement.

         "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person.

         "Contract" shall mean any written agreement, commitment, contract, note, bond, mortgage, indenture, instrument, lease, obligation, or plan of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock or Assets.

         "Default" shall mean (i) any breach or violation of or default under any Contract, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any liability under, any Contract where, in any such event, such default is reasonably likely to have a Material Adverse Effect on a Party.

         "Effective Time" shall have the meaning set forth in Section 1.3 of this Agreement.

         "Environmental Laws" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

         "Exchange Agent" shall have the meaning set forth in Section 4.1 of this Agreement.

         "Exchange Ratio" shall have the meaning set forth in Section 3.1(b) of this Agreement.

         "Exhibits" 1, 2, 3, 4, 5 and 6 shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

         "FBCA" shall mean the Florida Business Corporation Act.

         "Florida Articles of Merger" shall mean the Articles of Merger to be executed by the Parties and filed with the Secretary of State of the State of Florida relating to the Merger as contemplated by Section 1.3 of this Agreement.

         "FNB" shall have the meaning set forth in the first paragraph of this Agreement.

         "FNB Capital Stock" shall have the meaning set forth in Section 6.3 of this Agreement.

         "FNB Common Stock" shall mean the common stock of FNB.

         "FNB Companies" shall mean, collectively, FNB and all FNB Subsidiaries.

         "FNB Contract" shall have the meaning set forth in Section 6.16 of this Agreement.

         "FNB Disclosure Memorandum" shall mean the written information entitled "FNB Corporation Disclosure Memorandum" delivered prior to the date of this Agreement to Promistar, and all amendments or supplements thereto occurring between the date of this Agreement and the date of the Closing, describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

         "FNB Financial Statements" shall mean certain financial statements of FNB consisting of (i) the consolidated balance sheets and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) as of and for each of the three years ended December 31, 2000, 1999, and 1998, as filed by FNB in SEC Documents, and (ii) the consolidated balance sheets and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to any period ended subsequent to December 31, 2000.

         "FNB Preferred Stock" shall mean the preferred stock of FNB.

         "FNB SEC Reports" shall have the meaning set forth in Section 6.5(a) of this Agreement.

         "FNB Shareholders' Meeting" shall mean the meeting of the shareholders of FNB to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

         "FNB Subsidiaries" shall mean the Subsidiaries of FNB, which shall include any corporation, bank, savings association, or other organization acquired as a Subsidiary of FNB in the future and owned by FNB at the Effective Time.

         "GAAP" shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved applicable to banks or bank holding companies, as the case may be.

         "Hazardous Material" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or


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

oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities, and any polychlorinated biphenyls).

         "HSR Act" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

         "Indemnified Party" shall have the meaning set forth in Section 8.14 of this Agreement.

         "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

         "Joint Proxy Statement" shall mean the proxy statement used by Promistar and FNB to solicit the approval of their respective shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of FNB relating to the issuance of the FNB Common Stock to holders of Promistar Common Stock.

         "Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean the personal knowledge of the chairman, president, chief financial officer, chief accounting officer, chief credit officer, or any executive vice president of such Person.

         "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, liabilities, or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

         "Lien" with respect to any Asset, shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable or being contested in good faith, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and
(iii) other Liens incurred in the ordinary course of the banking business.

         "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice by any Person alleging potential liability.

         "Loan Property" shall mean any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or its Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

         "market price" shall have the meaning set forth in Section 3.4 of this Agreement.

         "Material Adverse Effect" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities,
(b) changes in GAAP or
regulatory accounting principles generally applicable to banks and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, (d) circumstances affecting regional bank holding companies generally, or (e) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

         "Merger" shall have the meaning set forth in the Preamble of this Agreement.

         "Nasdaq" shall mean the Nasdaq Stock Market, Inc.

         "Order" shall mean any decree, injunction, judgment, order, decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

         "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

         "Party" shall mean either Promistar or FNB, and "Parties" shall mean Promistar and FNB.

         "PBCL" shall mean the Pennsylvania Business Corporation Law.

         "Pennsylvania Articles of Merger" shall mean the Articles of Merger to be executed by the Parties and filed with the Secretary of State of Pennsylvania relating to the Merger as contemplated by Section 1.3 of this Agreement.

         "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person.

         "Person" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

         "Promistar" shall have the meaning set forth in the first paragraph of this Agreement.

         "Promistar Benefits Plans" shall have the meaning set forth in Section 5.17(a) of this Agreement.

         "Promistar Common Stock" shall mean the $5.00 par value common stock of Promistar.

         "Promistar Companies" shall mean, collectively, Promistar and all Promistar Subsidiaries.

         "Promistar Contract" shall have the meaning set forth in Section 5.16.

         "Promistar Disclosure Memorandum" shall mean the written information entitled "Promistar Disclosure Memorandum" delivered prior to the date of this Agreement to FNB, and all amendments and supplements thereto occurring between the date of this Agreement and the date of the Closing, describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made.

Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

         "Promistar ERISA Plan" shall have the meaning set forth in Section 5.17(a) of this Agreement.

         "Promistar Financial Statements" shall mean certain financial statements of Promistar consisting of (i) the consolidated balance sheets and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) as of and for each of the three years ended December 31, 2000, 1999 and 1998, as filed by Promistar in SEC Documents, and (ii) the consolidated balance sheets and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to any period ended subsequent to December 31, 2000.

         "Promistar Options" shall have the meaning set forth in Section 3.5(a) of this Agreement.

         "Promistar SEC Reports" shall have the meaning set forth in Section 5.5(a) of this Agreement.

         "Promistar Shareholders' Meeting" shall mean the meeting of the shareholders of Promistar to be held pursuant to Section 8.1 of this Agreement, including any adjournment or adjournments thereof.

         "Promistar Stock Plans" shall have the meaning set forth in Section 3.5(a) of this Agreement.

         "Promistar Subsidiaries" shall mean the Subsidiaries of Promistar, which shall include the Promistar Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association, or other organization acquired as a Subsidiary of Promistar in the future and owned by Promistar at the Effective Time.

         "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by FNB under the 1933 Act with respect to the shares of FNB Common Stock to be issued to the shareholders of Promistar in connection with the transactions contemplated by this Agreement.

         "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the SEC, NASD, Nasdaq and all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries.

         "Rights" shall mean all arrangements, calls, commitments, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or any contract, commitments or other arrangements by which a Person is or may be bound to issue additional shares of its capital stock or options, warrants, rights to purchase or acquire any additional shares of its capital stock, or options, warrants, or rights to purchase or acquire any additional shares of its capital stock.

         "SEC" shall mean the Securities and Exchange Commission.

         "SEC Documents" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

         "Securities Laws" shall mean the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

         "Stock Option Agreement" shall have the meaning set forth in the Preamble of this Agreement.

         "Subsidiaries" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

         "Tax" or "Taxes" shall mean all federal, state, local, and foreign taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

         "Tax Opinion" shall have the meaning set forth in Section 9.1(g) of this Agreement.

         "Taxable Period" shall mean any period prescribed by any governmental authority, including the United States or any state, local, foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

         "Tax Return" shall mean any report, return, information return, or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

         (b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

         11.2     Expenses.

         (a) Except as otherwise provided in this Section 11.2 and Section 10.2, each of FNB and Promistar shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of FNB and Promistar shall each bear and pay one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement.

         (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute an exclusive remedy or liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

         11.3 Brokers and Finders. Each of the Parties represents and warrants that no action has been taken by it that would give rise to any valid claim against either Party for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding, in the case of FNB, fees to be paid to The Robinson-Humphrey Company, LLC, and in the case Promistar, fees to be paid to Keefe, Bruyette & Woods, in each case pursuant to letter agreements which have been heretofore disclosed to the other Party.

         11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Other than as provided in Section 8.14, nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

         11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Board of Directors of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the shareholders of a Party, there shall be made no amendment that modifies in any material respect the consideration to be received by holders of Promistar Common Stock without the further approval of such shareholders.

         11.6 Obligations of FNB. Whenever this Agreement requires FNB or Promistar to take any action, such requirement shall be deemed to include an undertaking by such Party to cause the Subsidiaries of such Party to take such action.

         11.7     Waivers.

         (a) Prior to or at the Effective Time, FNB, acting through its Board of Directors, chief executive officer, president, or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by Promistar, to waive or extend the time for the compliance or fulfillment by Promistar of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of FNB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of FNB.

         (b) Prior to or at the Effective Time, Promistar, acting through its Board of Directors, chief executive officer, president or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by FNB, to waive or extend the time for the compliance or fulfillment by FNB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Promistar under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Promistar.

         (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

         11.8 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

         11.9 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

                  Promistar:             Promistar Financial Corporation
                                         551 Main Street
                                         P.O. Box 1146
                                         Johnstown, Pennsylvania 15901-1146
                                         Telecopy Number: 814-536-2278
                                         Attention: Chairman and Chief Executive Officer

                  Copy to Counsel:       Kirkpatrick & Lockhart LLP
                                         Henry W. Oliver Building
                                         535 Smithfield Street
                                         Pittsburgh, Pennsylvania 15222
                                         Telecopy Number: 412-355-6501
                                         Attention: Kristen L. Stewart, Esq.

                  FNB:                   F.N.B. Corporation
                                         F.N.B. Center
                                         2150 Goodlette Road North
                                         Naples, Florida 34102
                                         Telecopy Number: 941-435-7658
                                         Attention: President and Chief Executive Officer

                  Copy to Counsel:       Smith, Gambrell & Russell, LLP
                                         1230 Peachtree Road, NE
                                         Suite 3100, Promenade II
                                         Atlanta, Georgia 30309
                                         Telecopy Number: 404-685-7058
                                         Attention: Robert C. Schwartz, Esq.

         11.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Florida, without regard to any applicable conflicts of Laws, except to the extent that the Laws of the Commonwealth of Pennsylvania relate to the consummation of the Merger.

         11.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         11.12 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

         11.13 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

         11.14 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                [Remainder of this Page Intentionally Left Blank]

         IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officer as of the day and year first above written.

                                    F.N.B. CORPORATION


                           By:      /s/ Gary L. Tice
                                    --------------------------------------------
                                    Gary L. Tice
                                    President and Chief Executive Officer

                                    PROMISTAR FINANCIAL CORPORATION


                           By:      /s/ John H. Anderson
                                    --------------------------------------------
                                    John H. Anderson
                                    Chairman and Chief Executive Officer

                                                                    APPENDIX B

                             STOCK OPTION AGREEMENT

         This STOCK OPTION AGREEMENT (this "Agreement") is entered into this 13th day of June, 2001, between F.N.B. CORPORATION, a Florida corporation having its principal office located in Naples, Florida ("FNB"), and PROMISTAR FINANCIAL CORPORATION, a Pennsylvania corporation having its principal office located in Johnstown, Pennsylvania ("Promistar").

                                   WITNESSETH:

         WHEREAS, FNB and Promistar have entered into an Agreement and Plan of Merger of even date herewith (the "Merger Agreement"), which agreement has been executed by the parties hereto prior to the execution of this Agreement; and

         WHEREAS, as a condition and inducement to FNB's pursuit of the transactions contemplated by the Merger Agreement and in consideration therefor, Promistar has agreed to grant FNB the Option (as hereinafter defined).

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

         1. (a) Promistar hereby grants to FNB an irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 2,975,830 authorized but unissued fully paid and nonassessable Common Shares, $5.00 par value, of Promistar ("Common Shares"), at a price per Common Share equal to $17.306 (as adjusted as set forth herein, the "Option Price"); provided, that in no event shall the number of Common Shares for which this Option is exercisable, when combined with the Promistar Common Shares beneficially owned at such time by FNB, exceed 19.9% of the issued and outstanding Common Shares. The number of Common Shares that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

              (b) In the event that any additional Common Shares are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the number of Common Shares subject to the Option shall be increased so that, after such issuance, it equals 19.9% of the number of Common Shares then issued and outstanding including Common Shares beneficially owned by FNB, but without giving effect to any Shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Promistar or FNB to breach any provision of the Merger Agreement.

         2. (a) Subject to compliance with applicable laws and regulations, the Holder (as hereinafter defined) may exercise the Option, notwithstanding the provisions of the Confidentiality Agreements (as defined in the Merger Agreement) in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined). Each of the following shall be an Exercise Termination Event: (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event (other than termination due to the failure of FNB to satisfy a condition to closing; (iii) the passage of 12 months (or such longer period as provided in Section 9) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event; or (iv) such other date as to which the Holder and Promistar agree. The term "Holder" shall mean the holder or holders of the Option. The rights set forth in Section 7 shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth herein.

              (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (i) Promistar or any of its Subsidiaries (as hereinafter defined) (each a "Promistar Subsidiary"), without having received FNB's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act"), and the rules and regulations thereunder) other than FNB or any of its Subsidiaries (each a "FNB Subsidiary") or the Board of Directors of Promistar shall have recommended that the shareholders of Promistar approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement or this Agreement. For purposes of this Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Promistar or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Promistar, (y) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Promistar or any Significant Subsidiary of Promistar, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Promistar or any Significant Subsidiary of Promistar, and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

                  (ii) Any person (excluding the officers and directors of Promistar) other than FNB, any FNB Subsidiary or any Promistar Subsidiary acting in a fiduciary capacity shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding Common Shares (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                  (iii) The shareholders of the Promistar shall not have approved the transactions contemplated by the Merger Agreement at the meeting held for that purpose or any adjustment thereof, or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, in either case, after Promistar's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or modify or interest in withdrawing or modifying) its recommendation that the shareholders of Promistar approve the transactions contemplated by the Merger Agreement, or Promistar or any Promistar Subsidiary, without having received FNB's prior written consent, shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose or interest in authorizing, recommending or proposing) an agreement to engage in an Acquisition Transaction, with any person other than FNB or a FNB Subsidiary;

                  (iv) Any person other than FNB or any FNB Subsidiary shall have made a bona fide proposal to Promistar or its shareholders to engage in an Acquisition Transaction, which proposal has an economic value equivalent to or in excess of that of FNB.

                  (v) Promistar shall have willfully and materially breached any material covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and such breach would entitle FNB to terminate the Merger Agreement; or

                  (vi) Any person other than FNB or any FNB Subsidiary, other than in connection with a transaction to which FNB has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

              (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                  (i) The acquisition by any person of beneficial ownership of 25% or more of the then outstanding Common Shares; or

                  (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (z) shall be 25%.

              (d) Promistar shall notify FNB promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Promistar shall not be a condition to the right of the Holder to exercise the Option.

              (e) No shares shall be issued pursuant to the exercise of this Option if (i) at the time of the Initial Triggering Event and at the time of exercise, FNB is in material breach under the Merger Agreement, or (ii) a preliminary or permanent injunction has been issued by a court of proper jurisdiction with respect to this Option or the Merger Agreement or the transactions contemplated hereby or thereby.

              (f) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Promistar a written notice prior to an Exercise Termination Event (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 10 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify the Promistar of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

              (g) At the closing referred to in subsection (e) of this Section 2, the Holder shall pay to Promistar the aggregate purchase price for the Common Shares purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Promistar, provided that failure or refusal of Promistar to designate such a bank account shall not preclude the Holder from exercising the Option.

              (h) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Promistar shall deliver to the Holder a certificate or certificates representing the number of Common Shares purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable thereunder. In addition, the Holder shall provide to Promistar a letter agreeing that Holder will not offer to sell or dispose of such shares in violation of applicable law or this Agreement

              (i) Certificates for Common Shares delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

                  "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Promistar and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Promistar and will be provided to the holder hereof without charge upon receipt by Promistar of a written request therefor."

                  It is understood and agreed that: (1) the reference to the resale restrictions of the Securities Act of 1933 (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Promistar a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance satisfactory to Promistar, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the proceeding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

              (j) Upon the giving by the Holder to Promistar of the written notice of exercise of the Option provided for under subsection (e) of this
Section 2 and the tender of the applicable purchase price in immediately available funds the Holder shall be deemed to be the holder of record of the Common Shares issuable upon such exercise, notwithstanding that the stock transfer books of Promistar shall then be closed or that certificates representing such Common Shares shall not then be actually delivered to the Holder. Promistar shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

         3. Promistar agrees: (a) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Shares so that the Option may be exercised without additional authorization of Common Shares after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Shares; (b) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Promistar; (c) promptly to take all action as may from time to time be required (including (i) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and
(ii) in the event, under the Bank Holding Company Act of 1956, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Promistar duly and effectively to issue Common Shares pursuant hereto; and (d) promptly to take all action provided herein to protect the rights of the Holder against dilution as set forth in Section 5 hereof.

         4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Promistar, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of Common Shares purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Promistar of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Promistar will execute and deliver a new Agreement of like tenor and date.

         5. The number of Common Shares purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this
Section 5.

            (a) In the event of any change in Common Shares by reason of stock dividends, splitups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of Common Shares purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional Common Shares are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of Common Shares that remain subject to the Option shall be increased so that, after such issuance and together with Common Shares previously issued pursuant to the exercise of the Option (together with the number of Shares previously issued under this Option and the number of Shares otherwise beneficially owned by FNB) (as adjusted on account of any of the foregoing changes in the Common Shares), it equals 19.9% of the number of Common Shares then issued and outstanding.

            (b) Whenever the number of Common Shares purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of Common Shares purchasable prior to the adjustment and the denominator of which shall be equal to the number of Common Shares purchasable after the adjustment.

         6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Promistar shall, at the request of FNB delivered prior to an Exercise Termination Event (or such later period as provided in Section 9) (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the Common Shares issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any Common Shares issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by FNB. Promistar will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 120 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. FNB shall have the right to demand two such registrations. The first demand registration effected under this Section 6 shall be at Promistar's expense except for underwriting commissions and the fees and expenses of FNB's counsel attributable to the registration of the Common Shares. The second demand registration shall be at FNB's expense. In addition, if at any time after the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Promistar proposes to register any of its equity securities under the 1933 Act, whether for sale for its own account or for the account of any other person, on a form and in a manner which would permit registration of the Common Shares issued pursuant hereto for sale to the public under the 1933 Act, it will each such time give prompt written notice to FNB of its intention to do so, describing such securities and specifying the form and manner and the other relevant facts involved in such proposed registration, and upon the written request of FNB delivered to the Company within 10 business days after the giving of any such notice (which request shall specify the Common Shares intended to be disposed of and the intended method or methods of disposition thereof), Promistar will use its best efforts to effect the registration under the 1933 Act of all Common Shares which Promistar has been so requested to register by FNB, to the extent requisite to permit the disposition of the Common Shares in accordance with the intended methods thereof as specified by FNB. Promistar shall be obligated to effect only one such piggy-back registration pursuant to this Section 6. FNB shall pay such incremental expenses incurred by Promistar in connection with registering the Common Shares requested to be registered by FNB pursuant to its piggy-back registration rights under this Section 6, which expenses are in addition to the expenses that Promistar would have otherwise incurred in registering equity securities under the 1933 Act. The foregoing notwithstanding, if, at the time of any request by FNB for registration of Option Shares as provided above, Promistar has initiated discussions with investment bankers concerning, or is in registration with respect to an underwritten public offering of Common Shares, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Option Shares would interfere with the successful marketing of the Common Shares offered by Promistar, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Promistar in the aggregate; and provided further, however, that if such reduction occurs, then the Promistar shall file a registration statement for the balance as promptly as practical thereafter as to which no reduction pursuant to this
Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration at Holder's expense. Each such Holder shall provide all information reasonably requested by Promistar for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Promistar shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Promistar. In any such registration, Promistar and FNB shall agree to indemnify each other on customary terms with regard to any information provided by such party. Upon receiving any request under this Section 6 from any Holder, Promistar agrees to send a copy thereof to any other person known to Promistar to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

         7. (a) Upon the occurrence of a Repurchase Event (as hereinafter defined) that occurs prior to an Exercise Termination Event, (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 9), Promistar shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which
(A) the Market/Offer Price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 9), Promistar shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term "Repurchase Event" shall occur if (i) any person other than FNB or any of its Subsidiaries shall have acquired beneficial ownership, or the right to acquire beneficial ownership, or any "group" (as such term is defined under the 1934 Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 50% or more of the then-outstanding Common Shares, or (ii) any of the transactions described in Section 8(a)(i), 8(a)(ii), or 8(a)(iii) hereof shall be consummated. The term "Market/Offer Price" shall mean the highest of
(i) the price per share of Common Shares at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Shares to be paid by any third party pursuant to an agreement with Promistar, (iii) the highest closing price for Common Shares within the three-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or substantially all of Promistar's assets or deposits, the sum of the net price paid in such sale for such assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of Promistar as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of Common Shares of Promistar outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be.

              (b) The Holder and the Owner, as the case may be, may exercise its right to require Promistar to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Promistar, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Promistar to repurchase this Option and/or the Option Shares in accordance with the provisions of this
Section 7. As promptly as practicable, and in any event within ten business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Promistar shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Promistar is not then prohibited under applicable law and regulation from so delivering.

              (c) To the extent that Promistar is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Promistar shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within ten business days after the date on which Promistar is no longer so prohibited; provided, however, that if Promistar at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivery to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Promistar hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Promistar shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that Promistar is not prohibited from delivering, and (ii) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of Common Shares obtained by multiplying the number of Common Shares for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

         8. (a) In the event that, prior to an Exercise Termination Event, Promistar shall enter into an agreement (i) to consolidate with or merge into any person, other than FNB or a FNB Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than FNB or a FNB Subsidiary, to merge into Promistar and Promistar shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding Common Shares shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding Common Shares shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its or any Significant Subsidiary's assets or deposits to any person, other than FNB or a FNB Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

            (b) The following terms have the meanings indicated:

                (i) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Promistar (if other than Promistar), (ii) Promistar in a merger in which Promistar is the continuing or surviving person, and (iii) the transferee of all or substantially all of Promistar's assets or deposits (or the assets or deposits of a Significant Subsidiary of Promistar).

                (ii) "Substitute Common Shares" shall mean the common shares issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

                (iii) "Assigned Value" shall mean the Market/Offer Price, as defined in Section 7.

                (iv) "Average Price" shall mean the average closing price of the Substitute Common Share for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the substitute Common Shares on the day preceding such consolidation, merger or sale; provided that if Promistar is the issuer of the Substitute Option, the Average Price shall be computed with respect to common shares issued by the person merging into Promistar or by any company which controls or is controlled by such person, as the Holder may elect.

              (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which agreement shall be applicable to the Substitute Option.

              (d) The Substitute Option shall be exercisable for such number of Substitute Common Shares as is equal to the Assigned Value multiplied by the number of Common Shares for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per Substitute Common Share shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of Common Shares for which the Option is then exercisable and the denominator of which shall be the number of Substitute Common Shares for which the Substitute Option is exercisable.

              (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for a number of shares which together with shares of the Acquiring Corporation then beneficially owned by FNB, constitutes more than 19.9% of the shares of Substitute Common Shares outstanding prior to exercise of the Substitute Option.

         9. The periods for exercise of certain rights under Sections 2, 6, and 7 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason or such exercise.

         10.  Promistar hereby represents and warrants to FNB as follows:

              (a) Promistar has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Promistar and no other corporate proceedings on the part of Promistar are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Promistar.

              (b) Promistar has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of Common Shares equal to the maximum number of Common Shares at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable.

         11. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, FNB, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder following such Subsequent Triggering Event; provided, however that until the date 30 days following the date on which the Federal Reserve Board has approved applications by FNB to acquire the Common Shares subject to the Option, FNB may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of issuer, (iii) an assignment to a single party (i.e., a broker or investment banker) for the purpose of conducting a widely disbursed public distribution on FNB's behalf, or
(iv) any other manner approved by the Federal Reserve Board.

         12. Each of FNB and Promistar will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation applying to the Federal Reserve Board under the Bank Holding Company Act for approval to acquire the shares issuable hereunder, but FNB shall not be obligated to apply to state banking authorities for approval to acquire the Common Shares issuable hereunder until such time, if ever, as it deems appropriate to do so.

         13. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

         14. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Promistar is not permitted to repurchase pursuant to Section 7, the full number of Common Shares provided in
Section 1(a) hereof (as adjusted pursuant to Section 5 hereof), it is the express intention of Promistar to allow the Holder to acquire or to require Promistar to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

         15. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

         16. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         17. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         18. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         19. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

         20. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by its officer thereunto duly authorized, all as of the date first above written.


                                      F.N.B. CORPORATION


                                  By: /s/ Gary L. Tice
                                      ------------------------------------------
                                      Gary L. Tice
                                      President and Chief Executive Officer


                                      PROMISTAR FINANCIAL CORPORATION


                                  By: /s/ John H. Anderson
                                      ------------------------------------------
                                      John H. Anderson
                                      Chairman and Chief Executive Officer

                                                                      APPENDIX C

                                                      June 13, 2001

The Board of Directors
Promistar Financial Corporation
Promistar Plaza
551 Main Street
Johnstown, PA 15901

Members of the Board:

         You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Promistar Financial Corporation ("Promistar") of the exchange ratio in the proposed merger (the "Merger") of Promistar into F.N.B. Corporation ("F.N.B."), pursuant to the Agreement and Plan of Merger, dated as of June 13, 2001, between Promistar and F.N.B. (the "Agreement"). Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $5.00 per share, of Promistar (the "Common Shares") will be converted into 0.926 shares of common stock, par value $2.00 per share, of F.N.B.

         Keefe, Bruyette & Woods, Inc., as part of its investment banking business, is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of the banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Promistar and F.N.B., and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Promistar and F.N.B. for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Promistar. We have acted exclusively for the Board of Directors of Promistar in rendering this fairness opinion and will receive a fee from Promistar for our services.

         In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Promistar and F.N.B. and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2000 of Promistar and F.N.B.; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Promistar and F.N.B. and certain other communications from Promistar and F.N.B. to their respective stockholders; and (iv) other financial information concerning the businesses and operations of Promistar and F.N.B. furnished to us by Promistar and F.N.B. for purposes of our analysis. We have also held discussions with senior management of Promistar and F.N.B. regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Promistar and F.N.B. with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

         In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not assumed any responsibility for independently verifying the accuracy or completeness of any such information. We have relied upon the management of Promistar and F.N.B. as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, with your consent, that the aggregate allowances for loan and lease losses for Promistar and F.N.B. are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property of Promistar or F.N.B., nor have we examined any individual credit files.

         We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Promistar and F.N.B.; (ii) the assets and liabilities of Promistar and F.N.B.; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.

         Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the exchange ratio in the Merger is fair, from a financial point of view, to holders of the Common Shares.

                                             Very truly yours,


                                             /s/ Keefe, Bruyette & Woods, Inc.

                                                                      APPENDIX D

                                  June 13, 2001

Board of Directors
F.N.B. Corporation
2150 Goodlette Road North
Naples, FL 34102

Ladies and Gentlemen:

         We understand that F.N.B. Corporation (the "Company") is considering a proposed merger of Promistar Financial Corporation ("Promistar") with and into the Company (the "Proposed Transaction"). We understand that under the terms of the Proposed Transaction, the Company will issue 0.926 shares of F.N.B. Corporation common stock for each outstanding share of Promistar common stock (the "Exchange Ratio"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger between the Company and Promistar, dated June 13, 2001 (the "Merger Agreement").

         You have asked us whether, in our opinion, the Exchange Ratio to be paid to the shareholders of Promistar in the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company.

         In arriving at our opinion, we reviewed and analyzed: (1) the Merger Agreement and exhibits thereto; (2) certain publicly available information concerning the Company and Promistar which we believe to be relevant to our inquiry; (3) financial and operating information with respect to the business, operations and prospects of the Company and Promistar furnished to us by the Company and Promistar, respectively; (4) a trading history of Promistar's common stock from June 6, 1996 to the present and a comparison of that trading history with those of other publicly traded companies which we deemed relevant; (5) a comparison of the historical financial results and present financial condition of each of the Company and Promistar with those of publicly traded companies which we deemed relevant; (6) historical data relating to percentage premiums paid in acquisitions of publicly traded bank holding companies from January 1, 1999 to the present; and (7) a comparison of the financial terms of the Proposed Transaction with the publicly available financial terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the respective senior management personnel of the Company and Promistar concerning their respective businesses, operations, assets, liabilities, present condition and future prospects and the potential cost savings, operating synergies, incremental revenues and other strategic benefits expected by the senior management of the Company to result from a combination of the businesses of Promistar and the Company and undertook such other studies, analyses and investigations as we deemed appropriate.

         We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by us in arriving at our opinion. With respect to the financial forecasts, including the synergies and other benefits expected to result from the Proposed Transaction, provided to or discussed with us, we have assumed, at the direction of the management of the Company and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the respective managements of the Company and Promistar as to the future financial performance of each company. In arriving at our opinion, we have not conducted a physical inspection of the properties and

Board of Directors
F.N.B. Corporation
June 13, 2001
Page 2

facilities of either the Company or Promistar and have not made nor obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of either the Company or Promistar. We have also assumed that the Proposed Transaction will be consummated in accordance with the terms of the Merger Agreement and that the Proposed Transaction will be accounted for as a pooling-of-interests under generally accepted accounting principles and will be treated as a tax-free reorganization for federal income tax purposes. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or Promistar or on the expected benefits of the Proposed Transaction. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company or Promistar. We do not have any obligation to update or revise the opinion.

         We have been retained by the Board of Directors of the Company to act as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have also performed various investment banking services for the Company in the past (including acting as the Company's financial advisor on previous acquisitions) and have received customary fees for such services. In the ordinary course of our business, we and our affiliates may actively trade in the securities of the Company or Promistar for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

         Based upon and subject to the forgoing, we are of the opinion as of the date hereof that the Exchange Ratio to be paid by the Company to the shareholders of Promistar in the Proposed Transaction is fair, from a financial point of view, to the shareholders of the Company. This opinion is for the benefit of the Board in its evaluation of the Proposed Transaction, and does not constitute a recommendation as to how any stockholder should act or vote with respect to any matters relating to the Proposed Transaction. This opinion may be referred to and may be reproduced in full in any filing made by the Company with the Securities and Exchange Commission in connection with the Proposed Merger.

                                       /s/ THE ROBINSON-HUMPHREY COMPANY, LLC

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Florida Business Corporation Act, as amended (the "Florida Act"), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the Florida Act provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the Florida Act provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the Florida Act further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the Florida Act or the corporation's Articles of Incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

         FNB's Articles of Incorporation provide that FNB shall indemnify its directors and officers to the fullest extent permitted by law in connection with any actual or threatened action, suit or proceedings, civil, criminal, administrative, investigative or other (whether brought by or in the right of FNB or otherwise) arising out of their service to FNB or to another organization at FNB's request, or because of their positions with FNB. The Articles further provide that FNB may purchase and maintain insurance to protect itself and any such director or officer against any liability, cost or expense asserted against or incurred by him in respect of such service, whether or not FNB would have the power to indemnify him against such liability by law or under the provisions of this paragraph.

         FNB's Bylaws provide that to the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for any action taken, or any failure to take any action.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         The following exhibits are filed with or incorporated by reference in this Registration Statement:

EXHIBIT NO.       DESCRIPTION OF EXHIBIT
-----------       ----------------------

    2.1           Agreement and Plan of Merger, by and between F.N.B.
                  Corporation and Promistar Financial Corporation (included as
                  Appendix A to the proxy statement/prospectus)

    5.1           Opinion of Smith, Gambrell & Russell, LLP

    8.1*          Form of Tax Opinion of Opinion of Smith, Gambrell & Russell, LLP

   10.1           Stock Option Agreement by and between FNB and Promistar
                  (included as Appendix B to the proxy statement/prospectus)

   23.1           Consent of Ernst & Young LLP

   23.2           Consent of Bobbitt, Pittenger & Company, P.A.

   23.3           Consent of PricewaterhouseCoopers LLP

   23.4           Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.1)

   23.5*          Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 8.1)

   23.6           Consent of Keefe, Bruyette & Woods, Inc.

   23.7           Consent of The Robinson-Humphrey Company, LLC (included in Exhibit 99.4)

   24.1           Powers of Attorney

   99.1*          Form of Proxy for Special Meeting of Shareholders of Promistar

   99.2*          Form of Proxy for Special Meeting of Shareholders of FNB

   99.3           Opinion of Keefe, Bruyette & Woods, Inc. (included as Appendix
                  C to the proxy statement/prospectus)

   99.4           Opinion of The Robinson-Humphrey Company, LLC (included as
                  Appendix D to the proxy statement/prospectus)

---------------
* To be filed by amendment.

ITEM 22. UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      To include any prospectus required by
                  Section 10(a)(3) of the Securities Act;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change in such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         (d)      (1)      The undersigned Registrant hereby undertakes as
         follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                  (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (f) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (g) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naples, State of Florida, on August 1, 2001.

                                    F.N.B. CORPORATION


                                    By: /s/ Gary L. Tice
                                        ---------------------------------------
                                        Gary L. Tice
                                        President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                       SIGNATURE                                          TITLE                            DATE
                       ---------                                          -----                            ----

                         *                                      Chairman of the Board               August 1, 2001
--------------------------------------------------
                    Peter Mortensen


/s/ Gary L. Tice
--------------------------------------------------
                   Gary L. Tice                             President, Chief Executive Officer      August 1, 2001
                                                            and Director (principal executive
                                                                         officer)


                         *                                             Vice Chairman                August 1, 2001
--------------------------------------------------
               Stephen J. Gurgovits


/s/ John D. Waters                                          Vice President and Chief Financial      August 1, 2001
--------------------------------------------------           Officer (principal financial and
                    John D. Waters                                 accounting officer)


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                W. Richard Blackwood


                                                                       Director
--------------------------------------------------
                    Alan C. Bomstein


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                  William B. Campbell


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                   Charles T. Cricks


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                     Henry M. Ekker


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                  James S. Lindsey



                         *                                             Director                     August 1, 2001
--------------------------------------------------
                    Paul P. Lynch


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                   Edward J. Mace


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                   Robert S. Moss


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                  William A. Quinn


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                 William J. Strimbu


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                   Archie O. Wallace


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                    James T. Weller


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                   Eric J. Werner


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                    Robert B. Wiley


                         *                                             Director                     August 1, 2001
--------------------------------------------------
                   Donna C. Winner


* By:  /s/ John D. Waters
      --------------------------------------------
       John D. Waters, as Attorney-in-Fact,
       pursuant to Powers of Attorney filed as
       Exhibit 24.1 to this Registration Statement

                                 EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION OF EXHIBIT
-----------       ----------------------

    2.1           Agreement and Plan of Merger, by and between F.N.B.
                  Corporation and Promistar Financial Corporation (included as
                  Appendix A to the proxy statement/prospectus)

    5.1           Opinion of Smith, Gambrell & Russell, LLP

    8.1*          Form of Tax Opinion of Opinion of Smith, Gambrell & Russell, LLP

   10.1           Stock Option Agreement by and between FNB and Promistar
                  (included as Appendix B to the proxy statement/prospectus)

   23.1           Consent of Ernst & Young LLP

   23.2           Consent of Bobbitt, Pittenger & Company, P.A.

   23.3           Consent of PricewaterhouseCoopers LLP

   23.4           Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 5.1)

   23.5*          Consent of Smith, Gambrell & Russell, LLP (included in Exhibit 8.1)

   23.6           Consent of Keefe, Bruyette & Woods, Inc.

   23.7           Consent of The Robinson-Humphrey Company, LLC (included in Exhibit 99.4)

   24.1           Powers of Attorney

   99.1*          Form of Proxy for Special Meeting of Shareholders of Promistar

   99.2*          Form of Proxy for Special Meeting of Shareholders of FNB

   99.3           Opinion of Keefe, Bruyette & Woods, Inc. (included as Appendix
                  C to the proxy statement/prospectus)

   99.4           Opinion of The Robinson-Humphrey Company, LLC (included as
                  Appendix D to the proxy statement/prospectus)

---------------
* To be filed by amendment.